UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) O SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 000-51552

ATS CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	**11-3747850**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
7915 Jones Branch Drive McLean, Virginia	**22102**
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code:
(703) 506-0088

Securities Registered Pursuant to Section 12(b) of the Act:
NONE

Securities Registered Pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $0.0001 par value	OTCBB

Units, each consisting of one share of Common Stock, $0.0001 par value, and two Warrants
Common Stock, $0.0001 par value
Warrants to purchase shares of Common Stock
(Title Of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by a check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2007, the aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was $2.5 million, based on the closing sales price of the Registrant's Common Stock on the OTC Bulletin Board on that date.

As of March 11, 2008, 19,251,777 shares of the Registrant's common stock, $0.0001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the definitive proxy statement for the Annual Meeting of Stockholders expected to be held in May 2008.

ATS CORPORATION

For the Fiscal Year Ended December 31, 2007

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report on Form 10-K constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. The factors listed in Item 1A of Part I of this Annual Report on Form 10-K, captioned "Risk Factors," as well as any cautionary language in this Annual Report on Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements, including but not limited to:

- risks related to the government contracting industry, including possible changes in government spending priorities;
- risks related to our business, including our dependence on contracts with U.S. Federal Government agencies and departments and continued good relations, and being successful in competitive bidding, with those customers;
- uncertainties as to whether revenues corresponding to our contract backlog will actually be received;
- risks related to the implementation of our strategic plan, including the ability to identify, finance and complete acquisitions and the integration and performance of acquired businesses; and
- other risks and uncertainties disclosed in our filings with the Securities and Exchange Commission.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report on Form 10-K. We undertake no obligation to update these forward-looking statements, even if our situation changes in the future.

The terms "we," "our" and "ATS" as used throughout this Annual Report on Form 10-K refer to ATS Corporation and its consolidated subsidiaries, unless otherwise indicated.

Item 1. ***Business***

INFORMATION ABOUT ATS CORPORATION ("ATS")

Our Business

We were organized as a "blank check" company under the laws of the State of Delaware on April 12, 2005 and were formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, an operating business in the federal services and defense industries. Our principal executive offices are located at 7915 Jones Branch Drive, McLean, Virginia 22102.

Acquisitions

ATSI. Effective the close of business on January 15, 2007, we acquired all of the outstanding capital stock of Advanced Technology Systems, Inc. and its subsidiaries (collectively, "ATSI"), a provider of systems integration and application development to the U.S. government, for $80.2 million in cash and 173,913 shares of our common stock valued at $1.0 million.

We funded the cash portion of the ATSI purchase price with the proceeds of our initial public offering. In connection with the acquisition of ATSI, holders of 2,906,355 shares of common stock who voted against the acquisition protected their right to convert their shares of common stock into $5.77 of cash per share. An aggregate of $16,769,668 was paid to converting stockholders. These conversions were also funded with the proceeds of our initial public offering.

As previously announced on January 9, 2007, and after the close of the ATSI acquisition which occurred on January 15, 2007, the Company repurchased 2,625,000 shares of the Company's common stock from the founders of the Company for approximately $2,888. The founders are Joel R. Jacks, Peter M. Schulte, Dr. Edward H. Bersoff, Arthur L. Money and FSAC Partners, LLC (which has been subsequently dissolved).

RISI. As of the close of business on February 28, 2007, we acquired Reliable Integration Services, Inc. ("RISI"), a 37-employee network systems integrator serving U.S. government defense and civilian agencies for approximately $1.3 million in cash, promissory notes and assumption of debt, plus $0.2 million of our common stock.

PMG. On September 1, 2007, we acquired Potomac Management Group, Inc. ("PMG"), a 149-employee information technology and multimedia services provider serving mostly to U.S. government agencies, for approximately $16.6 million. In addition to this amount, there is the potential for $1.5 million of payments to the former owners if PMG meets certain performance objectives.

NSS. On November 9, 2007, we completed the acquisition of Number Six Software, Inc. and its subsidiaries (collectively, "NSS"), pursuant to an Agreement and Plan of Merger and Reorganization, dated October 12, 2007, by and among ATS, NSS, ATS NSS Acquisition, Inc. and certain NSS stockholders. The aggregate consideration of approximately $35.4 million included $3.0 million in the form of our common stock valued at the average price over the 15-day period before the closing of the transaction, and promissory notes and deferred payments totaling approximately $5.5 million. The cash component of the purchase price was offset in part by negotiated terms expected to benefit ATS and reduce the net cash outlay associated with the transaction.

Organizational Structure

As of December 31, 2007, the Company consolidated all of its subsidiaries into Advanced Technology Systems, Inc. ("ATSI") under the holding company ATS Corporation.

Repurchase Program

On January 16, 2007, we announced that our board of directors had approved the repurchase of up to $15 million of either the Company's common stock or its warrants. On September 7, 2007, we announced the completion of the repurchase program, during which we had repurchased a total of 2,811,400 shares of common stock for a total of approximately $13.5 million and 3,705,755 warrants for approximately $1.4 million.

Incentive Compensation Plan

The ATS 2006 Omnibus Incentive Compensation Plan was approved by the stockholders at the January 12, 2007 stockholders' meeting. The plan reserves 1.5 million shares of our common stock for issuance to our employees and employees of our subsidiaries.

Line of Credit

On June 4, 2007, we entered into a credit agreement with Bank of America, as administrative agent, and other various lender parties, providing for a $25 million revolving credit facility, with the option to increase the amount available under the credit facility up to $50 million in increments of $5 million (assuming no default and other specified conditions), pursuant to which Bank of America and Citizens Bank of Pennsylvania severally agreed to make loans to us from time to time (the "Credit Agreement").

This line of credit was amended on June 29, 2007 to revise the definition of "LIBOR Monthly Floating Base Rate" and on November 9, 2007 to allow for certain seller indebtedness in connection with Permitted Acquisitions (as defined in the Credit Agreement), increase the aggregate commitments from $25 million to $50 million, and to provide for the consent by the agent and lenders of our acquisition of NSS.

In order to mitigate a substantial portion of the variable interest rate risk associated with the line of credit, we entered in to an agreement with Bank of America on November 8, 2007 to swap interest on $35 million of the line of credit for a fixed rate of 4.465%, plus the applicable margin ranging from 1.5% to 2.5% based on the Company's consolidated leverage ratio.

Warrant Clarification Agreement

We entered into a warrant clarification agreement on March 14, 2007. Prior to that date, we were required to record the warrant liability at each reporting date at its then estimated fair value, with any changes being recorded through our statement of operations as other income/expense. On March 14, 2007, upon execution of the clarification agreement, the fair value of the liability was reclassified to shareholders' equity.

Employment Agreements

On March 19, 2007, we entered into an employment agreement with Dr. Edward H. Bersoff, our Chairman, President and Chief Executive Officer. He has been serving in that capacity since January 16, 2007. The employment agreement was filed as part of a current report on Form 8-K on March 21, 2007. On October 25, 2007, we amended Dr. Bersoff's employment agreement to extend his term as Chief Executive Officer through December 31, 2008. The amendment to the employment agreement was filed as part of a current report on Form 8-K on October 29, 2007.

On May 4, 2007, we entered into a letter agreement with Pamela A. Little, our Senior Vice President of Finance who became our Chief Financial Officer on May 22, 2007. The terms of the letter agreement were filed as part of a current report on Form 8-K on May 22, 2007. On February 3, 2008, we entered into an employment agreement with Pamela Little, our Chief Financial Officer. The employment agreement was filed as part of a current report on Form 8-K on February 6, 2008.

In addition, the Company has entered into employment agreements with certain key employees that provide for severance payments in the event of termination.

Personnel

ATS has no employees other than those of its subsidiary, ATSI.

Available Information

We maintain an internet website at *http://www.atsva.com*. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, and other information related to us, free of charge, on this site as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the Securities and Exchange Commission. Our internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

INFORMATION ABOUT ATSI

Regulation

We are subject to various statutes and regulations applicable to government contracts generally and defense contracts specifically. These statutes and regulations carry substantial penalty provisions including suspension or debarment from government contracting or subcontracting for a period of time, if we are found to have violated these regulations. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, government security regulations, employment practices, the protection of the environment, the accuracy of records, and the recording of costs. We carefully monitor all of our contracts and contractual efforts to minimize the possibility of any violation of these regulations.

As a government contractor, we are subject to government audits, inquiries and investigations. We have experienced minimal audit adjustments in the past. The Defense Contract Audit Agency ("DCAA") has completed its audit of ATSI contracts through the fiscal year ended October 31, 2004, and we are subject to audit and adjustment on our performance during subsequent years.

Overview

ATSI provides software and systems development, systems integration, information technology infrastructure and outsourcing, information sharing, and consulting services primarily to U.S. government agencies. As part of its complete systems life-cycle approach, ATSI offers its clients an integrated full-service information technology infrastructure outsourcing solution that allows an agency to focus on its core mission while reducing costs and maintaining system uptime.

ATSI, founded in 1978, was incorporated under the laws of the District of Columbia, and in 1994 began operating as a Virginia corporation. ATSI originally focused on mainframe applications development and was awarded one of its first prime contracts in 1981 from the Department of Housing and Urban Development, or HUD, to develop the Computerized Homes Underwriting Management System, a system for tracking and monitoring home mortgages. By 1985, as technology evolved, ATSI's relationship with HUD evolved as well, and ATSI was tasked to design and implement various Local Area Network, or LAN, applications to meet the complex needs of the agency. ATSI expanded its expertise into enterprise architecture and system implementation services during its design of HUD's multi-tiered extranet application, FHA Connection, which consists of several smaller subsystems with a diverse mix of multi-tiered architectures in a web-driven solution. Throughout the 1990s, ATSI began to accelerate its business development efforts with other federal agencies in an effort to diversify its client concentration outside HUD and provide additional avenues for growth. For example, ATSI cross-sold its HUD applications development expertise to the Resolution Trust Corporation, or RTC, an agency created to manage the savings and loan crisis, to provide both applications development and database administration. As the savings and loan crisis was resolved, ATSI leveraged its past performance record at RTC to win a contract to develop the Federal Deposit Insurance Corporation's first internet and intranet sites.

Through the 2007 acquisitions of RISI, PMG and NSS, we expanded our client base, personnel and service offerings. These acquisitions expanded our federal network system integration, maritime security, and commercial applications development capabilities as well as broadening our customer base to include the U.S. Coast Guard and Blue Cross Blue Shield, among many others. However, the primary operating subsidiary, ATS Corporation, has remained ATSI. Effective December 31, 2007, our other subsidiaries resulting from our acquisitions were merged into ATSI. Therefore, our discussion of our operations revolves around the activities of ATSI.

Although ATSI's service offerings have evolved over time to incorporate new technologies and integrate acquired businesses, a majority of ATSI's projects encompass the following technology services:

- software and systems development;
- systems integration;
- information technology infrastructure and outsourcing;
- information sharing; and
- consulting.

Software and Systems Development

ATSI develops custom software applications and systems by applying industry standard best practices, agile development methodologies, and state of the art software tooling. ATSI has over 25 years of experience building and implementing leading edge financial, administrative/tracking and document/records management systems for federal civilian agency and Department of Defense ("DoD") clients. As a result of its development efforts, ATSI has built a strong understanding of its clients' information technology infrastructures, favorably positioning it to identify opportunities for additional application development and systems upgrades.

To create the best solutions for clients, ATSI utilizes its expertise in the following areas:

- full life cycle application development;
- legacy migration/modernization;
- database architecture/implementation;
- system maintenance;
- Independent Verification and Validation (IV&V);
- multi-platform deployment;
- requirements management; and
- certification and accreditation support.

ATSI's full suite of software engineering capabilities favorably positions ATSI to meet its clients' desire to engage contractors who can evaluate the feasibility of commercial off the shelf or COTS-based software solutions and, when necessary, develop custom applications that modify those solutions to meet overall system requirements. Additionally, ATSI has developed numerous custom software solutions for clients requiring technical specifications that are more demanding than those offered by a COTS solution.

Web-based software implementations

ATSI's software and systems engineers have developed extensive experience designing web-based applications and database solutions. ATSI offers web-based solutions that include:

- public key infrastructure, or PKI;
- virtual private network, or VPN;
- single sign-on;

• performance monitoring; and

• clustering/load balancing and business-to-business, or B2B, applications.

ATSI develops web-enabled systems that allow agencies to manage their intellectual capital by providing interactive web ties to robust database and mainframe architectures. Additionally, ATSI develops intranet portals allowing organizations to share information and communicate across a LAN, Wide Area Network ("WAN") or the Internet.

Legacy migration/modernization

ATSI provides software and systems migration planning. ATSI utilizes a collaborative approach to systems implementation, often working with clients to design systems requirements and select "best-of-breed" technologies to meet mission objectives. After identifying the proper solutions, ATSI works with clients to identify issues that may arise during a systems migration and map out migration and implementation schedules. ATSI also focuses on identifying potential issues impacting system uptime, connectivity and data availability. ATSI's software and systems engineers then work with a client to address ways to alleviate concerns and minimize the impact on daily operations.

Database architecture/implementation

ATSI combines broad experience in administering databases with a focused attention to suggesting and implementing database applications and solutions. ATSI is involved in all stages of the database management life cycle, including assessment of functional requirements, development of database requirements, and assistance in vendor selection. ATSI has expertise in highly-complex database design and optimization, data modeling, distributed databases, advanced architectures performance tuning, backup and recovery planning, application administration planning and operational administration. ATSI supports all phases of a database's life cycle and typically acts as a vendor-neutral advisor, allowing ATSI to offer its clients the database application that best addresses a system's specific requirements. In addition, ATSI has designed and built custom database systems, using object-oriented analysis and design techniques.

Systems Integration

ATSI performs comprehensive systems integration and installation services in support of its developed software systems, as well as network and hardware upgrades using COTS technologies. ATSI's professionals analyze a client's existing information systems, applications and platforms and design a solution that sustains or extends system performance and availability. As part of its work in this area, ATSI leverages its past experience and deep technical expertise to evaluate competing solutions. ATSI then develops systems based on the cost and requirements of a client. Finally, ATSI integrates the system into existing enterprise architectures to create a seamless application for clients. Many of ATSI's software development projects involve a substantial degree of legacy system integration and have served to further deepen ATSI's technical capabilities with legacy systems integration and migration.

To create the best solutions for clients, ATSI utilizes its expertise in the following areas:

• COTS integration;

• website management;

• enterprise architecture;

• interoperability; and

• documents/records management.

Information Technology Infrastructure and Outsourcing

ATSI provides a full range of infrastructure management services from small email or web server administration contracts to larger completely outsourced managed services. ATSI offers creative solutions to operational issues such as help desk operations, Service Level Agreement (SLA) management, proactive server monitoring and response, and server virtualization/consolidation. The methodology leverages the Information Technology Infrastructure Library (ITIL) framework, and Project Management Body of Knowledge (PMBOK) ensures the most efficient and comprehensive deployment of services.

The primary components of ATSI's infrastructure and outsourcing services are:

- managed services;
- hosting;
- service/help desk;
- continuity of operations (COOP) / disaster recover (DR);
- messaging/workflow administration;
- technology assessments;
- network operations;
- server administration;
- SLA management;
- database administration;
- desktop architecture;
- IT audit and assessment;
- virtualization;
- video teleconferencing;
- risk assessment and management; and
- information security.

Managed services

ATSI provides a suite of enterprise information technology infrastructure support services that enable its clients to focus on their core missions. ATSI's information technology staff works with clients to help plan, deploy, manage, and maintain their entire information technology infrastructure. ATSI's systems and services are focused on ensuring that clients' enterprise solutions have the availability, reliability, performance, and support required for long-term success.

Service/help desk

ATSI's complete outsourced information technology and infrastructure management solution includes the provision of network-essential help desk functions. The ability to accurately identify, capture and report network problems is critical to ATSI's ability to manage networks and recommend system upgrades.

Information security

ATSI provides a full range of security and risk management services that proactively ensure the safety of information, networks and systems.

Information Sharing

ATSI develops and deploys complex information sharing systems, connecting organizations at all levels of government and giving secure, immediate access to information and communications. ATSI delivers customized applications using open standards, approaches and methodologies. These solutions use service-oriented architectures, customer reference architectures, web services, the Global XML data models, and Federal Information Processing Standard (FIPS) 140-2 for wireless access to allow customers to communicate with existing legacy systems while migrating to new technologies.

To create the best solutions for clients, ATSI utilizes its expertise in the following areas:

- intergovernmental systems;
- classified and sensitive data;
- managing integrated regional information sharing;
- global positioning systems; and
- remote portable real-time data access.

Consulting

ATSI delivers a wide range of consulting services, including the following areas:

- technology consulting;
- business consulting;
- security consulting;
- business process re-engineering (BPR);
- training/eLearning; and
- IT planning and strategy.

Technology consulting

ATSI's technology consulting services are based on industry standard best practices and focused on services that are geared towards application lifecycle development, starting from requirements down through testing, deployment, and maintenance. These services are oriented toward the technical delivery of a solution or the technical enablement of an organization to be competent in delivering technical solutions. Sample offerings in this service line include: Process/Tools support surrounding the IBM/Rational technology, Requirements Management with Use Cases consulting, Test Driven Development, Model Driven Development, and Agile Process consulting.

Business consulting

ATSI provides business consulting services to a broad range of clients through its team of highly-experienced subject matter experts. These experts provide financial institutions with business and technology best practices in matters relating to high volume transaction processing, financial accounting, cash and securities clearance, and fixed income trading. As part of its consulting services, ATSI's professionals provide a full life-cycle of software development consulting services from business analysis, through requirements gathering, detailed design, development, testing and training support. These services are often performed in conjunction with the implementation of an entire solution or system redesign project. Additionally, ATSI provides property and casualty insurance companies with business and technology consulting services and solutions. These range from system selection and implementation to business process analysis and redesign. ATSI offers comprehensive project management and quality assurance services needed to ensure a successful system implementation.

Security consulting

ATSI's security consulting services provide a "best value" management to clients within the Department of Homeland Security, leveraging a deep experience in safety and security assessments.

Business process re-engineering

ATSI has developed a comprehensive and sophisticated strategic information technology consulting practice to assist clients with redesigning their business processes. ATSI helps clients identify and implement changes that can significantly improve performance, cost-effectiveness, quality, and client satisfaction. ATSI's multi-disciplined consultants are typically engaged by senior agency officials to assist with the development of programs and policies that support overall strategic organizational goals.

Information technology planning and strategy

ATSI's strategic planning practice supports the modeling, simulation and prototyping of information technology and network systems and solutions that help clients maximize their investments in those systems. As part of its efforts, ATSI engages in feasibility studies, strategic planning, systems development consulting, quality assurance, project management, organizational assessment, system and transition planning and acquisition support for clients. ATSI also provides data modeling services that allow clients to analyze how investments in software and systems architecture will impact the overall system, database and network performance. ATSI uses its data modeling capabilities to assist clients with operations research, system analysis, systems engineering, cost-benefit analyses and statistics on operating performance.

Professional staffing services

ATSI provides business and information technology staffing services for nearly all of the technical and functional disciplines at financial institutions with specific focus on business/data analysts and database professionals. ATSI's professionals possess significant technical and domain knowledge developed through years of working with many of the largest financial services firms. ATSI employs a dedicated recruiting staff to ensure ATSI has a full staff of professionals ready to quickly meet clients' needs. Our professional staffing services to financial institutions include the following:

- 12EE/Java development;
- client-server C/C++ development;
- systems administration;
- mortgage industry business analysis;
- project management;
- P&C industry business analysis;
- Oracle and Sybase database administration; and
- systems testing.

Customers and Contract Types

ATSI's diverse customer base consists primarily of U.S. government agencies. For the year ended December 31, 2007, ATSI generated 50% of its revenue from federal civilian agencies, 20% from defense and homeland security agencies, 25% from commercial customers, including government-sponsored enterprises, and 5% from state and local government customers. ATSI's largest clients in fiscal year 2007 were HUD and Fannie Mae, representing 17% and 15%, respectively, of its total revenue

The following schedule presents the breakdown of revenue by customer type for the year ended December 31, 2007.

Defense and Homeland Security Agencies	19.9%
Civilian Agencies	50.2%
State/Local Government	5.1%
Commercial	24.8%
Total	100.0%

We derive substantially all of our fee revenues from consulting services. We generate these fees from contracts with various payment arrangements, including time and materials contracts, fixed-price contracts and cost-reimbursable contracts. During the year ended December 31, 2007, revenues from these contract types were approximately 66%, 31% and 3%, respectively, of total revenues. We typically issue invoices monthly to manage outstanding accounts receivable balances.

We derived revenue as a prime contractor and subcontractor as follows for the year ended December 31, 2007.

PRIME	81.1%
SUB	18.9%
TOTAL	100.0%

Our most significant expense is direct costs, which consist primarily of project personnel salaries and benefits, and direct expenses incurred to complete projects. The number of consulting personnel assigned to a project will vary according to the size, complexity, duration, and demands of the project. As of December 31, 2007, we had 569 personnel who worked on our contracts.

General and administrative expenses consist primarily of costs associated with our executive management, finance and administrative groups, human resources, sales and marketing personnel, and costs associated with marketing and bidding on future projects, unassigned consulting personnel, personnel training, occupancy costs, depreciation and amortization, travel and all other branch and corporate costs.

Investment and other income consist primarily of interest income earned on our cash, cash equivalents and marketable securities.

Contract Backlog

We define backlog as the future revenue we expect to receive from our contracts and other engagements. We generally include in backlog the estimated revenue represented by contract options that have been priced, though not exercised. We do not include any estimate of revenue relating to potential future delivery orders that might be awarded under our General Services Administration Multiple Award Schedule contracts, other Indefinite Delivery/Indefinite Quantity ("IDIQ") contracts, or other contract vehicles that are also held by a large number of firms, an order which potential further delivery orders or task orders might be issued by any of a large number of different agencies and are likely to be subject to a competitive bidding process. At December 31, 2007, our backlog was approximately $231 million, of which $97 million was funded. As we were a shell company at December 31, 2006, we had no backlog at that time.

We currently estimate that 50% of projected revenue for 2008 exists in the current backlog. Our backlog includes orders under contracts that in some cases extend for several years, with the latest expiring at the end of calendar year 2012.

We cannot guarantee that we will recognize any revenue from our backlog. The federal government has the prerogative to cancel any contract or delivery order at any time. Most of our contracts and delivery orders have cancellation terms that would permit us to recover all or a portion of our incurred costs and potential fees in such cases. Backlog varies considerably from time to time as current contracts or delivery orders are executed and new contracts or delivery orders under existing contacts are won. Our estimate of the portion of the backlog as of December 31, 2007 from which we expect to recognize revenue during fiscal year 2008 is likely to be inaccurate because the receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control.

Subcontractors

When we act as a prime contractor, we derive revenue primarily through our own direct labor services, but also through the efforts of our subcontractors. As part of the contract bidding process, we may enter into teaming agreements with subcontractors to enhance our ability to bid on large, complex engagements or to more completely address a particular client's requirements. Teaming agreements and subcontracting relationships are useful because they permit us as a prime contractor to compete more effectively on a wider range of projects. In addition, we may engage a subcontractor to perform a discrete task on a project, or a subcontractor may approach us because of our position as a prime contractor. When we are a prime contractor on an engagement, we are ultimately responsible for the overall engagement, as well as the performance of our subcontractors. Revenue derived from work performed by subcontractors represented approximately 43% of our revenue for fiscal year 2007. No single subcontractor performed work that accounted for more than 5% of our revenue during the last fiscal year.

Competition

The information technology services industry is a large and highly competitive market. ATSI competes for contracts based on its strong client relationships, successful past performance record, significant technical expertise and specialized knowledge. ATSI often competes against both the large defense contractors, as well as specialized information technology consulting and outsourcing firms. Many of these competitors are large, well-established companies that have broader geographic scope and greater financial and other resources than ATSI. ATSI's competitors include Lockheed Martin Corporation, Northrop Grumman Corporation, Science Applications International Corporation, IBM, Computer Sciences Corporation, Dynamics Research Corporation, ManTech International Corporation, MTC Technologies, Inc., NCI Inc., Stanley, Inc., CACI International, Inc., SRA International, Inc., SI

International, Inc., Accenture Ltd. and BearingPoint, Inc. We expect competition in the U.S. government information technology services sector to increase in the future.

Employees

At February 29, 2008, ATSI had 769 personnel, including 717 full-time employees and 52 part-time employees, as well as 140 independent contractors. ATSI's future success will depend significantly on its ability to attract, retain and motivate qualified personnel. ATSI is not a party to any collective bargaining agreement and has not experienced any strikes or work stoppages. ATSI considers its relationship with its employees to be satisfactory.

Item 1A. *Risk Factors*

Risks Associated with Our Acquisitions

Certain of our key personnel who have joined us and will join us as a result of our acquisitions may be unfamiliar with the requirements of operating a public company, which may adversely affect our operations, including significantly reducing our revenues and net income, if any.

As a result of our acquisitions, we have acquired some members of our management team who do not have public company experience and are unfamiliar with the requirements of operating a public company under U.S. securities laws, which could cause us to expend time and resources helping them become familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues that may adversely affect our operations, including significantly reducing our revenues and net income to the extent these employees are performing direct services.

We may not be successful in identifying acquisition candidates and, if we undertake acquisitions, they could be expensive, increase our costs or liabilities, or disrupt our business. Additionally, if we are unable to successfully integrate companies we acquire, our revenue and operating results may be impaired.

One of our strategies is to augment our organic growth through acquisitions. In addition to our acquisition of ATSI, we have completed three acquisitions of complementary companies in the last year. We may not be able to identify suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in leverage or dilution of ownership. Additionally, negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management attention away from day-to-day operations and we may not be able to successfully integrate the companies we acquire. We also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. Acquired companies may have liabilities or adverse operating issues that we fail to discover through due diligence. Any costs, liabilities, or disruptions associated with future acquisitions could harm our operating results. In addition, following the integration of acquired companies, we may experience increased attrition, including but not limited to key employees of acquired companies, which could reduce our future revenue.

Our stockholders are dependent on a single business.

Our stockholders are dependent upon the performance of ATSI and its business and other acquired businesses. ATSI will remain subject to a number of risks, including those that relate generally to the federal services industry. See "Risks Related to Our Business and Operations."

As a result of our acquisitions, we have substantial amounts of goodwill and intangible assets, and changes in future business conditions could cause these assets to become impaired, requiring substantial write-downs that would adversely affect our financial results.

Our acquisitions involved purchase prices well in excess of tangible asset values, resulting in the creation of a significant amount of goodwill and other intangible assets. As of December 31, 2007, goodwill and purchased intangibles accounted for approximately $108 million and $26 million, or approximately 63% and 15%, respectively, of our total assets. We plan to continue acquiring businesses if and when opportunities arise, further increasing these amounts. To the extent that we determine that such an asset has been impaired, we will write down its carrying value on our balance sheet and book an impairment charge in our statement of operations.

We amortize finite lived intangible assets over their estimated useful lives, and also review them for impairment. If, as a result of acquisitions or otherwise, the amount of intangible assets being amortized increases, so will our amortization charges in future periods.

If the benefits of our various acquisitions do not meet the expectations of financial or industry analysts, the market price of our common stock may decline.

The market price of our common stock may decline as a result of our acquisitions if:

- we do not achieve the perceived benefits of the acquisitions as rapidly as, or to the extent anticipated by, financial or industry analysts; or
- the effect of the acquisitions on our financial results is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of a decreasing stock price.

Members of our board of directors may have conflicts of interest that could hinder our ability to make acquisitions.

One of our growth strategies is to make selective acquisitions of complementary businesses. Two of our directors, Messrs. Jacks and Schulte, are principals of CM Equity Partners, a sponsor of private equity funds. Some of these funds are focused on investments in, among other things, businesses in the federal services sector. Messrs. Jacks and Schulte also serve on the boards of a number of CM Equity Partners portfolio companies and, with Dr. Bersoff, are members of the board of directors of ICF International, Inc., a diversified federal services business that plans to grow in part through acquisitions. It is possible that CM Equity Partners and related funds and portfolio companies and ICF International, Inc. could be interested in acquiring businesses that we would also be interested in, and these relationships could hinder our ability to carry out our acquisition strategy.

We may not have sufficient financial resources to carry out our acquisition strategy; we may need to use our stock to fund acquisitions to a greater extent than we originally intended.

Following our acquisition of ATSI in January 2007, we announced a common stock repurchase program which was concluded on September 7, 2007. As a result of that program, we repurchased a total of 2,811,400 shares of common stock for a total of approximately $13.5 million and 3,705,755 warrants for approximately $1,430,000. These stock and warrant repurchases significantly reduced the amount of cash available to fund acquisitions. As a result, we may have to incur more debt, or issue more common stock or other equity securities, than would otherwise have been necessary in connection with acquisitions, and we may not have sufficient financial resources to carry out our acquisition strategy to the extent we had initially planned.

If third parties bring claims against us or if any of the entities we have acquired have breached any of their representations, warranties or covenants set forth in the acquisition agreement for each respective transaction, we may not be adequately indemnified for any losses arising therefrom.

Although the stock purchase and merger agreements governing our acquisitions generally provide that the selling shareholders will indemnify us for losses arising from a breach of the representations, warranties and covenants by the selling party set forth in the stock purchase or merger agreement, such indemnification is limited, in general terms, to aggregate monetary amounts with deductibles. In addition, with some exceptions, the survival period for claims under the stock purchase and merger agreements are limited to specific periods of time. We will be prevented from seeking indemnification for most claims above the aggregate threshold or arising after the applicable survival period.

Risks Associated with Management

Loss of our President and Chief Executive Officer could hurt our operations and our expansion efforts.

We rely heavily on our President and Chief Executive Officer, Dr. Edward H. Bersoff. The loss of Dr. Bersoff could have an adverse effect on us because we rely on his extensive experience and contacts in the government services industry. Not only would we suffer from a loss of his expertise and experience if he were to leave, but we would likely incur additional costs in connection with the identification of possible acquisition targets. Although we have entered into an employment agreement with Dr. Bersoff extending his employment term as Chief Executive Officer through December 31, 2008.

Risks Related to Our Business and Operations

The loss or impairment of ATSI's relationship with the U.S. government and its agencies could adversely affect our business.

ATSI derived approximately 71% of its total revenue in fiscal 2007 from contracts with the U.S. government and government-sponsored enterprises. We expect that U.S. government contracts will continue to be a significant source of revenue for the foreseeable future. If ATSI or any of its partners is suspended or prohibited from contracting with the U.S. government generally or any agency or related entity, if ATSI's reputation or relationship with government agencies is impaired, or if the U.S. government or any agency or related entity ceased doing business with them or significantly decreases the amount of business it does with them, our business, prospects, financial condition and operating results could be significantly impaired.

Changes by the U.S. government in its spending priorities may cause a reduction in the demand for the products or services that we may ultimately offer, which could adversely affect our business.

Changes in the U.S. government budgetary priorities could directly affect our financial performance. Government expenditures tend to fluctuate based on a variety of political, economic and social factors. A significant decline in government expenditures, or a shift of expenditures away from programs we support, or a change in U.S. government contracting policies causing its agencies to reduce their expenditures under contracts, to exercise their right to terminate contracts at any time without penalty, not to exercise options to renew contracts or to delay or not enter into new contracts, could adversely affect our business, prospects, financial condition or operating results.

We are required to comply with complex procurement laws and regulations, and the cost of compliance with these laws and regulations and penalties and sanctions for any non-compliance could adversely affect our business.

We are required to comply with laws and regulations relating to the administration and performance of U.S. government contracts, which affect how we do business with our customers and impose added costs on our business. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. government agencies, any of which could materially adversely affect our business, prospects, financial condition or operating results.

The U.S. government may reform its procurement or other practices in a manner adverse to us.

Because we derive a significant portion of our revenues from contracts with the U.S. government or its agencies, we believe that the success and development of our business will depend on its continued successful participation in federal contracting programs. The U.S. government may reform its procurement practices or adopt new contracting rules and regulations, including cost accounting standards, that could be costly to satisfy or that could impair our ability to obtain new contracts. It also could adopt new contracting methods to General Services Administration, or GSA, or other government-wide contracts, or adopt new standards for contract awards intended to achieve certain socio-economic or other policy objectives, such as establishing new set-aside programs for small or minority-owned businesses. In addition, the U.S. government may face restrictions from new legislation or regulations, as well as pressure from government employees and their unions, on the nature and amount of services the U.S. government may obtain from private contractors. These changes could impair our ability to obtain new contracts. Any new contracting methods could be costly or administratively difficult for us to implement and, as a result, could harm our operating results.

Government contracts are usually awarded through a competitive bidding process that entails risks not present in other circumstances.

A significant portion of our contracts and task orders with the U.S. government is awarded through a competitive bidding process. We expect that much of the business we seek in the foreseeable future will continue to be awarded through competitive bidding. Budgetary pressures and changes in the procurement process have caused many government clients to increasingly purchase goods and services through indefinite delivery/indefinite quantity, or ID/IQ, contracts, GSA schedule contracts and other government-wide acquisition contracts, or GWACs. These contracts, some of which are awarded to multiple contractors, have increased competition and pricing pressure, requiring us to make sustained post-award efforts to realize revenue under each such contract. Competitive bidding presents a number of risks, including without limitation:

- the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;
- the substantial cost and managerial time and effort that we may spend to prepare bids and proposals for contracts that may not be awarded to us;
- the need to estimate accurately the resources and cost structure that will be required to service any contract we award; and
- the expense and delay that may arise if our or our partners' competitors protest or challenge contract awards made to us or our partners pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract.

If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected, and that could cause our actual results to be adversely affected. In addition, upon the expiration of a contract, if the client requires further services of the type provided by the contract, there is frequently a competitive rebidding process. There can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract, and the termination or non-renewal of any of our significant contracts could cause our actual results to be adversely affected.

Restrictions on or other changes to the U.S. government's use of service contracts may harm our operating results.

We derive a significant amount of our revenue from service contracts with the U.S. government. The U.S. government may face restrictions from new legislation, regulations or government union pressures, on the nature and amount of services the government may obtain from private contractors. Any reduction in the government's use of private contractors to provide federal services would adversely impact our business.

Our contracts with the U.S. government and its agencies are subject to audits and cost adjustments.

U.S. government agencies, including the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contracts and government contractors' incurred costs, administrative processes and systems. These agencies review our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. They also review our compliance with government regulations and policies and the adequacy of our internal control systems and policies, including our purchase, property, estimation, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and any such costs already reimbursed must be refunded. Moreover, if any of the administrative processes and systems are found not to comply with requirements, we may be subjected to increased government scrutiny and approval that could delay or otherwise adversely affect our ability to compete for or perform contracts. Therefore, an unfavorable outcome by an audit by the DCAA or another government agency could cause actual results to be adversely affected and differ materially from those anticipated. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Each of these results could cause our actual results to be adversely affected.

A portion of our business depends upon obtaining and maintaining required security clearances, and our failure to do so could result in termination of certain of our contracts or cause us to be unable to bid or rebid on certain contracts.

Some U.S. government contracts require our employees to maintain various levels of security clearances, and we may be required to maintain certain facility security clearances complying with U.S. government requirements.

Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if such employees who hold security clearances terminate their employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon expiration. To the extent we are not able to engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-bid on expiring contracts, which could adversely affect our business.

In addition, we expect that some of the contracts on which we bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. A facility security clearance is an administrative determination that a particular facility is eligible for access to classified information or an award of a classified contract. A contractor or prospective contractor must meet certain eligibility requirements before it can be processed for facility security clearance. Contracts may be awarded prior to the issuance of a facility security clearance, and in such cases the contractor is processed for facility security clearance at the appropriate level and must meet the eligibility requirements for access to classified information. Our ability to obtain and maintain facility security clearances has a direct impact on our ability to compete for and perform U.S. government contracts, the performance of which require access to classified information. We do not expect potential acquisitions to endanger our facility clearances. However, to the extent that any acquisition or merger contemplated by us might adversely impact our eligibility for facility security clearance, the U.S. government could revoke our facility security clearance if we are unable to address adequately concerns regarding potential unauthorized access to classified information.

We may not receive the full amounts authorized under the contracts included in our backlog, which could reduce our revenue in future periods.

Our backlog consists of funded backlog, which is based on amounts actually obligated by a client for payment of goods and services, and unfunded backlog, which is based upon management's estimate of the future potential of our existing contracts and task orders, including options, to generate revenue. Our unfunded backlog may not result in actual revenue in any particular period, or at all, which could cause our actual results to differ materially from those anticipated.

Without additional Congressional appropriations, some of the contracts included in our backlog will remain unfunded, which could significantly harm our prospects.

Although many of our U.S. government contracts require performance over a period of years, Congress often appropriates funds for these contracts for only one year at a time. As a result, our contracts typically are only partially funded at any point during their term, and all or some of the work intended to be performed under the contracts will remain unfunded pending subsequent Congressional appropriations and the obligation of additional funds to the contract by the procuring agency. Nevertheless, we estimate our share of the contract values, including values based on the assumed exercise of options relating to these contracts, in calculating the amount of our backlog. Because we may not receive the full amount we expect under a contract, our estimate of our backlog may be inaccurate.

Loss of our GSA contracts or GWACs would impair our ability to attract new business.

We are a prime contractor under several GSA contracts, blanket purchase agreements, and GWAC schedule contracts. Our ability to continue to provide services under these contracts will continue to be important to our business because of the multiple opportunities for new engagements each contract provides. If we were to lose our position as prime contractor on one or more of these contracts, we could lose substantial revenues and our operating results could be adversely affected. Our GSA contracts and other GWACs have an initial term of five or more years, with multiple options exercisable at the government client's discretion to extend the contract for one or more years. There can be no assurances that government clients will continue to exercise the options remaining on our current contracts, nor can we be assured that future clients will exercise options on any contracts we may receive.

U.S. government contracts often contain provisions that are unfavorable, which could adversely affect our business.

U.S. government contracts contain provisions and are subject to laws and regulations that give the U.S. government rights and remedies not typically found in commercial contracts, including, without limitation, allowing the U.S. government to:

- terminate existing contracts for convenience, as well as for default;
- establish limitations on future services that can be offered to prospective clients based on conflict of interest regulations;
- reduce or modify contracts or subcontracts;
- cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
- decline to exercise an option to renew a multi-year contract;
- claim intellectual property rights in products provided by us; and
- suspend or bar us from doing business with the federal government or with a governmental agency.

If a government client terminates one of our contracts for convenience, we may recover only our incurred or committed costs, settlement expenses, and profit on work completed prior to the termination. If a federal government client were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts or suspend or debar us from doing business with government agencies, our revenue and operating results would be materially harmed.

Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.

We must comply with laws and regulations relating to the formation, administration, and performance of federal government contracts, which affect how we do business with our government clients and may impose added costs on our business. Among the most significant regulations are:

- the Federal Acquisition Regulation, and agency regulations analogous or supplemental to the Federal Acquisition Regulation, which comprehensively regulate the formation, administration, and performance of government contracts, including provisions relating to the avoidance of conflicts of interest and intra-organizational conflicts of interest;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with some contract negotiations;
- the Procurement Integrity Act, which requires evaluation of ethical conflicts surrounding procurement activity and establishing certain employment restrictions for individuals who participate in the procurement process;
- the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under some cost-based government contracts;
- laws, regulations, and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of specified products, technologies, and technical data;
- laws surrounding lobbying activities a corporation may engage in and operation of a Political Action Committee established to support corporate interests; and
- compliance with antitrust laws.

If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, harm to our reputation, suspension of payments, fines, and suspension or debarment from doing business with federal government agencies. The government may in the future reform its procurement practices or adopt new contracting rules and regulations, including cost accounting standards, that could be costly to satisfy or that could impair our ability to obtain new contracts. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions, or suspension or debarment from contracting with the federal government, each of which could lead to a material reduction in our revenue.

The markets we compete in are highly competitive, and many of the companies we compete against have substantially greater resources.

The markets in which we operate include a large number of participants and are highly competitive. Many of our competitors may compete more effectively than we can because they are larger, better financed and better known companies than us. In order to stay competitive in our industry, we must also keep pace with changing technologies and client preferences. If we are unable to differentiate our services from those of our competitors, our revenue may be adversely affected. In addition, our competitors have established relationships among themselves or with third parties to increase their ability to address client needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation, which may result in the emergence of companies who are better able to compete against us. The results of these competitive pressures could cause our business to be adversely affected.

Our failure to attract and retain qualified employees, including our senior management team, may adversely affect our business.

Our continued success depends to a substantial degree on our ability to recruit and retain the technically skilled personnel we need to serve our clients effectively. Our business involves the development of tailored solutions for our clients, a process that relies heavily upon the expertise and services of employees. Accordingly, our employees are our most valuable resource. Competition for skilled personnel in the information technology services industry is intense, and technology service companies often experience high attrition among their skilled employees. There is a shortage of people capable of filling these positions, and they are likely to remain a limited resource for the foreseeable future. Recruiting and training these personnel requires substantial resources. Our failure to attract and retain technical personnel could increase our costs of performing our contractual obligations, reduce our ability to efficiently satisfy our clients' needs, limit our ability to win new business and constrain our future growth.

Our debt includes covenants that restrict our activities and create the risk of defaults, which could impair the value of our stock.

Our debt financing arrangements contain a number of significant covenants that, among other things, restrict our ability to dispose of assets; incur additional indebtedness; make capital expenditures; pay dividends; create liens on assets; enter into leases, investments and acquisitions; engage in mergers and consolidations; engage in certain transactions with affiliates; and otherwise restrict corporate activities (including change of control and asset sale transactions). In addition, our financing arrangements require us to maintain specified financial ratios and comply with financial tests, some of which may become more restrictive over time. The failure to fulfill the requirements of debt covenants, if not cured through performance or an amendment of the financing arrangements, could have the consequences of a default described in the risk factor below. There is no assurance that we will be able to fulfill our debt covenants, maintain these ratios, or comply with these financial tests in the future, nor is there any assurance that we will not be in default under our financial arrangements in the future.

A default under our debt could lead to a bankruptcy or other financial restructuring that would significantly adversely affect the value of our stock.

In the event of a default under our financing arrangements, the lenders could, among other things, (i) declare all amounts borrowed to be due and payable, together with accrued and unpaid interest, (ii) terminate their commitments to make further loans, and (iii) proceed against the collateral securing the obligations owed to them. Our senior debt is secured by substantially all of our assets. Defaults under additional indebtedness we incur in the future could have these and other effects. Any such default could have a significant adverse effect on the value of our stock.

A default under our debt could lead to the bankruptcy, insolvency, financial restructuring or liquidation. In any such event, our stockholders would be entitled to share ratably in our assets available for distribution only after the payment in full to the holders of all of our debt and other liabilities. There can be no assurance that, in any such bankruptcy, insolvency, financial restructuring or liquidation, stockholders would receive any distribution whatsoever.

If we are unable to fund our capital expenditures, we may not be able to continue to develop new offerings and services, which would have a material adverse effect on our business.

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our financial condition at the time of any such offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to develop new offerings and services and could have a material adverse effect on our business, results of operations and financial condition.

Our employees may engage in misconduct or other improper activities, which could harm our business.

We are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with federal government procurement regulations, engaging in unauthorized activities, seeking reimbursement for improper expenses or falsifying time records. Employee misconduct could also involve the improper use of our clients' sensitive or classified information, which could result in regulatory sanctions against us and serious harm to our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business.

Our failure to obtain and maintain necessary security clearances may limit our ability to perform classified work for government clients, which could cause us to lose business.

Some government contracts require us to maintain facility security clearances and require some of our employees to maintain individual security clearances. If our employees lose or are unable to timely obtain security clearances, or we lose a facility clearance, the government client can terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain the required security clearances for our employees working on a particular contract, or we fail to obtain them on a timely basis, we may not derive the revenue anticipated from the contract, which could harm our operating results.

We may be unable to protect or enforce our intellectual property rights.

The protection of our trade secrets, proprietary know-how, technological innovations, other proprietary information and other intellectual property protections in the U.S. and other countries may be critical to our success. We may rely on a combination of copyright, trademark, trade secret laws and contractual restrictions to protect any proprietary technology or other rights we may have or acquire. Despite our efforts, we may not be able to prevent misappropriation of those proprietary rights or deter independent development of technologies that compete with us. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. It is also possible that third parties may claim we have infringed their patent, trademark, copyright or other proprietary rights. Claims or litigation, with or without merit, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on our competitive position and business.

We may be harmed by intellectual property infringement claims.

We may become subject to claims from our employees and third parties who assert that intellectual property that we use in delivering services and business solutions to our clients infringe upon intellectual property rights of such employees or third parties. Our employees develop much of the intellectual property that we use to provide our services and business solutions to our clients, but we also license technology from other vendors. If our vendors, employees, or third parties assert claims that we or our clients are infringing on their intellectual property, we could incur substantial costs to defend those claims. In addition, if any of these infringement claims is ultimately successful, we could be required to:

- cease selling and using products and services that incorporate the challenged intellectual property;
- obtain a license or additional licenses from our vendors or other third parties; and
- redesign our products and services that rely on the challenged intellectual property.

Any of these outcomes could further adversely affect our operating results.

Our quarterly revenue, operating results and profitability could be volatile.

Our quarterly revenue, operating results and profitability may fluctuate significantly and unpredictably in the future.

Factors which may contribute to the volatility of quarterly revenue, operating results or profitability include:

- fluctuations in revenue earned on contracts;
- commencement, completion, and termination of contracts during any particular quarter;
- variable purchasing patterns under GSA Schedule contracts, and agency-specific ID/IQ contracts;
- additions and departures of key personnel;
- changes in our staff utilization rates;
- timing of significant costs, investments and/or receipt of incentive fees;
- strategic decisions by us and our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, and changes in business strategy;
- contract mix and the extent of use of subcontractors;

- changes in policy and budgetary measures that adversely affect government contracts; and
- any seasonality of our business.

Therefore, period-to-period comparisons of our operating results may not be a good indicator of our future performance. Our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse affect on the market price of our common stock.

Furthermore, reductions in revenue in a particular quarter could lead to lower profitability in that quarter because a relatively large amount of our expenses are fixed in the short-term. We may incur significant operating expenses during the start-up and early stages of large contracts and may not receive corresponding payments or revenue in that same quarter. We may also incur significant or unanticipated expenses or both when contracts expire, are terminated, or are not renewed. In addition, payments due to us from government agencies and departments may be delayed due to billing cycles, as a result of failures of governmental budgets to gain Congressional and administration approval in a timely manner, and for other reasons.

If subcontractors on our prime contracts are able to secure positions as prime contractors, we may lose revenue.

For each of the past several years, as the GSA Schedule contracts have increasingly been used as contract vehicles, we have received substantial revenue from government clients relating to work performed by other firms acting as subcontractors to us. In some cases, companies that have not held GSA Schedule contracts have approached us in our capacity as a prime contractor, seeking to perform services as our subcontractor for a government client. Some of the providers that are currently acting as subcontractors to us may in the future secure positions as prime contractors upon renewal of a GSA Schedule contract. If one or more of our current subcontractors is awarded prime contractor status in the future, it could reduce or eliminate our revenue for the work they were performing as subcontractors to us. Revenue derived from work performed by ATSI's subcontractors for fiscal years 2005, 2006 and 2007 represented 28%, 26% and 28% of our gross revenue, respectively.

If our subcontractors fail to perform their contractual obligations, our performance as a prime contractor and our ability to obtain future business could be materially and adversely impacted.

Our performance of government contracts may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work. We are obligated to deliver to our clients. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely affect our ability to perform our obligations as a prime contractor.

In extreme cases, a subcontractor's performance deficiency could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

We sometimes incur costs before a contract is executed or appropriately modified. To the extent a suitable contract or modification is not later signed and these costs are not reimbursed, our revenues and profits will be reduced.

When circumstances warrant, we sometimes incur expenses and perform work without a signed contract or appropriate modification to an existing contract to cover such expenses or work. When we do so, we are working "at-risk," and there is a chance that the subsequent contract or modification will not ensue, or if it does, that it will not allow us to be paid for the expenses already incurred or work already performed or both. In such cases, we have generally been successful in obtaining the required contract or modification, but any failure to do so in the future could adversely affect operating results.

We may lose money or incur financial penalties if we agree to provide services under a performance-based contract arrangement.

Under certain performance-based contract arrangements, we are paid only to the extent our customer actually realizes savings or achieves some other performance-based improvements that result from our services. In addition, we may also incur certain penalties. Performance-based contracts could impose substantial costs and risks, including:

- the need to accurately understand and estimate in advance the improved performance that might result from our services;
- the lack of experience both we and our primary customers have in using this type of contract arrangement; and
- the requirement that we incur significant expenses with no guarantee of recovering these expenses or realizing a profit in the future.

Even if we successfully execute a performance-based contract, our interim operating results and cash flows may be negatively affected by the fact that we may be required to incur significant up-front expenses prior to realizing any related revenue.

If we are unable to manage our growth, our business may be adversely affected.

Sustaining our growth may place significant demands on our management, as well as on our administrative, operational and financial resources. If we sustain significant growth, we must improve our operational, financial and management information systems and expand, motivate and manage our workforce. If we are unable to do so, or if new systems that we implement to assist in managing any future growth do not produce the expected benefits, our business, prospects, financial condition or operating results could be adversely affected.

Risks Related to Our Capital Structure and Our Warrants

Because we do not currently intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared nor paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on factors our board of directors deems relevant, including, among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. It is likely that the debt financing arrangements we put into place will prohibit us from declaring or paying dividends without the consent of our lenders. Accordingly, realization of a gain on stockholders' investments will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders purchased their shares.

The significant number of our outstanding warrants may place a ceiling on, or otherwise adversely affect, the value of our common stock.

We have 36,380,195 outstanding warrants to purchase shares of our common stock at an exercise price of $5.00 per share, and 19,251,777 outstanding shares of common stock as of March 11, 2008.

Although we have taken strides to repurchase our warrants, they still represent a very significant market overhang that may limit the value of our common stock, at least in the near term and unless and until we can substantially grow our business. This situation may cause us to consider alternative means of reducing the warrant overhang. Certain of these means could dilute our outstanding common stock or otherwise adversely affect its market value.

If certain stockholders exercise their registration rights, it may have an adverse effect on the market price of our common stock.

Our initial stockholders are entitled to demand that we register the resale of their shares of common stock in certain circumstances. If our initial stockholders exercise their registration rights with respect to all of their shares of common stock purchased prior to our public offering, then there will be an additional 2,625,000 shares of common stock eligible for trading in the public market. We also granted registration rights to former shareholders of ATSI, who received 173,913 shares of our common stock upon the closing of the ATSI acquisition. We also granted registration rights with respect to 46,296 shares of common stock in connection with our March 1, 2007 acquisition of RISI, granted registration rights with respect to 134,408 shares of common stock in connection with our August 31, 2007 acquisition of PMG, and granted registration rights with respect to 845,812 shares of common stock in connection with our November 9, 2007 acquisition of NSS. The presence of this additional number of shares of common stock eligible for trading in the public market may have an adverse effect on the market price of our common stock.

If we are unable to maintain a current prospectus relating to the common stock underlying our warrants, our warrants may be worthless.

We will not be obligated to issue shares of common stock upon the exercise of our warrants unless, at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrant is current and such common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, we have agreed to use our reasonable best efforts to maintain a current prospectus relating to the common stock issuable upon exercise of our warrants until the expiration of our warrants. However, we cannot assure warrant holders that we will be able to do so. If the prospectus relating to the common stock issuable upon exercise of the warrants is not current, or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, our warrants may not be exercisable before they expire. The warrant agreement is silent as to the consequences of such circumstances. Thus, our warrants may be deprived of any value, the market for our warrants may be limited or non-existent and the warrants may expire worthless.

The warrant agreement governing our warrants permits us to redeem the warrants and it is possible that we could redeem the warrants at a time when a prospectus has not been current, resulting in the warrant holder receiving less than fair value of the warrant or the underlying common stock.

Under section 6 of the warrant agreement governing our outstanding warrants, we have the right to redeem outstanding warrants, at any time prior to their expiration, at the price of $0.01 per warrant, provided that the last sales price of our common stock has been at least $8.50 per share on each of 20 trading days within any 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. Section 6 of the warrant agreement does not require, as a condition to giving notice of redemption, that we have in effect—during either the redemption measurement period or at the date of notice of redemption—a current prospectus relating to the common stock issuable upon exercise of our warrants. Thus, it is possible that we could issue a notice of redemption of the warrants following a time when holders of our warrants have been unable to exercise their warrants and thereafter immediately resell the underlying common stock under a current prospectus. Under such circumstances, rather than face redemption at a nominal price per warrant, warrant holders could be forced to sell the warrants or the underlying common stock for less than fair value.

Over-the-Counter Bulletin Board quotation of our securities limits the liquidity and price of our securities.

Quotation of our securities on the Over-the-Counter Bulletin Board limits the liquidity and price of our securities more than if our securities were quoted or listed on the American Stock Exchange ("AMEX") or NASDAQ. Although we are in the process of applying for listing of our common stock on AMEX and we ultimately intend to apply for listing of our common stock on NASDAQ, we cannot assure you that we will satisfy the applicable listing requirements.

Risks Associated with Limited Experience as a Public Company

This is the first full year of ATSI operating as a public company. Fulfilling our obligations incident to being a public company will be expensive and time consuming.

Until January 2007, we maintained limited disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws, but we have been required to maintain and establish internal controls over financial reporting as is required with respect to the business of ATSI. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, or SEC, we have implemented additional internal and disclosure control procedures and corporate governance practices and now adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations have required and will continue to require significant management time, significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs. We have hired additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test our internal controls over financial reporting for fiscal 2006 and beyond and required. Our assessment is that our internal controls over financial reporting are effective.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established COSO internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It also required an independent registered public accounting firm to test our internal controls over financial reporting and report on the effectiveness of such controls for fiscal year ended December 31, 2007.

Until our acquisition of ATSI in January 2007, we had no operations, no full-time personnel and very few personnel of any kind. Our activities from inception in late 2005 and into 2006 were focused on completing our initial public offering, identifying acquisition candidates and then completing the acquisition of ATSI. Most of the proceeds of our initial public offering were deposited and held in trust until the completion of the acquisition of ATSI. As a result of these factors, we had neither the resources, nor the personnel, to have in place adequate internal control. As a result, we did have material weaknesses in our internal control over financial reporting for the year ended December 31, 2006 relating primarily to our inability to segregate duties and lack of documentation of the policies and procedures.

With the completion of our acquisitions, and a new Chief Financial Officer and controller, we have additional personnel, access to financial and internal control systems, and actual operations. We have addressed the internal control deficiencies identified last year and now have effective internal controls in place.

We cannot be certain that we will be able to maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new and improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report regarding the effectiveness of our internal controls over financial reporting in future periods, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, AMEX, NASDAQ or other regulatory authorities.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our headquarters is currently located at 7915 Jones Branch Drive, in McLean, Virginia, a suburb of Washington, D.C. Our headquarters' lease is for approximately 131,000 square feet, at a cost of approximately $2.8 million per year, which terminates on January 31, 2009. All corporate functions are located there, with approximately 22.4% of our full-time employees located at our headquarters and other company offices and the other 77.6% located at client sites. On February 11, 2008, we entered into a Deed of Lease with West* Group Properties, LLC covering a total of 58,082 square feet of office space in the Northampton Building located at 7925 Jones Branch Drive, McLean, Virginia. The lease includes the entire third and fourth floors of the building, as well as two wings on the second floor. The base rent of the property is $133,104.58 per month, subject to adjustment on each anniversary date of the commencement of the lease. The term lease is for ten years, with a right to extend the term for two renewal terms of five years each. We intend to move our principal executive office to this location from our current location at 7915 Jones Branch Drive.

We also have facilities in Arlington, Virginia, Richmond, Virginia, Alexandria, Virginia, Vienna, Virginia, Oakbrook, Illinois, Cincinnati, Ohio, Kansas City, Missouri, Columbia, South Carolina, Indianapolis, Indiana, Huntsville, Alabama, Dayton, Ohio, and Sacramento, California. ATSI does not own any real property; all of its offices are in leased premises.

Item 3. ***Legal Proceedings***

From time to time, we are involved in various legal matters and proceedings concerning matters arising in the ordinary course of business. Other than possibly the matter discussed below, we currently believe that any ultimate liability arising out of these matters and proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

We are a defendant in *Maximus, Inc. vs. Advanced Technology Systems, Inc.,* pending in the Connecticut Superior Court, Hartford District. The lawsuit asserts breach of contract and other claims related to a subcontract between Maximus and ATSI associated with a prime contract between Maximus and the State of Connecticut. The case was filed in August 2007 and remains in a preliminary stage, with our answer and counterclaims to be filed during March 2008. In addition, based on the claims asserted in the lawsuit, we have made an indemnification demand against the selling shareholders of ATSI under the stock purchase agreement governing the transaction in which the Company (then Federal Services Acquisition Corporation) acquired ATSI. That demand is subject to the dispute resolution process provided for in the stock purchase agreement.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

The following table sets forth, for the calendar quarter indicated, the quarterly high and low bid information of the Company's common stock as reported on the OTC Bulletin Board in 2006 and 2007. Our common stock began trading on December 5, 2005. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.

	Common Stock (ATCT)		Warrants (ATCTW)		Units (ATCTU)	
2007	**High**	**Low**	**High**	**Low**	**High**	**Low**
First Quarter	$5.61	$3.50	$0.68	$0.35	$6.49	$4.75
Second Quarter	$3.90	$3.45	$0.41	$0.35	$4.75	$4.05
Third Quarter	$3.78	$3.35	$0.40	$0.32	$4.40	$4.20
Fourth Quarter	$3.70	$3.25	$0.40	$0.30	$4.34	$3.95

	Common Stock (FDSA)		Warrants (FDSAW)		Units (FDSAU)	
2006	**High**	**Low**	**High**	**Low**	**High**	**Low**
First Quarter	$5.83	$5.32	$0.85	$0.47	$7.50	$6.28
Second Quarter	$5.75	$5.37	$1.04	$0.45	$7.70	$6.40
Third Quarter	$5.47	$5.35	$0.44	$0.28	$6.40	$6.01
Fourth Quarter	$5.63	$5.45	$0.36	$0.26	$6.30	$6.00

The closing prices of the Company's common stock, units and warrants on March 11, 2008 were $2.80, $3.70, and $0.12, respectively.

Effective January 30, 2007, the Company's trading symbols were changed to ATCT (common stock), ATCTU (units) and ATCTW (warrants) on the OTC Bulletin Board.

Holders of Common Stock

As of December 31, 2007, there were approximately 134 holders of record of our common stock.

Dividend Policy

We have never declared nor paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on factors our board of directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. It is likely that the debt financing arrangements we put into place in connection with our acquisitions will prohibit us from declaring or paying dividends without the consent of our lenders.

Recent Sales of Unregistered Securities

On January 16, 2007, in connection with the closing of the acquisition of ATSI, the Company issued 173,913 shares of common stock, valued at $1.0 million for purposes of the transaction, to the selling shareholders of ATSI. These shares constituted a portion of the transaction consideration. The issuance of the shares was exempt as a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended.

On March 1, 2007, in connection with the closing of the acquisition of RISI, the Company issued 46,296 shares of common stock, valued at $0.2 million for purposes of the transaction, to the selling shareholders of RISI. These shares constituted a portion of the transaction consideration. The issuance of the shares was exempt as a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended.

On September 1, 2007, in connection with the closing of the acquisition of PMG, the Company issued 134,408 shares of common stock, valued at $0.5 million for purposes of the transaction, to the selling shareholders of PMG. These shares constituted a portion of the transaction consideration. The issuance of the shares was exempt as a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended.

On November 9, 2007, in connection with the closing of the acquisition of NSS, the Company issued 845,812 shares of common stock, valued at $3.05 million for purposes of the transaction, to the selling shareholders of NSS. These shares constituted a portion of the transaction consideration. The issuance of the shares was exempt as a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended.

In lieu of cash for director fee compensation, a total of 11,462 shares of unregistered stock, valued at approximately $42,650, were issued to six directors of the Company on July 20, 2007 a total of 11,619 shares of unregistered stock, valued at approximately $42,650, were issued to six directors of the Company on October 16, 2007 and a total of 9,999 shares of unregistered stock, valued at approximately $36,000, were issued to six directors of the Company on January 11, 2008. The issuances of these shares are exempt under Section 4(2) of the Securities Act of 1933, as amended.

Purchases of Equity Securities

Purchase of Equity Securities by Issuer in 2007

Period Fourth Quarter	Total Number of Shares/ Warrants Purchased	Average Price Paid per Share/Warrant	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1-31, 2007	—	—	—	0
November 1-30, 2007	—	—	—	0
December 1-31, 2007	1,914,050	$.34	—	0
Total	1,914,050	$.34	—	0

(1) From October 1, 2007 to December 31, 2007, the Company repurchased 1,914,050 stock warrants at an average price of $0.34 per warrant.

On December 27, 2007, the Company purchased a total of 1,914,050 warrants held by Context Capital Management, LLC, in a private sale at a price of $0.34 per warrant. This purchase was not made pursuant to a publicly announced plan or program.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock from December 5, 2005 (the first trading date of our common stock) through December 31, 2007, with the cumulative total return on (i) the Russell 2000 stock index and (ii) a Peer Group Index composed of other federal government service providers with whom we compete: CACI International, Inc., Dynamics Research Corp., ManTech International Corp., NCI, Inc., SI International, Inc., and SRA International, Inc. The comparison also assumes that all dividends are reinvested. The historical information set forth below is not necessarily indicative of future performance.



$140
$120
$100
$80
$60
$40
$20
$0
Dollars
12/5/05
12/30/05
3/31/06
6/30/06
9/30/06
12/31/06
3/31/07
6/30/07
9/30/07
12/31/07
ATS Corporation
Peer Group Index
Russell 2000 Index

ASSUMES $100 INVESTED ON DEC. 5, 2005
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2007

The following table shows the value of $100 invested on December 5, 2005 in ATS Corporation, the Russell 2000 Index and our Peer Group.

Period Ending	ATS Corporation	Peer Group Index	Russell 2000 Index
12/5/2005	$100.0	$100.0	$100.0
12/30/2005	101.7	107.6	98.1
3/31/2006	109.5	121.2	111.7
6/30/2006	102.5	106.6	105.9
9/30/2006	104.2	106.5	106.0
12/31/2006	107.2	114.2	115.1
3/31/2007	69.5	107.2	117.0
6/30/2007	70.9	111.5	121.8
9/30/2007	70.5	117.9	117.7
12/31/2007	68.6	125.0	112.0

Item 6. *Selected Financial Data*

The following is a summary of selected statement of income data and balance sheet data for each period indicated. The selected financial data for the years ended December 31, 2007 and December 31, 2006 and for the period from April 12, 2005 (inception) to December 31, 2005 are derived from our audited financial statements and related notes.

The selected financial data presented below should be read in conjunction with our consolidated financial statements and the notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report on Form 10-K.

Income statement data

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006	For the period from April 12, 2005 (date of inception) through December 31, 2005	For the period from April 12, 2005 (date of inception) through December 31, 2006
Revenue	$ 106,887,039	$ —	$ —	$ —
Operating costs	(105,813,129)	(1,167,701)	(133,161)	(1,300,862)
Interest (expense) income	(244,110)	5,551,779	819,167	6,370,946
Gain (loss) on warrant liability	(6,930,000)	5,880,000	(5,460,000)	420,000
Income (loss) before provision for taxes	(6,100,200)	10,264,078	(4,773,994)	5,490,084
(Provision) benefit for income taxes—current	(2,274,108)	(2,428,018)	(333,000)	(2,761,018)
—deferred	1,820,579	443,340	18,915	462,255
Net income (loss)	$ (6,553,729)	$ 8,279,400	$(5,088,079)	$ 3,191,321
Weighted average number of shares outstanding—basic	18,848,722	26,250,000	10,599,810	
Net income (loss) per share—basic	$ (0.35)	$ 0.32	$ (0.48)	
Net income (loss)	(6,553,729)	$ 8,279,400	$(5,088,079)	
Gain on derivative liabilities attributed to warrants	—	5,880,000	—	
Adjusted net income (loss)—for diluted earnings	$ (6,553,729)	$ 2,399,400	$(5,088,079)	
Weighted average shares outstanding	18,848,722	26,250,000	10,599,810	
Shares from assumed conversion of warrants	—	3,887,477	—	
Weighted average number of shares outstanding—diluted	18,848,722	30,137,477	10,599,810	
Net income (loss) per shares—diluted	$ (0.35)	$ 0.08	$ (0.48)	

Balance sheet data

	December 31, 2007	December 31, 2006	December 31, 2005
Cash and cash equivalents	$ 1,901,977	$ 213,395	$ 1,855,394
Restricted cash	1,278,489	—	—
Accounts receivable—net	31,191,784	—	—
Fixed assets—net	1,501,409	—	—
Income tax receivable	3,493,319	—	—
Deferred income tax—current	1,335,965	—	—
Goodwill	107,600,686	—	—
Intangibles—net	21,446,868	—	—
Investments held in trust (including interest receivable of $—, $89,737 and $39,444, respectively) and cash and cash equivalents held in trust fund	—	121,025,807	117,990,384
Other assets	940,466	638,750	106,751
Deferred acquisition costs	259,353	1,361,215	—
Total assets	$170,950,316	$123,239,167	$119,952,529
Total liabilities	$ 75,615,002	$ 15,153,241	$ 20,146,003
Common stock subject to possible redemption (including interest income)	—	24,127,034	23,522,278
Total stockholders' equity	95,335,314	83,958,892	76,284,248
Total liabilities and stockholders' equity	$170,950,316	$123,239,167	$119,952,529

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operation***

You should read the following discussion and analysis in conjunction with our financial statements and the related notes included elsewhere in this Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Form 10-K.

ABOUT THIS MANAGEMENT'S DISCUSSION AND ANALYSIS

The discussion and analysis that follows is organized to:

- provide an overview of our business;
- explain the year-over-year trends in our results of operations;
- describe our liquidity and capital resources; and
- explain our critical accounting policies and describe certain line items of our statements of operations.

Readers who are not familiar with our company or the financial statements of federal government information technology services providers should closely review the "Operations Overview" and the "Critical Accounting Policies and Significant Estimates" sections appearing within this discussion and analysis. These sections provide background information that may help readers in understanding and analyzing our financial information.

ORGANIZATION OVERVIEW

We were organized as a "blank check" company under the laws of the State of Delaware on April 12, 2005 and were formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, an operating business in the federal services and defense industries. Our principal executive offices are located at 7915 Jones Branch Drive, McLean, Virginia 22102.

On January 16, 2007, we acquired all of the outstanding capital stock of ATSI, a provider of systems integration and application development to the U.S. government, for $80.2 million in cash and 173,913 shares of our common stock valued at $1.0 million. The audited consolidated balance sheets of ATSI as of January 15, 2007 and October 31, 2006 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the period from November 1, 2006 to January 15, 2007 and the two years ended October 31, 2006 are included in this Form 10-K. During the year ended October 31, 2006, ATSI reported contract revenues of $112.3 million compared to $105.4 million in the prior year, operating income of $2.1 million compared to $2.7 million in the prior year, and income from continuing operations of $0.5 million compared to $1.8 million in the prior year. We do not believe the historical results of ATSI, which was a closely-held private business, are indicative of our future results, particularly as we have made other acquisitions in fiscal 2007, as well.

We funded the cash portion of the ATSI purchase price with the proceeds of our initial public offering. In connection with the acquisition of ATSI, holders of 2,906,355 shares of common stock who voted against the acquisition perfected their right to redeem their shares of common stock at $5.77 per share. An aggregate of $16,769,668 was paid to converting shareholders. These conversions were also funded with the proceeds of our initial public offering. Following the completion of the acquisition, we announced and implemented a common stock repurchase program that was completed on September 7, 2007 with the repurchase of a total of 2,811,400 shares of common stock for a total of approximately $13.5 million and 3,705,755 warrants for approximately $1,430,000.

On January 9, 2007, we announced that after the close of the ATSI acquisition (occurring on January 15, 2007), the Company would and did repurchase 2,625,000 shares of the Company's common stock from the founders of the Company for approximately $2,888.

As of the close of business on February 28, 2007, we acquired RISI, a 37-employee network systems integrator serving U.S. government defense and civilian agencies for approximately $1.3 million in cash, promissory notes and assumption of debt, plus $0.2 million in the Company's common stock.

On September 1, 2007, we acquired PMG, a 149-employee information technology and multimedia services provider serving mostly U.S. government agencies, for approximately $16.6 million. In addition to this amount, there is the potential for $1.5 million of payments to the former owners should PMG meet certain performance objectives, which were not met.

On November 9, 2007, we acquired NSS, a 175-employee provider of application development and information technology consulting to both government and commercial customers, for an aggregate consideration of approximately $35.4 million, which included $3.0 million in the form of ATS common stock valued at the average price over the 15-day period before the closing of the transaction, and promissory notes and deferred payments totaling approximately $5.5 million.

The ATS 2006 Omnibus Incentive Compensation Plan was approved by the stockholders at the January 12, 2007 stockholders' meeting. The plan reserves 1.5 million shares of our common stock for issuance to our employees and employees of our subsidiaries. We will be accounting for any grants of these shares in accordance with Statement of Financial Accounting Standard No. 123 (revised 2004), "Shared-Based Payment," ("SFAS No. 123R") which requires that compensation expense related to share-based payment transactions be recognized in financial statements. These awards will be measured at fair value and included in operating expenses over the vesting period during which an employee provides service in exchange for the award.

OPERATIONS OVERVIEW

We work with the federal government under three primary contract types: cost-plus-fee, time-and-materials, and fixed-price contracts. Cost-plus-fee contracts are typically lower risk arrangements and thus yield lower profit margins than time-and-materials and fixed-price arrangements which generate higher profit margins generally, relative to their higher risk. Where customer requirements are clear, we prefer to enter into time-and-materials and fixed-price arrangements rather than cost-plus-fee contracts.

Most of our revenue is generated based on services provided either by our employees or subcontractors. To a lesser degree, the revenue we earn includes reimbursable travel and other items to support the project. Thus, once we win new business, the key to delivering the revenue is through hiring new employees to meet customer requirements, retaining our employees, and ensuring that we deploy them on direct-billable jobs. Therefore, we closely monitor hiring success, attrition trends, and direct labor utilization. Since we earn higher profits from the labor services that our employees provide compared with subcontracted efforts and other reimbursable items, we seek to optimize our labor content on the contracts we win.

Cost of services includes labor, or the salaries and wages of our employees, plus fringe benefits; the costs of subcontracted labor and outside consultants; third-party materials; and other direct costs such as travel incurred to support contract efforts. Since we earn higher profits on our own labor services, we expect the ratio of cost of services to revenue to decline when our labor services mix increases relative to subcontracted labor or third-party material. Conversely, as subcontracted labor or third-party material purchases for customers increase relative to our own labor services, we expect the ratio of cost of services to revenue to increase. As we continue to bid and win larger contracts, our own labor services component could decrease. Typically, the larger contracts are broader in scope and require more diverse capabilities, thus resulting in more subcontracted labor. In addition, we can face hiring challenges in staffing larger contracts. While these factors could lead to a higher ratio of cost of services to revenue, the economics of these larger jobs are nonetheless generally favorable because they increase income, broaden our revenue base, and have a favorable return on invested capital.

Depreciation and amortization expenses are affected by the level of our annual capital expenditures and the amount of identified intangible assets related to acquisitions. We do not presently foresee significant changes in our capital expenditure requirements. As we continue to make selected strategic acquisitions, the amortization of identified intangible assets may increase as a percentage of our revenue.

Our operating income, or revenue minus cost of services, selling, general and administrative expenses, and depreciation and amortization, and thus our operating margin, or the ratio of operating income to revenue, is driven by the mix and execution on our contracts, how we manage our costs, and the amortization charges resulting from acquisitions.

Our cash position is driven primarily by the level of net income, working capital in accounts receivable, capital expenditures and acquisition activities.

As of the close of business on March 11, 2008, we had cash on hand of approximately $0.2 million.

Contract Backlog

Future growth is dependent upon the strength of our target markets, our ability to identify opportunities, and our ability to successfully bid and win new contracts. Our success can be measured in part based upon the growth of our backlog. The following table summarizes our contract backlog at the end of the year: (in thousands)

	Successor
	Year Ended December 31, 2007
Backlog:	
Funded	$ 97,256
Unfunded	133,336
Total backlog	$230,593

Our total backlog of approximately $231 million as of December 31, 2007 represented a 63% increase over the fiscal year 2006 predecessor backlog, which was $142 million as of October 31, 2006. We currently expect to recognize revenue during fiscal year 2008 from approximately 51% of our total backlog as of December 31, 2007.

Contract Mix

Contract profit margins are generally affected by the type of contract. We can typically earn higher profits on fixed-price and time-and-materials contracts than cost-reimbursable contracts. Thus, an important part of growing our operating income is to increase the amount of services delivered under fixed-price and time-and-materials contracts. The following table summarizes our historical contract mix, measured as a percentage of total revenue, for the periods indicated:

	Successor	Predecessor
	Year Ended December 31, 2007	Year Ended October 31, 2006
Time-and-materials	66%	50%
Fixed-price	31%	42%
Cost-fee-contracts	3%	8%

OVERVIEW OF 2007

Although we were formed in April of 2005, we were organized as a "blank check" company for the purpose of acquiring an operating business in the federal services and defense industries. We completed such an acquisition in January of 2007 through our purchase of ATSI. As a result, fiscal year 2007 was our first year engaging in operations, generating revenue, and incurring debt and expenses. For this reason, although for purposes of this Form 10-K we must compare our financial results of 2007 to prior years since inception, only fiscal year 2007 provides information of our Company as an operating entity.

We also engaged in further growth during 2007 through our acquisitions of RISI completed in February, PMG completed in September and NSS completed in November. Further information about these acquisitions may be found in our "Organization Overview" provided in this Management's Discussion and Analysis.

OVERVIEW OF 2006

We neither engaged in any operations, generated any revenues nor incurred any debt or expenses during the period ended December 31, 2006, other than in connection with our public offering and, thereafter, certain legal and other expenses related to pursuing acquisitions of target businesses. Our entire activity from inception to January 2007 was to prepare for and consummate our initial public offering and to identify and investigate target businesses for a business combination.

Our net proceeds from the sale of our units, after deducting offering expenses of approximately $531,000 and underwriting discounts of $6,300,000, were approximately $119,169,000. Of this amount, $117,180,000 was required to be placed in trust and the remaining $1,989,000 was not placed in trust primarily to cover acquisition-related expenses. From inception through December 31, 2006, we incurred operating expenses of $1,300,862 as follows:

	Inception Through December 31, 2006	Year Ended December 31, 2006	Inception Through December 31, 2005
Legal, accounting, travel and other expenses attendant to the due diligence investigations, structuring, and negotiating of a business combination	$ 676,809	$ 666,274	$ 10,535
Administrative services and support ($7,500 per month)	108,145	90,000	18,145
Expenses for legal and accounting fees relating to our SEC reporting obligations	174,902	149,075	25,827
Franchise and capital taxes	166,481	120,237	46,244
Director and officer liability insurance premiums	102,233	85,000	17,233
Miscellaneous expenses	72,292	57,115	15,177
Total	$1,300,862	$1,167,701	$133,161

For the year ended December 31, 2006, we had accumulated $1,361,215 in deferred costs related to the acquisition of ATSI compared to no deferred cost in the period from April 12, 2005 (date of inception) through December 31, 2005. These charges were capitalized in the first quarter of 2007, when the acquisition was completed.

For the year ended December 31, 2006, and the period from April 12, 2005 (date of inception) through December 31, 2005, we earned $5,551,779 and $819,197 of interest income, respectively.

As described below under "Accounting for Warrants and Derivative Instruments," as a result of recording the change in the fair value of warrant liability, we reported a net loss of approximately $5.5 million on warrant liability for the period ended December 31, 2005, and a gain of approximately $5.9 million on warrant liability for the year ended December 31, 2006.

Our accounting for our outstanding warrants is described below under "Critical Accounting Policies—Accounting for Warrants and Derivative Instruments." As described there, until we entered into a warrant clarification agreement on March 14, 2007, we were required to record the warrant liability at each reporting date at its then estimated fair value, with any changes being recorded through our statement of operations as other income/expense. The warrants continued to be reported as a liability through March 14, 2007 when we clarified our warrant agreement so this treatment was no longer required.

On October 25, 2005, we used $154,000 of our general working capital to repay the notes payable to our initial stockholders, Messrs. Jacks and Schulte. The loans were repaid in full, without interest, and cancelled.

On October 25, 2005 and 2006, we used $85,000 and $42,500, respectively, of our general working capital to pay premiums associated with our directors and officers' liability insurance, of which $25,267 of this amount represents the prepaid portion for the cost of such insurance for 2007.

We agreed to pay, through the date of our acquisition of a target business, CM Equity Management, L.P., an affiliate of Messrs. Jacks and Schulte, $7,500 per month for office space and certain office and secretarial services. These payments ceased upon our acquisition of ATSI. The $7,500 per month was reimbursement for office space and the office and secretarial services provided to us by CM Equity Management, L.P., and not as compensation to Messrs. Jacks and Schulte. For the years ended December 31, 2007, December 31, 2006, and for the period April 12, 2005 (date of inception) through December 31, 2005, we reimbursed CM Equity $0, $90,000, and $18,145, respectively.

As of December 31, 2006, $121,025,807, including interest receivable of $89,737, was held in trust, and we had approximately $213,000 of the available funds remaining and available to us for our activities in connection with identifying and conducting due diligence of a suitable business combination, and for general corporate matters.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ significantly from those estimates.

We believe the following critical accounting policies affect the more significant estimates and judgments used in the preparation of our financial statements.

Revenue Recognition

The Company recognizes revenue when pervasive evidence of an arrangement exists, services have been rendered or goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured. The Company's revenue is derived from primarily three different types of contractual arrangements: time-and-materials contracts, fixed-price contracts and cost-plus-fee contracts. Revenue on time-and-material contracts is recognized based on the actual hours performed at the contracted billable rates for services provided, plus materials' cost for products delivered to the customer, and costs incurred on behalf of the customer. Revenue on fixed-price contracts is recognized ratably over the period of performance or as a percentage-of-completion depending on the nature of services to be provided under the contract. Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred, plus an estimate of the applicable fees is earned. Fixed fees under cost-plus-fee contracts are recorded as earned in proportion to the allowable costs incurred in performance of the contract. For cost-plus-fee contracts that include performance based fee incentives, the Company recognizes the relevant portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as the Company's prior award experience and communications with the customer regarding performance.

The Company's fixed-price contracts are either service based or require some level of customization. Revenue is recognized ratably over the service period on fixed-price-service contracts. For fixed-price contracts that involve the design, customization of software products or development of systems that are within the scope of Statement of Position (SOP) 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*, revenue is recognized on the percentage-of-completion method using costs incurred in relation to total estimated project costs.

Contract costs include labor, material, subcontracting costs, and allocated allowable indirect costs. Revenue recognition requires judgment in estimating the revenue and associated costs, assessing risk in performance, and evaluating technical issues. The Company may estimate award fees and incentive fees or penalties in recognizing revenue based on anticipated awards or when there is sufficient information to determine.

On federal government contracts, the Company allocates costs to contracts consistent with the federal procurement regulations. The direct and indirect costs associated with these contracts are subject to government audit by DCAA. Management does not anticipate any material adjustment to the consolidated financial statements in subsequent periods for audits not yet performed. The incurred cost audits have been completed through October 31, 2004. The Company's management performs periodic reviews with the program managers to assess contract performance. If an adjustment is necessary to a previous estimate, the change is normally recorded in the current period earnings.

Contract revenue recognition inherently involves estimation. Examples of estimates include the contemplated level of effort to accomplish the tasks under the contract, the costs of the effort, and an ongoing assessment of the Company's progress toward completing the contract. From time to time, as part of its standard management process, facts develop that require the Company to revise our estimated total costs on revenue. To the extent that a revised estimate affects contract profit or revenue previously recognized, the Company records the cumulative effect of the revision in the period in which the revision becomes known. The full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can be reasonably estimated.

Under certain circumstances, the Company may elect to work at risk prior to receiving an executed contract document. The Company has a formal procedure for authorizing any such at risk work to be incurred. Revenue, however, is deferred until a contract modification or vehicle is provided by the customer.

Goodwill and Other Purchased Intangible Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Other purchased intangible assets include the fair value of items such as customer contracts, backlog and customer relationships. SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142), establishes financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but rather tested for impairment on an annual basis or triggering event. Purchased intangible assets with a definite useful life are amortized on a straight-line basis over their estimated useful lives.

The estimated fair market value of identified intangible assets is amortized over the estimated useful life of the related intangible asset. We have a process pursuant to which we typically retain third-party valuation experts to assist us in determining the fair market values and useful lives of identified intangible assets. We evaluate these assets for impairment when events occur that suggest a possible impairment. Such events could include, but are not limited to, the loss of a significant client or contract, decreases in federal government appropriations or funding for specific programs or contracts, or other similar events. None of these events have occurred for the periods presented. We determine impairment by comparing the net book value of the asset to its future undiscounted net cash flows. If an impairment occurs, we will record an impairment expense equal to the difference between the net book value of the asset and its estimated discounted cash flows using a discount rate based on our cost of capital and the related risks of recoverability.

Long-Lived Assets (Excluding Goodwill)

In accordance with the provisions of SFAS No. 144 in accounting for long-lived assets such as property, equipment and intangible assets subject to amortization, the Company reviews the assets for impairment. If circumstances indicate the carrying value of the asset may not be fully recoverable, a loss is recognized at the time impairment exists and a permanent reduction in the carrying value of the asset is recorded. The Company believes that the carrying values of its long-lived assets as of December 31, 2007 are fully realizable.

Accounting for Warrants and Derivative Instruments

Emerging Issues Task Force 00-19, or EITF 00-19, "*Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock*," provides criteria for determining whether freestanding contracts that are to be settled in a company's own stock, including common stock warrants, should be designated as either an equity instrument, an asset or as a liability under SFAS No. 133. Under the provisions of EITF 00-19, a contract classified as an asset or a liability must be carried at fair value on a company's balance sheet, with any changes in fair value recorded in a company's results of operations. A contract designated as an equity instrument is included within equity, and no fair value adjustments are required from period to period.

Fair values for traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, as in the case of our warrants as of the date of issuance, fair values are determined using methods requiring judgment and estimates. Utilizing such methods, the fair value of the warrant liability at October 20, 2005 (the date of issuance) was determined to be $0.34 per warrant. At the date of issuance, we allocated the unit price between the share of common stock and the warrants issued based upon relative fair value determined, among other things, by reference to the underlying cash held in the trust fund. The warrants included in the units sold in our initial public offering began to be publicly traded on the Over-the-Counter Bulletin Board on December 5, 2005, and consequently the fair value of the warrants is reflected as the market price of a warrant at each reporting period. The warrants were accounted for as a liability under EITF 00-19. As such, to the extent that the market price of our warrants increased or decreased, a gain or loss was recorded to reflect such change in fair value.

On March 14, 2007, we entered into a warrant clarification agreement to expressly state that, in the event a warrant would expire unexercised, without value and unredeemed on the expiration date, under no circumstances would we be required to net cash settle the warrants. This agreement modified the classification of the warrants from a liability to equity. We recognized a loss of $6.93 million, representing the change in fair value of the warrant liability from December 31, 2006 through March 14, 2007. The fair value of the warrants at March 14, 2007 of $20.79 was reclassified to additional paid in capital.

Income Taxes

Deferred income taxes are provided for the differences between the basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which principally arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We also must analyze income tax reserves, as well as determine the likelihood of recoverability of deferred tax assets, and adjust any valuation allowances accordingly. Considerations with respect to the recoverability of deferred tax assets include the period of expiration of the tax asset, planned use of the tax asset, and historical and projected taxable income, as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors.

Effective January 1, 2007, the Company was required to adopt FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold of financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Since inception and through January 1, 2007, the adoption date of this standard, the Company was in essence a "blank check" company with no substantive operations. Management has concluded that the adoption of FIN 48 had no material effect on its financial position or results of operations. As of December 31, 2007 the Company does not have any material gross unrecognized tax benefit liabilities. However, management is still in the process of evaluating the various tax positions associated with the acquisitions of ATSI, Reliable Integration Services, Inc. ("RISI"), Potomac Management Group, Inc. ("PMG"), and Number Six Software, Inc. ("NSS") and is of the opinion that any deferred tax liabilities that would ultimately result from uncertain tax positions related to these entities would be covered by indemnification provisions provided in the acquisition agreements or would result in an adjustment to goodwill.

Results of Operations

The following table sets forth the results of operations as a percent of revenue for the years ended December 31, 2007 and December 31, 2006 and the period ended December 31, 2005.

Successor	2007	2006	2005	2007	2006	2005	Year to Year Change 2006 to 2007		2005 to 2006	
		Dollars			Percentages		Dollars	Percent	Dollars	Percent
Statement of income:										
Revenue	$106,887,039	$ —	$ —	100.0%	—	—	$106,887,039	—	$ —	—
Operating costs and expenses										
Direct costs	75,010,192	—	—	70.2%	—	—	75,010,192	—	—	—
Selling, general and administrative expenses	25,925,693	1,167,701	133,161	24.3%	—	—	24,757,992	—	1,034,540	776.9%
Depreciation and amortization	4,877,244	—	—	4.6%	—	—	4,877,244	—	—	—
Total operating costs and expenses	105,813,129	1,167,701	133,161	99.0%	—	—	104,645,428	—	1,034,540	776.9%
Operating income	1,073,910	(1,167,701)	(133,161)	1.0%	—	—	2,241,611	-192.0%	(1,034,540)	776.9%
Other income (expense)										
Interest expense, net	(492,722)	5,551,779	819,167	-0.5%	—	—	(6,044,501)	-108.9%	4,732,612	577.7%
Gain (loss) on warrant liabilities	(6,930,000)	5,880,000	(5,460,000)	-6.5%	—	—	(12,810,000)	-217.9%	11,340,000	-207.7%
Other income	248,612	—	—	0.2%	—	—	248,612	—	—	—
Income (loss) before income taxes	(6,100,200)	10,264,078	(4,773,994)	-5.71%	—	—	(16,364,278)	-161.85%	15,038,072	-315.0%
Income tax (benefit) expense	453,529	1,984,678	314,085	0.4%	—	—	(1,536,149)	-77.1%	1,670,593	531.9
Net income (loss)	$ (6,553,729)	$ 8,279,400	$(5,088,079)	-6.1%	—	—	$(14,832,679)	-182.2%	$13,367,479	-262.7%

Predecessor	For the Period November 1, 2006 through January 15, 2007	Year Ended October 31, 2006	2005	2007	2006	2005	Year to Year Change 2006 to 2007		2005 to 2006	
		Dollars			Percentages		Dollars	Percent	Dollars	Percent
Statement of Income:										
Revenue	$21,318,054	$112,254,086	$105,355,040	100.0%	100.0%	100.0%	$(90,936,032)	-81.0%	$ 6,899,046	6.6%
Operating Costs and Expenses										
Direct costs	13,565,817	72,471,117	64,235,955	63.8%	64.5%	61.0%	(58,905,300)	-81.3%	8,235,162	12.8%
Selling, general and administrative expenses	15,350,369	37,012,188	37,189,038	72.0%	33.0%	35.3%	(21,661,819)	-58.5%	(176,850)	-0.5%
Depreciation and amortization	64,097	666,442	1,201,250	0.3%	0.6%	1.1%	(602,345)	-90.4%	(534,808)	-44.5%
Total operating costs and expenses	28,980,283	110,149,747	102,626,243	135.9%	98.1%	97.4%	(81,169,464)	-73.7%	7,523,504	7.3%
Operating Income	(7,662,229)	2,104,339	2,728,797	-35.9%	1.9%	2.6%	(9,766,568)	-464.1%	(624,458)	-22.9%
Other Income (Expense)										
Interest expense, net	(108,200)	(383,075)	(243,611)	-0.5%	-0.3%	-0.2%	274,875	-71.8%	(139,464)	57.3%
Gain (Loss) on warrant liabilities	—	—	—	—	—	—	—	—	—	—
Other income	54,266	61,693	100,773	0.2%	0.1%	0.1%	—	—	—	—
Income (Loss) Before Income Taxes	(7,716,163)	1,782,957	2,585,959	-36.0%	1.6%	2.5%	(9,491,693)	-532.4%	(763,922)	-29.5%
Income Tax (Benefit) Expense										
Current	57,652	2,877,999	775,508	0.3%	1.1%	0.7%	(1,225,110)	-95.5%	507,254	65.4%
Deferred	(2,741,869)	(1,595,237)	—	-12.9%	—	—	(2,741,869)	—	—	—
Income (Loss) from Continuing Operations	$(5,031,946)	$ 500,195	$ 1,810,451	-23.6%	0.4%	1.1%	$ (5,524,714)	(1104.5)%	$(1,271,176)	-70.2%
Loss from Discontinued Operations	—	1,325,074	2,851,682	0.0%	1.1%	2.7%	(1,325,074)	-100.0%	(1,526,608)	-53.5%
Net Income (Loss)	$(5,031,946)	$ (824,879)	$ (1,041,231)	-23.6%	-0.7%	-1.0%	$ (4,199,640)	509.1%	$ 255,432	-24.5%

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006.

Revenue and operating costs and expenses. The Company had no operating revenues or cost of services in the year ended December 31, 2006, compared to $106.9 million of revenues and $105.8 million in cost of services in the year ended December 31, 2007.

Selling, general and administrative expenses. Selling, general and administrative expenses of $1.2 million for the year ended December 31, 2006 were related to the pursuit of potential acquisition candidates. For the year ended December 31, 2007, the $25.9 million of selling, general and administrative expenses were related to operations.

Depreciation. There was no depreciation expense in the year ended December 31, 2006. For the year ended December 31, 2007, the $0.7 million of depreciation expense was related to operations.

Amortization of intangible assets. There was no amortization of intangible assets in the year ended December 31, 2006. For the year ended December 31, 2007, the $4.2 million of amortization expense reflects the amortization of intangible assets resulting from the acquisitions of ATSI, RISI, PMG and NSS.

Interest income (expense). Interest expense was $0.5 million in the year ended December 31, 2007, and interest income was $5.6 million for the year ended December 31, 2006. The interest income for the period ended December 31, 2006 was primarily related to earnings on funds that were held in trust until the Company consummated the acquisition of ATSI, which occurred on January 15, 2007. The interest expense for the period ended December 31, 2007 was primarily related to expense on the line of credit.

Gain (Loss) on warrant liabilities. There was a loss on warrant liabilities in the amount of $6.9 million for the year ended December 31, 2007 and a gain of $5.88 million for the year ended December 31, 2006. Because the warrant agreement, until March 14, 2007, was silent as to whether we were required to net cash settle the warrants if we were unable to deliver common stock to the warrants holders, we were required to mark the warrants to market as liabilities and therefore recognize gains or losses on the increase or decrease in the fair value of the warrants. Effective March 14, 2007, the warrant agreement was clarified to state that we are not required to net cash settle the instruments if we are unable to deliver shares of common stock to the warrant holders. As a result, we are no longer required to mark the liability to fair value and the liability was reclassified in the first quarter of 2007 to additional paid in capital.

Income (loss) before income taxes. The loss before income taxes for the year ended December 31, 2007 was $6.1 million, primarily due to change in the fair value of the warrant liability. For the year ended December 31, 2006, income before taxes was $10.3 million, primarily because of the interest income and the gain on warrant liabilities.

Provision for income taxes. The provision for income tax was $0.5 million for the year ended December 31, 2007 from $2.0 million for the year ended December 31, 2006.

Results of Operations for the Successor Company for the Twelve Months ended December 31, 2007 Compared with the Twelve Months Ended October 31, 2006 for the Predecessor Company.

Revenue. Revenue decreased by 5% to $106.9 million for the twelve-month period ended December 31, 2007, from $112.3 million for the twelve months ended October 31, 2006. The decrease in revenue between these two periods is primarily related to a winding down of a contract and the period ended December 31, 2007 reflects eleven and one-half months of revenue for ATSI offset by increases in revenue related to the acquisitions of RISI and PMG, compared to a full twelve months of revenue for 2006.

Operating cost and expenses. Cost of services increased by 4% to $75.0 million for the twelve-month period ended December 31, 2007, from $72.5 million for the twelve months ended October 31, 2006. This was primarily due to the increased compensation costs during this period and the increased utilization of subcontractor labor versus ATSI labor.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased 30% to $25.9 million in the twelve-month period ended December 31, 2007 from $37.0 million for the twelve months ended October 31, 2006. The primary reasons were factors related to the acquisition of ATSI by ATSC. ATSI was required to pay $4.7 million in retention bonuses (including associated payroll taxes), $1.7 million in payments under an employee stock option plan and phantom stock plan (including dividends), and $0.3 million in legal and accounting fees associated with the transaction.

Depreciation and amortization. Depreciation and amortization expense remained constant at $0.7 million for the twelve-month period ended December 31, 2007, and the twelve months ended October 31, 2006.

Amortization of intangible assets. Amortization of intangible assets increased to $4.2 million in the twelve-month period ending December 31, 2007 from $34,000 in the twelve-month period ended October 31, 2006 because of the amortization of the intangible assets associated with the acquisitions of ATSI, RISI, PMG and NSS.

Operating income (loss). Operating income decreased 49% to $1.1 million for the twelve-month period ended December 31, 2007 from $2.1 million for the twelve months ended October 31, 2006, due to lower revenue and increased amortization costs.

Interest income (expense). Interest expense equaled $492,000 in the twelve months ended December 31, 2007 compared to an expense of $383,000 for the twelve months ended October 30, 2006, because of higher borrowings during the 2007 period.

Loss on derivative liabilities attributable to warrants. For the twelve months ended December 31, 2007, we incurred a charge of $6.9 million on the change in fair value of the warrant liability.

Provision for income taxes. The provision for income taxes decreased by 65% to $0.4 million for the twelve months ended December 31, 2007 from $1.3 million for the twelve months ended October 30, 2006 because of the decrease in income.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition. Total assets increased $141.4 million to $171.0 million as of December 31, 2007 compared to $29.6 million as of October 31, 2006, primarily due to goodwill associated with the purchases of ATSI, PMG and NSS.

Our total liabilities increased to $75.6 million as of December 31, 2007 from $24.2 million as of October 31, 2006. The increase was due to our acquisitions. As the warrant agreement was clarified effective March 14, 2007 to provide that we are not required to net cash settle the instruments if we are unable to deliver shares of common stock to the warrant holders, we are no longer required to mark the warrants to market and the warrant liability was reclassified during the first quarter to additional paid-in capital.

Liquidity and Capital Resources. Our primary liquidity needs are to finance the costs of operations, acquire capital assets and to make selective strategic acquisitions. We expect to meet our short-term requirements through funds generated from operations and from a credit facility with Bank of America, which was initially signed on June 4, 2007, as further discussed below. Our cash requirements to fund acquisitions will also be funded by cash generated from operations and the aforementioned credit facility.

Net cash used by operating activities was $3.7 million for the twelve months ended December 31, 2007, while net cash used by operating activities for October 31, 2006 was $2.5 million. Cash used by operating activities is primarily driven by net loss, adjusted for working capital changes, which were principally changes in accounts receivable, current assets and accrued expenses.

Net cash used by investing activities was $2.6 million for the twelve months ended December 31, 2007. During the twelve months ended December 31, 2007, we obtained $121.0 million from the sale of U.S. government securities while investing $82.9 million in the acquisition of ATSI, $1.0 million in the acquisition of RISI, $13.7 million in the acquisition of PMG and $25.6 million in the acquisition of NSS which comprised the majority of this investing activity.

Net cash provided by financing activities was $8.0 million for the twelve months ended December 31, 2007. This was principally used to repurchase shares of the Company's stock.

We expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Comparison of Operating Results for the Year Ended December 31, 2006 and for the Period from April 12, 2005 (inception) through December 31, 2005.

Operating expenses for the year ended December 31, 2006, and for the period from April 12, 2005 (date of inception) through December 31, 2005, were $1,167,701 and $133,161, respectively. These costs were principally composed of legal, accounting expenses and administrative costs related to due diligence in seeking acquisition candidates and SEC filings most of which took place in 2006.

For the year ended December 31, 2006, and the period from April 12, 2005 (date of inception) through December 31, 2005, we earned $5,551,779 and $819,197 of interest income, respectively.

Warrant gains and losses for the year ended December 31, 2006, and the period from April 12, 2005 (date of inception) through December 31, 2005, were a gain of $5,880,000 and a loss of $5,460,000, respectively.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition. Total assets increased $48 million to $171.0 million as of December 31, 2007 compared to $123.2 million as of December 31, 2006, primarily as a result of acquisitions made during the year. The $121.0 million in short-term investments as of December 31, 2006 were used to acquire ATSI and RISI in the first quarter of 2007 and PMG in the third quarter. Additionally, borrowings totaling $48.4 million at December 31, 2007 were principally incurred in the fourth quarter, the proceeds from which were mainly used to acquire NSS.

Our total liabilities increased to $75.6 million as of December 31, 2007 from $15.2 million as of December 31, 2006. The increase was due to our acquisitions and offset by the decrease in the warrant liability. As the warrant agreement was clarified effective March 14, 2007 to provide that we are not required to net cash settle the instruments if we are unable to deliver shares of common stock to the warrant holders, we are no longer required to mark the warrants to market and the warrant liability was reclassified during the first quarter to additional paid-in capital.

Liquidity and Capital Resources. Our primary liquidity needs are to finance the costs of operations, acquire capital assets and to make selective strategic acquisitions. We expect to meet our short-term requirements through funds generated from operations and from a credit facility with Bank of America, which was initially signed on June 4, 2007, as further discussed below. Our cash requirements to fund acquisitions will also be funded by cash generated from operations and the aforementioned credit facility.

Net cash used by operating activities was $3.7 million for the year ended December 31, 2007, while net cash provided by operating activities for the same period in 2006 was $2.7 million. Cash used by operating activities in 2007 was a combination of our net loss of $6.6 million, a positive net impact of non-cash adjustments of $11.3 million, and a use of cash due to changes in operating assets and liabilities, net of the effects of acquisitions of $8.4 million. The net growth in operating assets and liabilities, net of the effects of acquisitions, was principally due to an increase in accrued salaries and related taxes of $5.2 million.

Net cash used in investing activities was $2.6 million for the year ended December 31, 2007 compared to $4.3 million for 2006. During the year ended December 31, 2007, we obtained $121.0 million from the sale of U.S. government securities while investing $123.2 million of cash in the acquisition of four businesses including: ATSI—$82.9 million; RISI—$1.0 million, PMG—$13.7 million; and NSS $25.9 million. We also purchased $0.4 million of property and equipment.

Net cash provided by financing activities was $8.0 million for the year ended December 31, 2007. Net borrowings on lines of credit provided $41.1 million of cash, while we repurchased $30.3 million of treasury stock and $2.1 million of stock purchase warrants. We also made payments of $0.7 million on notes payable and capital leases.

We expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Under some of our fixed-price contracts, we receive advance payments for work to be performed in future months. If we do not perform the work, the unearned portion of these advances will be returned to our clients.

Although we believe that funds generated by operations and available under our credit facility will be sufficient to fund our operations, additional capital, in the form of additional senior credit, other debt, or equity, would be needed to finance a significant additional acquisition.

We continue to study alternatives to dealing with the adverse effects of our significant number of outstanding warrants, which expire in October 2009. It is possible that additional financing would be needed to fund certain alternative means of dealing with our warrant overhang.

There can be no assurance that, if needed, we would be able to obtain the additional financing that would be needed to either compete a significant acquisition or deal with our warrant overhang.

We entered into a credit agreement with Bank of America on June 4, 2007. This agreement provides a $25.0 million credit facility with the option for us to increase the amount available under the credit facility up to $50.0 million. On November 9, 2007 the agreement was amended to increase the availability on the facility to $50.0 million in conjunction with the acquisition of NSS. The credit agreement bears interest at the LIBOR rate plus between 150 to 250 basis points per annum, depending on our ratio of funded debt to EBITDA. Pursuant to the agreement, we are required to meet certain financial covenants as further described. The covenants are an asset coverage ratio of not less than 1.20 to 1.0, a consolidated leverage ratio not to exceed 3.50 to 1.0 and a consolidated fixed charge coverage ratio of at least 1.20 to 1.0. The covenants are tested based on our financial position at the end of each calendar quarter. As of December 31, 2007, we were in full compliance with such covenants. As of December 31, 2007, we had a $41.1 million outstanding balance on the credit facility.

SEASONALITY

Our quarterly operating margins are affected by, among other things, seasonality in our business model. We may experience a sequential decline in operating margins between our quarter ending June 30 and our quarter ending September 30. In the quarter ending September 30, we generally experience lower staff utilization rates. These lower utilization rates are attributable both to summer vacations and to increased proposal activity in connection with the end of the federal fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2007, we did not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2007 that require us to make future cash payments. For contractual obligations, we included payments that we have an unconditional obligation to make.

	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
			(in thousands)		
Long-Term Debt Obligations	$2,797	$44,433	$—	$—	$47,230
Capital Leases	260	95	—	—	355
Operating Leases	2,350	1,076	7	—	3,433
Total	$5,407	$45,604	$ 7	—	$51,018

EFFECTS OF INFLATION

We generally have been able to price our contracts in a manner to accommodate the rates of inflation experienced in recent years. Under our time and materials contracts, labor rates are usually adjusted annually by predetermined escalation factors. Our cost reimbursable contracts automatically adjust for changes in cost. Under our fixed-price contracts, we include a predetermined escalation factor, but generally, we have not been adversely affected by inflation.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") "*Fair Value Measurements.*" SFAS No. 157 provides a new single authoritative definition of fair value and enhanced guidance for measuring the fair value of assets and liabilities. It requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating what effect, if any, the adoption of SFAS No. 157 will have on our financial position, results of operations, or cash flows.

In February 2007, the FASB issued Statement No. 159 ("SFAS No.159"), "*The Fair Value Option for Financial Assets and Liabilities—Including an amendment of FASB Statement No. 115.*" SFAS No. 159 permits an entity, at specified election dates, to choose to measure certain financial instruments and other items at fair value. The objective of SFAS No. 159 is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for accounting periods beginning after November 15, 2007. We adopted SFAS No. 159 for the fiscal year beginning January 1, 2008 and are currently assessing the impact of our adoption of SFAS No. 159 on the consolidated financial statements.

In December 2007, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 110 ("SAB 110"), "*Share-Based Payment.*" SAB 110 expresses the views of the staff regarding the use of a simplified method, as discussed in SAB 107, in developing an estimate of expected term of plain vanilla share options in accordance with SFAS No. 123R, "*Share-Based Payment.*" In SAB 107, the staff indicated that it believed that more detailed external information about employee exercise behavior would, over time, become readily available to companies. Therefore, the staff stated that it would not expect a company to use the simplified method for share option grants after December 31, 2007. In SAB 110, the staff stated that it understood that such detailed information may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. As allowed under

SAB 110, we will continue to use the simplified method in estimating the expected term of our stock options until such time as more relevant detailed information becomes available.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51"* ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and early adoption is prohibited. The Company is currently assessing the impact of adopting SFAS No. 160 on its consolidated financial statements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We are exposed to certain financial market risks, the most predominant being fluctuations in interest rates for borrowings under our credit facility. As of December 31, 2007, we had an approximate outstanding balance of $45,605,000 under our line of credit, which was used to partly finance the acquisition of NSS. We currently invest our excess funds in an overnight bank sweep account.

Item 8. ***Financial Statements and Supplementary Data***

Reference is made to our financial statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

We performed an assessment, as of December 31, 2007, of the effectiveness of the design and operation of our disclosure controls and procedures. This assessment was done under the supervision and with the participation of management, including our principal executive officer and principal financial officer. Included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are forms of "Certification" of our principal executive officer (our Chairman of the Board and Chief Executive Officer) and our principal financial officer (our Chief Financial Officer). The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of the Annual Report on Form 10-K is the information concerning the assessment referred to in the Section 302 certifications and required by the rules and regulations of the SEC. You should read this information in conjunction with the Section 302 certifications for a more complete understanding of the topics presented.

Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management is required to assess the effectiveness of our internal control over financial reporting as of the end of each fiscal year and report based on that assessment whether our internal control over financial reporting was effective. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, our management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management or our Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Limitations on the Effectiveness of Controls

Because of the inherent limitations in all control systems, no assessment of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changed in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Assessment of Effectiveness of Disclosure Controls Over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the criteria set forth in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We determined that our internal control over financial reporting was effective.

Management, including our principal executive officer and our principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of 2007, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers And Corporate Governance***

The information required by this item will be included in our Proxy Statement for the 2008 Annual Meeting of Stockholders (the "2008 Proxy Statement") and is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information required in this item will be included in the 2008 Proxy Statement and is incorporated herein by reference.

Item 12. ***Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters***

Securities Authorized for Issuance under Equity Compensation Plans

As of December 31, 2007, the Company had an Incentive Compensation Plan which reserved 1.5 million shares of the Company's common stock for issuance to employees and directors. The plan was approved by shareholders on January 12, 2007.

The information required in this item will be included in the 2008 Proxy Statement and is incorporated herein by reference.

Item 13. ***Certain Relationships And Related Transactions, and Director Independence***

The information required in this item will be included in the 2008 Proxy Statement and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees And Services***

The information required in this item will be included in the 2008 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Documents filed as part of this Report

1. Financial Statements

   A. Reports of Independent Registered Public Accounting Firm Regarding ATS Corporation

   B. Report of Independent Certified Public Accountants Regarding ATSI

   C. Consolidated Statements of Operations for the fiscal years ended December 31, 2007, 2006 and 2005 (successor) and the three months ended January 15, 2007 and fiscal years ended October 31, 2006 and 2005 (predecessor)

   D. Consolidated Balance Sheets as of December 31, 2007 and 2006 (successor) and January 15, 2007 and October 31, 2006 (predecessor)

   E. Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2007, 2006 and 2005 (successor) and the three months ended January 15, 2007 and fiscal years ended October 31, 2006 and 2005 (predecessor)

   F. Consolidated Statements of Shareholders' Equity for the fiscal years ended December 31, 2007, 2006 and 2005 (successor)

   G. Consolidated Statements of Comprehensive Income for the fiscal years ended December 31, 2007, 2006 and 2005 (successor) and the three months ended January 15, 2007,and fiscal years ended October 31, 2006 and 2005 (predecessor)

   H. Notes to Consolidated Financial Statements

2. Supplementary Financial Data

   Schedule II—Valuation and Qualifying Accounts for the fiscal years ended December 31, 2007, 2006 and 2005 (successor) and the three months ended January 15, 2007and fiscal years ended October 31, 2006 and 2005 (predecessor)

(b) **Exhibits**

The following exhibits are included with this report or incorporated herein by reference:

Exhibit Number	Description
2.1	Stock Purchase Agreement dated April 19, 2006 among Federal Services Acquisition Corporation, Advanced Technology Systems, Inc. and the shareholders of Advanced Technology Systems, Inc. ("ATSI") (included as Annex A to the Definitive Proxy Statement (No. 000-51552) dated December 11, 2006 and incorporated by reference herein)
2.2	First Amendment to ATSI Stock Purchase Agreement (included as Annex A-1 to the Definitive Proxy Statement (No. 000-51552) dated December 11, 2006 and incorporated by reference herein)
2.3	Second Amendment to ATSI Stock Purchase Agreement (included as Annex A-2 to the Definitive Proxy Statement (No. 000-51552) dated December 11, 2006 and incorporated by reference herein)
2.4	Third Amendment to ATSI Stock Purchase Agreement (included as Annex A-3 to the Definitive Proxy Statement (No. 000-51552) dated December 11, 2006 and incorporated by reference herein)

Exhibit Number	Description
2.5	Stock Purchase Agreement dated as of August 24, 2007 by and among ATS Corporation, Potomac Management Group, Inc. and the Shareholders of Potomac Management Group, Inc. (incorporated by reference to Exhibit 2.1 to a Current Report on Form 8-K filed on September 7, 2007)
2.6	Agreement and Plan of Merger and Reorganization, dated as of October 12, 2007, by and among ATS Corporation, ATS NSS Acquisition, Inc., Number Six Software, Inc., and the Principal Stockholders of Number Six Software, Inc. (incorporated by reference to Exhibit 2.1 to a Current Report on Form 8-K filed on October 16, 2007)
3.1	Second Amended and Restated Certificate of Incorporation dated January 16, 2007 (incorporated by reference to Exhibit 3.1 to a Current Report on Form 8-K filed January 19, 2007)
3.2	Amended By-laws (incorporated by reference to Exhibit 3.1 to a Current Report on Form 8-K filed December 19, 2007)
4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 in our Annual Report on Form 10-K filed March 31, 2006)
4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 in our Annual Report on Form 10-K filed March 31, 2006)
4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 in our Annual Report on Form 10-K filed March 31, 2006)
4.4	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.4 in our Annual Report on Form 10-K filed March 31, 2006)
4.5	Warrant Clarification Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.1 to a Warrant Report on Form 8-K filed March 14, 2007)
10.1	Credit Agreement with Bank of America dated June 4, 2007 (incorporated by reference to Exhibit 10.1 on a Form 8-K filed June 8, 2007)
10.2	Amendment No. 1 to Credit Agreement with Bank of America dated June 29, 2007 (incorporated by reference to Exhibit 10.1 for the Quarterly Report on Form 10-Q filed November 8, 2007)
10.3	Amendment No. 2 to Credit Agreement with Bank of America dated November 9, 2007 (incorporated by reference to Exhibit 10.1 to a Current Report on Form 8-K filed November 13, 2007)
10.4	Balance Sheet Escrow Agreement among Federal Services Acquisition Corporation, certain shareholders of Advanced Technology Systems, Inc. and Branch Banking and Trust Company as Escrow Agent (included as Annex B-1 to the Definitive Proxy Statement (No. 000-51552) dated December 11, 2006 and incorporated by reference herein)
10.5	General Indemnity Escrow Agreement among Federal Services Acquisition Corporation, certain shareholders of Advanced Technology Systems, Inc. and Branch Banking and Trust Company as Escrow Agent (included as Annex B-2 to the Definitive Proxy Statement (No. 000-51552) dated December 11, 2006 and incorporated by reference herein)
10.6	Expense Escrow Agreement among Federal Services Acquisition Corporation, certain shareholders of Advanced Technology Systems, Inc. and Branch Banking and Trust Company as Escrow Agent (included as Annex B-3 to the Definitive Proxy Statement (No. 000-51552) dated December 11, 2006 and incorporated by reference herein)

Exhibit Number	Description
10.7	Accounting Method Tax Escrow Agreement among Federal Services Acquisition Corporation, certain shareholders of Advanced Technology Systems, Inc. and Branch Banking and Trust Company as Escrow Agent (included as Annex B-4 to the Definitive Proxy Statement (No. 000-51552) dated December 11, 2006 and incorporated by reference herein)
10.8	Form of Registration Rights Agreement among Federal Services Acquisition Corporation and each of the Initial Stockholders (incorporated by reference to Exhibit 10.14 to Form S-1/A filed July 29, 2005)
10.9	Registration Rights Agreement among Federal Services Acquisition Corporation and certain shareholders of Advanced Technology Systems, Inc. (included as Annex C to the Definitive Proxy Statement (No. 000-51552) dated December 11, 2006 and incorporated by reference herein)
10.10	Registration Rights Agreement among ATS Corporation and the Principal Stockholders of Number Six Software, Inc. dated November 9, 2007
10.11	ATS Corporation 2006 Omnibus Incentive Compensation Plan, as amended (incorporated by reference, to Exhibit 99.1 to Form S-8 filed September 14, 2007)
10.12	ATS Corporation 2007 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to Form S-8 filed September 14, 2007)
10.13	Contract dated July 24, 2006, as modified September 29, 2006, under which Advanced Technology Systems, Inc. provides IT contractor support to mission areas under cognizance of the Office of the Secretary of Defense (incorporated by reference to Exhibit 10.11 on a Current Report on Form 8-K filed January 19, 2007)
10.14	Contract, as modified October 2006, between Advanced Technology Systems, Inc. Public Safety Solutions Division and the Metropolitan Nashville Police Department (MNPD) with respect to Advanced Records Management System (ARMS) project (incorporated by reference to Exhibit 10.12 on a Current Report on Form 8-K filed January 19, 2007)
10.15	Lease dated June 22, 1998 under which Advanced Technology Systems, Inc. leases the Registrant's principal executive offices, at 7915 Jones Branch Drive, McLean, VA 22102, from West*Group Properties, LLC for a term expiring on January 31, 2009 (incorporated by reference to Exhibit 10.13 on a Current Report on Form 8-K filed January 19, 2007)
10.16	Employment Agreement with Dr. Edward H. Bersoff dated March 19, 2007 (incorporated by reference to Exhibit 10.1 on a Current Report on From 8-K filed March 21, 2007)
10.17	Amended and Restated Employment Agreement by and between ATS Corporation and Dr. Edward H. Bersoff, dated October 25, 2007 (incorporated by reference to Exhibit 10.1 to a Current Report on Form 8-K filed on October 29, 2007)
10.18	Restricted Share Award Agreement with Dr. Edward H. Bersoff dated March 19, 2007 (incorporated by reference to Exhibit 10.2 on a Current Report on Form 8-K filed March 21, 2007)
10.19	Restricted Share Award Agreement with Pamela A. Little dated May 4, 2007 (incorporated by reference to Exhibit 10.2 to our Form 10-Q filed on August 9, 2007)
10.20	Restricted Share Award Agreement with George Troendle dated June 18, 2007 (incorporated by reference to Exhibit 10.3 to our Form 10-Q filed on August 9, 2007)
10.21	Restricted Share Award Agreement with Ginger Lew dated June 18, 2007 (incorporated by reference to Exhibit 10.4 to our Form 10-Q filed on August 9, 2007)
10.22	Restricted Share Award Agreement with Joseph A. Saponaro dated March 29, 2007 (incorporated by reference to Exhibit 10.5 to our Form 10-Q filed on August 9, 2007)
10.23	Restricted Share Award Agreement with Edward J. Smith dated March 29, 2007 (incorporated by reference to Exhibit 10.6 to our Form 10-Q filed on August 9, 2007)

Exhibit Number	Description
10.24	Restricted Share Award Agreement with Pamela A. Little dated December 17, 2007
10.25	Restricted Share Award Agreement with Dr. Edward H. Bersoff dated December 17, 2007
10.26	Employment Agreement with Pamela A. Little dated February 3, 2008 (incorporated by reference to Exhibit 10.1 on a Current Report on Form 8-K filed February 6, 2008)
10.27	Deed of Lease between West*Group Properties, LLC and ATS Corporation, dated February 11, 2008, for the property located at 7925 Jones Branch Drive, McLean, Virginia 22102 (incorporated by reference to Exhibit 10.1 on a Current Report on Form 8-K filed February 14, 2008)
23.1	Consent of Eisner LLP regarding ATS Corporation financial statements for the years ended December 31, 2006 and 2005
23.2	Consent of Grant Thornton LLP regarding ATSI financial statements for the two years ended October 31, 2006
23.3	Consent of Grant Thornton LLP regarding ATS Corporation financial statements for the year ended December 31, 2007
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15(d)-19(a) of the Securities Exchange Act of 1934, as amended
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15(d)-19(a) of the Securities Exchange Act of 1934, as amended
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
ATS Corporation

We have audited the accompanying consolidated balance sheet of ATS Corporation (a Delaware corporation) as of December 31, 2007, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for the year ended December 31, 2007. Our audit of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). We also have audited ATS Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ATS Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on ATS Corporation's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATS Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

In our opinion, ATS Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

As discussed in Note 16 to the consolidated financial statements, in 2007, ATS Corporation adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109.*

/s/ Grant Thornton

McLean, Virginia
March 17, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
ATS Corporation

We have audited the accompanying balance sheet of ATS Corporation (formerly Federal Services Acquisition Corporation) (a development stage company) as of December 31, 2006, and the related statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for the year ended December 31, 2006, and for the period from April 12, 2005 (date of inception) through December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATS Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from April 12, 2005 (date of inception) through December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ Eisner LLP
New York, New York
March 20, 2007

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Advanced Technology Systems, Inc., and Subsidiaries

We have audited the accompanying consolidated balance sheets of Advanced Technology Systems, Inc., and Subsidiaries (the Company) as of January 15, 2007 and October 31, 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the period November 1, 2006 through January 15, 2007 and each of the two years in the period ended October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards generally accepted in the United States of America, as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Technology Systems, Inc., and Subsidiaries as of January 15, 2007 and October 31, 2006, and the consolidated results of its operations and its cash flows for the period November 1, 2006 through January 15, 2007 and each of the two years in the period ended October 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton

McLean, Virginia
March 13, 2008

ATS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	ATS Corporation (Successor)			ATSI (Predecessor)		
	Year Ended December 31,		For the Period from April 12, 2005 (date of inception) through December 31,	For the Period from November 1, 2006 through January 15,	Year Ended October 31,	
	2007	2006	2005	2007	2006	2005
Revenue	$106,887,039	$ —	$ —	$21,318,054	$112,254,086	$105,355,040
Operating costs and expenses						
Direct costs	75,010,192	—	—	13,565,817	72,471,117	64,235,955
Selling, general and administrative expenses	25,925,693	1,167,701	133,161	15,350,369	37,012,188	37,189,038
Depreciation and amortization	4,877,244	—	—	64,097	666,442	1,201,250
Total operating costs and expenses	105,813,129	1,167,701	133,161	28,980,283	110,149,747	102,626,243
Operating income (loss)	1,073,910	(1,167,701)	(133,161)	(7,662,229)	2,104,339	2,728,797
Other (expense) income						
Interest income (expense), net	(492,722)	5,551,779	819,167	(108,200)	(383,075)	(243,611)
Gain (loss) on warrant liabilities	(6,930,000)	5,880,000	(5,460,000)	—	—	—
Other income	248,612	—	—	54,266	61,693	100,773
(Loss) income before income taxes	$ (6,100,200)	$10,264,078	$(4,773,994)	$(7,716,163)	$ 1,782,957	$ 2,585,959
Income tax (benefit) expense	453,529	1,984,678	314,085	(2,684,217)	1,282,762	755,508
Income (loss) from continuing operations	$ (6,553,729)	$ 8,279,400	$(5,088,079)	$(5,031,946)	$ 500,195	$ 1,810,451
Loss from discontinued operations	—	—	—	—	1,325,074	2,851,682
Net (loss) income	$ (6,553,729)	$ 8,279,400	$(5,088,079)	$(5,031,946)	$ (824,879)	$ (1,041,231)
Gain on derivative liabilities attributed to warrants	—	(5,880,000)	—	—	—	—
Net income (loss)	$ (6,553,729)	$ 2,399,400	$(5,088,079)	$(5,031,946)	$ (824,879)	$ (1,041,231)
Weighted average number of shares outstanding						
—basic	18,848,722	26,250,000	10,599,810	19,022,500	19,022,950	19,016,950
—dilutive	18,848,722	30,137,477	10,599,810	19,022,500	19,368,322	19,382,115
Basic net income (loss) per share						
—Continuing operations	$ (0.35)	$ 0.32	$ (0.48)	$ (0.26)	$ 0.03	$ 0.10
—Discontinued operations	—	—	—	—	(0.07)	(0.15)
—Net income (loss)	(0.35)	0.32	(0.48)	(0.26)	(0.04)	(0.05)
Diluted net income (loss) per share						
—Continuing operations	$ (0.35)	$ 0.8	$ (0.48)	$ (0.26)	$ 0.03	$ 0.09
—Discontinued operations	—	—	—	—	(0.07)	(0.15)
—Net income (loss)	(0.35)	0.8	(0.48)	(0.26)	(0.04)	(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

ATS CORPORATION

CONSOLIDATED BALANCE SHEETS

	ATS Corporation Successor		ATSI Predecessor	
	Year Ended December 31,		January 15,	October 31,
	2007	2006	2007	2006
ASSETS				
Current assets:				
Cash and cash equivalents	$ 1,901,977	$ 213,395	$ 28,040	$ 718,571
Accounts receivable, net	31,191,784	—	21,446,685	20,495,315
Prepaid expenses and other current assets	923,803	136,006	466,986	632,948
Income tax receivable	3,493,319	—	1,413,224	1,483,728
Other current assets	16,663	—	106,167	—
Assets held for sale	—	—	—	231,861
Deferred income taxes, current	1,335,965	—	353,050	—
Total current assets	38,863,511	349,401	23,814,152	23,562,423
Property and equipment, net	1,501,409	—	1,466,107	1,352,736
Goodwill	107,600,686	—	3,171,886	3,171,886
Intangible assets, net	21,446,868	—	—	—
Deferred acquisition costs	—	1,361,215	—	—
Short-term investments held in trust account (including interest receivable of $89,737) (fair value of $121,024,475)	—	121,024,475	—	—
Restricted cash	1,278,489	—	1,217,782	1,204,710
Cash and cash equivalents held in trust fund	—	1,332	—	—
Other assets	259,353	—	40,959	328,678
Deferred income tax benefit	—	502,744	257,843	—
Total assets	$170,950,316	$123,239,167	$29,968,729	$29,620,433
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of long-term debt	2,820,191	—	9,964,955	6,930,000
Capital leases—current portion	96,558	—	80,814	78,999
Accounts payable and accrued expenses	8,634,665	942,146	6,055,591	7,884,056
Accrued salaries and related taxes	4,425,966	—	8,706,116	3,620,113
Accrued vacation	2,479,540	—	2,284,566	2,302,812
Income taxes payable	1,926,225	310,606	—	—
Warrant liabilities	—	13,860,000	—	—
Deferred revenue	2,164,574	—	1,356,875	35,422
Deferred income taxes, current	—	40,489	—	803,258
Deferred rent—current portion	80,984	—	386,993	387,369
Total current liabilities	22,628,703	15,153,241	28,835,910	22,042,029
Long-term debt—net of current portion	45,604,958	—	—	—
Capital leases—net of current portion	87,078	—	161,304	181,174
Deferred rent—net of current portion	94,069	—	511,435	577,289
Other long-term liabilities	724,654	—	48,586	48,586
Deferred income taxes	6,475,540	—	—	1,327,915
Total liabilities	75,615,002	15,153,241	$29,557,235	24,176,993
Common stock, subject to possible redemption 4,197,900 shares	—	23,424,282	—	—
Interest income attributable to common stock subject to possible redemption (net of taxes of $0 and $561,204, respectively)	—	702,752	—	—
Total common stock subject to redemption	—	24,127,034	—	—
Commitments and contingencies				
Shareholders' equity:				
Preferred Stock $.0001 par value, 1,000,000 shares authorized, and no shares issued and outstanding				
Common stock $0.0001 par value, 100,000,000 shares authorized, 27,529,010 and 26,250,000 shares issued, respectively, which includes 0 and 4,197,900 shares subject to possible redemption, respectively	2,753	2,625	—	—
Common stock; Class A voting, no par; 75,000,000 shares authorized; 9,219,700 issued and outstanding	—	—	34,768	34,768
Common stock; Class B voting, no par; 75,000,000 shares authorized; 10,000,000 issued and outstanding	—	—	1,736	1,736
Additional paid-in capital	129,384,746	81,467,698	—	—
Treasury stock, at cost, 8,342,755 and 0 shares, respectively, for successor, and 196,300 shares for predecessor	(30,272,007)	—	(37,358)	(37,358)
Retained (deficit) earnings	(3,362,407)	2,488,569	412,348	5,444,294
Other comprehensive income (net of $260,907 tax effect)	(417,771)	—	—	—
Total shareholders' equity	95,335,314	83,958,892	411,494	5,443,440
Total liabilities and shareholders' equity	$170,950,316	$123,239,167	$29,968,729	$29,620,433

The accompanying notes are an integral part of these consolidated financial statements.

ATS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	ATS Corporation Successor			ATSI Predecessor		
	Years ended December 31,		For the period from April 12, 2005 (date of inception) through December 31,	For the period from November 1, 2006 through January 15,	Years ended October 31,	
	2007	2006	2005	2007	2006	2005
Cash flows from operating activities						
Net (loss) income	$ (6,553,729)	$ 8,279,400	$ (5,088,079)	$(5,031,946)	$ (824,879)	$(1,041,231)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:						
Depreciation and amortization	679,147	—	—	161,199	666,442	1,201,250
Amortization of intangibles	4,215,418	—	—	—	—	—
Stock-based compensation	1,034,017	—	—	—	—	—
Deferred income taxes	(1,820,581)	(443,340)	(18,915)	(2,742,066)	(1,790,296)	(2,129,851)
Deferred rent	175,053	—	—	(66,230)	(353,059)	(192,075)
Loss on disposal of business	—	—	—	—	374,738	663,412
Loss on disposal of equipment	—	—	—	45,040	22,829	12,992
(Gain) loss on derivative liabilities related to warrants	6,930,000	(5,880,000)	5,460,000	—	—	—
Bad debt	37,911	—	—	—	656,680	195,389
Changes in assets and liabilities, net of effects of acquisitions:						
Accounts receivable	26,912	—	—	(719,509)	3,781,029	363,216
Accrued interest payable and receivable	232,835	(50,293)	(39,444)	—	—	—
Prepaid expenses and other current assets	(286,613)	(63,884)	(72,122)	347,514	(131,871)	817,652
Accounts payable and other accrued expenses	(256,652)	907,857	34,289	(471,590)	5,062	1,712,978
Accrued salaries and related taxes	(5,229,988)	—	—	5,072,024	(677,129)	(41,630)
Accrued vacation	(303,185)	—	—	(39,689)	(250,604)	(757,803)
Income taxes payable and receivable	(2,195,796)	(45,394)	356,000	70,504	(2,796,276)	3,506,595
Other current liabilities	(209,224)	—	—	—	—	—
Other long-term liabilities	(137,826)	—	—	—	48,586	—
Restricted cash	(60,707)	—	—	(13,072)	(1,204,710)	—
Net cash (used in) provided by operating activities	$ (3,723,008)	$ 2,704,346	$ 631,729	$(3,387,821)	$(2,473,458)	$ 4,310,894
Cash flows from investing activities						
Purchase of property and equipment	(373,063)	—	—	(319,610)	(323,318)	(459,926)
Proceeds from sale of businesses	—	—	—	—	1,080,350	—
Acquisition of businesses—net of cash acquired	(123,249,859)	—	—	—	(599,750)	(625,000)
Sale of U.S. government securities held in trust fund	121,024,475	—	—	—	—	—
Purchase of U.S. government securities held in trust fund	—	(1,198,478,053)	(234,848,658)	—	—	—
Maturities of U.S. government securities held in trust fund	—	1,195,212,907	117,179,066	—	—	—
Deferred acquisition costs	—	(1,361,215)	—	—	—	—
Release (deposit) of cash held in trust fund	1,332	280,016	(281,348)	—	—	—
Net cash (used in) provided by investing activities	$ (2,597,115)	$ (4,346,345)	$(117,950,940)	$ (319,610)	$ 157,282	$(1,084,926)
Cash flows from financing activities						
Net borrowings (payments) on lines-of-credit	41,084,125	—	—	3,034,955	1,700,000	(2,640,000)
Payments on notes payable	(645,833)	—	—	—	—	(34,292)
Payments on capital leases	(76,459)	—	—	(18,055)	(27,346)	(52,686)
Payments to repurchase stock purchase warrants	(2,081,121)	—	—	—	—	—
Payments to repurchase treasury stock	(30,272,007)	—	—	—	(4,662)	—
Exercise of stock options	—	—	—	—	—	1,800
Proceeds from public offering, net of expenses	—	—	119,168,605	—	—	—
Proceeds from notes payable to stockholders	—	—	154,000	—	—	—
Repayment of notes to stockholders	—	—	(154,000)	—	—	—
Proceeds from sale of common stock to founders	—	—	6,000	—	—	—
Net cash provided by (used in) financing activities	$ 8,008,705	$ —	$ 119,174,605	$ 3,016,900	$ 1,667,992	$(2,725,178)
Net increase (decrease) in cash	$ 1,688,582	$ (1,641,999)	$ 1,855,394	$ (690,531)	$ (648,184)	$ 500,790
Cash and cash equivalents, beginning of period	213,395	1,855,394	—	718,571	1,366,755	865,965
Cash and cash equivalents, end of period	$ 1,901,977	$ 213,395	$ 1,855,394	$ 28,040	$ 718,571	$ 1,366,755
Supplemental disclosures:						
Cash paid or received during the period for:						
Income taxes paid	$ 4,215,380	$ 2,483,385	$ —	$ 13,850	$ 5,026,797	$ 97,820
Income tax refunds	$ 4,201	$ —	$ —	$ —	$ 500	$ 1,795,142
Interest paid	$ 569,244	$ —	$ —	$ 89,812	$ 385,979	$ 255,469
Interest received	$ 233,500	$ 5,501,486	$ 779,723	$ 12,501	$ 13,847	$ 11,913
Non-cash activities:						
Reclassification of common stock subject to possible redemption	$ —	$ —	$ 23,424,282	$ —	$ —	$ —
Accretion of trust fund relating to common stock subject to possible redemption	$ —	$ 604,756	$ 97,996	$ —	$ —	$ —
Warrant obligation in connection with sale of units in offering	$ —	$ —	$ 14,280,000	$ —	$ —	$ —
Issuance of stock related to acquisition of businesses	$ 4,750,000	$ —	$ —	$ —	$ —	$ —
Notes payable issued related to acquisition of businesses	$ 4,749,998	$ —	$ —	$ —	$ —	$ —
Unrealized comprehensive loss on interest rate swap—net of tax	$ 417,771	$ —	$ —	$ —	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

ATS CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Successor							
	Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated (Deficit) Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount		Shares	Amount			
Balance—April 12, 2005								
Initial capital from founding stockholders	5,250,000	$ 525	$ 5,475	—	$ —	$ —	$. —	$ 6,000
Sale of 21,000,000 units (including 4,197,000 shares of common stock subject to possible redemption)—net of underwriters' discount and offering expenses	21,000,000	2,100	119,166,505	—	—	—	—	119,168,605
Reclassification of proceeds allocated to warrants—derivatives liabilities	—	—	(14,280,000)	—	—	—	—	(14,280,000)
Reclassification as a result of 4,197,900 shares of common stock being subject to possible redemption	—	—	(23,424,282)	—	—	—	—	(23,424,282)
Accretion of trust fund relating to common stock subject to possible redemption	—	—	—	—	—	(97,996)	—	(97,996)
Net (loss) for the period	—	—	—	—	—	(5,088,079)	—	(5,088,079)
Balance—December 31, 2005	26,250,000	$2,625	$ 81,467,698	—	$ —	$(5,186,075)	$ —	$ 76,284,248
Accretion of trust fund relating to common stock subject to possible redemption	—	—	—	—	—	(604,756)		(604,756)
Net income	—	—	—	—	—	8,279,400		8,279,400
Balance—December 31, 2006	26,250,000	$2,625	$ 81,467,698	—	$ —	$ 2,488,569	$ —	$ 83,958,892
Stock-based compensation, employees	—	—	948,737	—	—	—	—	948,737
Stock-based compensation, directors	—	—	85,280	—	—	—	—	85,280
Common stock issued to employees and directors	78,581	8	(8)	—	—	—	—	—
Reclassification of warrants	—	—	20,790,000	—	—	—	—	20,790,000
Repurchases of warrants	—	—	(2,081,121)	—	—	—	—	(2,081,121)
Repurchase of shares from dissenting shareholders	—	—	23,424,282	(5,531,355)	(16,769,668)	702,753	—	7,357,367
Repurchases of common stock	—	—	—	(2,811,400)	(13,502,339)	—	—	(13,502,339)
Issuance of common stock related to acquisitions	1,200,429	120	4,749,878	—	—	—	—	4,749,998
Net loss	—	—	—	—	—	(6,553,729)	—	(6,553,729)
Change in fair value of interest rate swap	—	—	—	—	—	—	—	—
Agreement, net of tax	—	—	—	—	—	—	(417,771)	(417,771)
Balance—December 31, 2007	27,529,010	$2,753	$129,384,746	8,342,755	$(30,272,007)	$(3,362,407)	$(417,771)	$ 95,335,314

	Predecessor						
	Common Stock Class A		Common Stock Class B		Treasury Stock		Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Amount	Retained Earnings	
Balance—October 31, 2004	9,207,700	$32,968	10,000,000	$1,736	$(32,696)	$ 7,310,404	$ 7,312,412
Purchase of common stock	12,000	1,800	—	—	—	—	1,800
Net loss	—	—	—	—	—	(1,041,231)	(1,041,231)
Balance—October 31, 2005	9,219,700	$34,768	10,000,000	$1,736	$(32,696)	$ 6,269,173	$ 6,272,981
Purchase of common stock	—	—	—	—	(4,662)	—	(4,662)
Net loss	—	—	—	—	—	(824,879)	(824,879)
Balance—October 31, 2006	9,219,700	$34,768	10,000,000	$1,736	$(37,358)	$ 5,444,294	$ 5,443,440
Net loss	—	—	—	—	—	(5,031,946)	(5,031,946)
Balance—January 15, 2007	9,219,700	$34,768	10,000,000	$1,736	$(37,358)	412,348	$ 411,494

The accompanying notes are an integral part of these consolidated financial statements.

ATS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Successor		For the period from April 12, 2005 (date of inception) through December 31, 2005
	Years ended December 31,		
	2007	2006	
Net income (loss)	$(6,553,729)	$8,279,400	$(5,088,079)
Change in fair value of interest rate swap agreements	(417,771)	—	—
Comprehensive income	$(6,971,500)	$8,279,400	$(5,088,079)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

ATS Corporation (formerly Federal Services Acquisition Corporation) (the "Successor Company" or the "Company") was incorporated in Delaware on April 12, 2005. The Company was formed to serve as a vehicle for the acquisition of an operating business in the federal services and defense industries through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination.

On January 15, 2007, the Company consummated a business combination and acquired all of the outstanding capital stock of Advanced Technology Systems, Inc. (the "Predecessor Company" or "ATSI") and its subsidiaries (collectively, "ATSI"), a provider of systems integration and application development to the U.S. government, for approximately $80.2 million in cash and an aggregate of 173,913 shares of common stock of the Company, valued at $1.0 million. The Company funded the cash portion of the ATSI purchase price with the proceeds of its initial public offering. In connection with the acquisition of ATSI, holders of 2,906,355 shares of common stock voted against the acquisition and perfected their right to redeem their shares of common stock at $5.77 per share. An aggregate of $16,769,668, from proceeds of our initial public offering, was paid to these dissenting shareholders.

The Consolidated Financial Statements for the Successor Company include the accounts of ATS Corporation and its wholly owned subsidiaries, RISI, PMG and NSS, since the dates of acquisition for each company. All intercompany accounts, transactions, and profits among ATS Corporation and its subsidiaries are eliminated in consolidation. The Consolidated Financial Statements for the Predecessor Company include the accounts of Advanced Technology Systems, Inc. and all its subsidiaries, since the dates of acquisition. All intercompany accounts, transactions, and profits among Advanced Technology Systems, Inc. and its subsidiaries are eliminated in consolidation.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. The actual results could differ from those estimates. Significant management estimates include amounts estimated for costs to complete fixed-price contracts, estimated award fees for contracts, the amortization period for long-lived intangible assets, recoverability of long-lived assets, reserves for accounts receivable, fair values of options granted, loss contingencies, and the valuation of income taxes.

Revenue Recognition

The Company recognizes revenue when pervasive evidence of an arrangement exists, services have been rendered or goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured. The Company's revenue is derived from primarily three different types of contractual arrangements: time-and-materials' contracts, fixed-price contracts and cost-plus-fee contracts. Revenue on time-and-material contracts is recognized based on the actual hours performed at the contracted billable rates for services provided, plus materials cost for products delivered to the customer, and costs incurred on behalf of the customer. Revenue on fixed-price contracts is recognized ratably over the period of performance or as a percentage-of-completion depending on the facts and circumstances of the contract. Revenue on cost-plus-fee contracts is recognized to the extent of costs

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

incurred, plus an estimate of the applicable fees earned. Fixed fees under cost-plus-fee contracts are recorded as earned in proportion to the allowable costs incurred in performance of the contract. For cost-plus-fee contracts that include performance based fee incentives, the Company recognizes the relevant portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as the Company's prior award experience and communications with the customer regarding performance.

The Company's fixed price contracts are either service based or require some level of customization. Revenue is recognized ratably over the service period on fixed-price-service contracts. For fixed-price-completion contracts that involve the design, customization of software products or development of systems that are within the scope of Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, revenue is recognized on the percentage-of-completion method using costs incurred in relation to total estimated project costs.

Contract costs include labor, material, subcontracting costs, and allocated allowable indirect costs. Revenue recognition requires judgment in estimating the revenue and associated costs, assessing risk in performance, and evaluating technical issues. The Company may estimate award fees and incentive fees or penalties in recognizing revenue based on anticipated awards or when there is sufficient information to determine.

On federal government contracts, the Company allocates costs to contracts consistent with the federal procurement regulations. The direct and indirect costs associated with these contracts are subject to government audit by DCAA or other cognizant audit agencies. Management does not anticipate any material adjustment to the consolidated financial statements in subsequent periods for audits not yet performed. The incurred cost audits have been completed through October 31, 2004. The Company's management performs periodic reviews with the program managers to assess contract performance. If an adjustment is necessary to a previous estimate, the change is normally recorded in the current period earnings.

Contract revenue recognition inherently involves estimation. Examples of estimates include the contemplated level of effort to accomplish the tasks under the contract, the costs of the effort, and an ongoing assessment of the Company's progress toward completing the contract. From time to time, as part of its standard management process, facts develop that require the Company to revise its estimated total costs on revenue. To the extent that a revised estimate affects contract profit or revenue previously recognized, the Company records the cumulative effect of the revision in the period in which the revisions becomes known. The full amount of an anticipated loss on any type of contract is recognized in the period in which it becomes probable and can reasonably be estimated.

Under certain circumstances, the Company may elect to work at risk prior to receiving an executed contract document. The Company has a formal procedure for authorizing any such at risk work to be incurred. Revenue, however, is deferred until a contract modification or vehicle is provided by the customer.

Operating Cost and Expenses

Direct costs consist of all directly-related contract costs, including compensation costs for personnel, material cost and any other direct costs. Also appropriate indirect overhead costs are applied to employee direct labor, subcontractor direct labor and material costs and included as direct costs. Selling, general and administrative expenses include executive, administrative and business

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

development labor costs, indirect expenses related to the performance of these functions, and allocations for fringe benefits costs. Depreciation and amortization include the costs associated with the systematic write-off of the Company's fixed assets, as well as the amortization of the intangible assets.

Stock Compensation

In December 2004, the FASB issued SFAS No. 123(R), *Share Based Payment,* which requires that compensation costs related to share-based payment transactions be recognized in financial statements. Under the fair value recognition provisions of SFAS No. 123(R), the Company recognizes stock-based compensation based upon the fair value of the stock-based awards taking into account the effects of the employees' expected exercise and post-vesting employment termination behavior.

Deferred Financing Costs

Costs associated with obtaining the Company's financing arrangements are deferred and amortized over the term of the financing arrangements using the effective interest method.

Income Taxes

Under SFAS No. 109, Accounting for Income Taxes (SFAS No. 109), income taxes are accounted for using the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of assets and liabilities, and their respective tax basis, and operating loss and tax credit carry forwards. The differences between the basis of the assets and liabilities for financial reporting and income tax purposes are recorded as deferred income taxes. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. When required, a valuation allowance is established to reduce deferred tax assets to the amount expected to be realized. If there is a change in tax rates the effect on deferred tax assets and liabilities is recognized in income in the period the change occurred.

In accordance with the recognition standards established by Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48—*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109*, the Company makes a comprehensive review of its portfolio of uncertain tax positions regularly. In this regard, an uncertain tax position represents the Company's expected treatment of a tax position taken in a filed return, or planned to be taken in a future tax return or claim that has not been reflected in measuring income tax expense for financial reporting purposes. Until these positions are sustained by the taxing authorities, the Company has not recognized the tax benefits resulting from such positions and reports the tax effect as a liability for uncertain tax positions in its consolidated statements of financial position.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets, including cash and cash equivalents and short term investments, accounts receivable, accounts payable and amounts included in other current

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

assets and current liabilities that meet the definition of a financial instrument approximate fair value because of their short-term nature.

The fair value of the long-term debt approximates its carrying value at December 31, 2007. The fair value of the Company's interest rate swaps as of December 31, 2007 was based on current market pricing models (See Note 11).

Derivative Instruments and Hedging Activities

The Company accounts for derivative instruments and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133), as amended. Accordingly, derivatives are recognized as either assets or liabilities in the consolidated balance sheet, and gains and losses are recognized based on changes in the fair values. Gains and losses on derivatives designated or deemed to be an effective hedge are recognized, net of tax in accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. As an offset to gains or losses recognized in comprehensive income a gross long-term asset or long-term liability is recognized, as well as an appropriate long-term deferred tax liability or asset. Gains and losses on derivatives that are not designated or intended to be an effective hedge are recorded to operations. The classification of gains and losses resulting from the changes in fair values is dependent on the intended use of the derivative and its resulting designation. The Company uses the change in variable cash flow method to measure the effectiveness of its hedges.

In order to manage interest rate fluctuation exposure on the bank debt, the Company entered into an interest rate swap agreement with the Bank of America on November 9, 2007 providing the Company an ability to eliminate the variability of interest expense based on fluctuating rates on a $35 million notional amount of debt. The purpose of the derivative instrument is to hedge cash flows and not for trading purposes. The Company records cash payments and receipts related to its interest rate swap as adjustments to interest expense and as a component of operating cash flow. As of December 31, 2007, the Company was party to one interest rate swap agreement with Bank of America. (See Note 11).

Accounting for Warrants and Derivative Instruments

On October 25, 2005, the Company consummated its initial public offering of 21,000,000 units. Each unit consists of one share of common stock and two redeemable common stock purchase warrants. Each warrant entitles the holder to purchase from the Company one share of its common stock at an exercise price of $5.00. The warrants expire October 19, 2009, or earlier upon redemption. The warrant agreement provides for the Company to register the shares underlying the warrants and was silent as to the penalty to be incurred in the absence of the Company's ability to deliver registered shares to the warrant holders upon warrant exercise or cash settle the warrants.

Emerging Issues Task Force 00-19, or EITF 00-19, *"Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock,"* provides criteria for determining whether freestanding contracts that are settled in a company's own stock, including common stock warrants, should be designated as either an equity instrument, an asset or as a liability under SFAS No. 133. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company's balance sheet, with any changes in fair value recorded in a company's results of operations. A contract classified as an equity instrument is included within equity, and no fair value

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

adjustments are required from period to period. In accordance with EITF 00-19, the warrants to purchase common stock included in the units sold in the Company's initial public offering were separately accounted for as liabilities.

The agreement related to the Company's warrants provides for the Company to register and maintain the registration of the shares underlying the warrants and did not specify a penalty in the absence of the Company's ability to deliver registered shares to holders upon exercise of the warrants. Further, the warrant agreement did not specify that the Company would not be obligated to net cash settle the instrument. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the Company will be required to net-cash settle the contract, and as a result liability classification is required. Under EITF 00-19, registration of the common stock underlying the warrants was not within the Company's control and, as a result, the Company must assume that it could be required to settle the securities on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. The fair value of these securities is presented on the Company's balance sheets as "warrant liabilities," and the unrealized changes in the values of these derivatives are shown in the Company's statements of operations as "Gain (loss) on warrant liability" through the date of the clarification agreement discussed below.

Fair values for traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, as in the case of the Company's warrants as of the date of issuance, fair values are determined using methods requiring judgment and estimates. Utilizing such methods, the fair value of the warrant liability at October 20, 2005 (the date of issuance) was determined to be $0.34 per warrant. At the date of issuance, the Company allocated the unit price between the share of common stock and the warrants issued based upon relative fair value determined, among other things, by reference to the underlying cash held in the trust fund. The warrants included in the units sold in the Company's initial public offering began to be publicly traded on the Over-the-Counter Bulletin Board on December 5, 2005, and consequently the fair value of the warrants is reflected as the market price of a warrant at each reporting period.

On March 14, 2007, the Company entered into a warrant clarification agreement to expressly state that, in the event a warrant would expire unexercised, without value and unredeemed on the expiration date, under no circumstances would the Company be required to net cash settle the warrants. This agreement modified the classification of the warrants from a liability to equity. The Company recognized a loss of $6,930,000 representing the change in fair value of the warrant liability from December 31, 2006 through March 14, 2007. The fair value of the warrants at March 14, 2007 of $20,790,000 was reclassified to additional paid in capital.

Accounts Receivable

Accounts receivable include amounts billed and due from customers, amounts earned but unbilled (primarily related to contracts accounted for under the percentage-of-completion method of accounting), and amounts retained by customers pending contract completion.

Credit Risk

Management believes that credit risk related to the Company's accounts receivable is limited since the majority of balances outstanding are with agencies of the U.S. government and the associated creditworthiness of the U.S. government.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Doubtful Accounts

An allowance for bad debt against billed accounts receivable is established by the Company based on experience and information available regarding collectability of receivables. Since the majority of the Company's receivables result from services provided to the U.S. government, the Company believes the credit risk to be relatively low. When the balance of an accounts receivable is determined to be uncollectible after exercising all means of collection, the receivable balances are written-off.

Property and Equipment

Property and equipment in excess of established thresholds are capitalized and recorded at cost. Furniture and equipment are depreciated using the straight-line method over the estimated useful life of the asset based on the asset class ranging from three to seven years. Leasehold improvements are amortized over the lease term or useful life of the improvements, whichever is shorter, using the straight-line method. All repairs and maintenance costs are expensed when incurred.

Goodwill and Other Purchased Intangible Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Other purchased intangible assets include the fair value of items such as customer contracts, backlog and customer relationships. SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142), establishes financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and indefinite lived intangible assets acquired in a purchase business combination are not amortized, but rather tested for impairment on an annual basis or triggering event. Purchased intangible assets with a definite useful life are amortized on a straight-line basis over their estimated useful lives.

The estimated fair market value of identified intangible assets is amortized over the estimated useful life of the related intangible asset. We have a process pursuant to which we typically retain third-party valuation experts to assist us in determining the fair market values and useful lives of identified intangible assets. We evaluate these assets for impairment when events occur that suggest a possible impairment. Such events could include, but are not limited to, the loss of a significant client or contract, decreases in federal government appropriations or funding for specific programs or contracts, or other similar events. None of these events have occurred for the periods presented. We determine impairment by comparing the net book value of the asset to its future undiscounted net cash flows. If an impairment occurs, we will record an impairment expense equal to the difference between the net book value of the asset and its estimated discounted cash flows using a discount rate based on our cost of capital and the related risks of recoverability.

Long-Lived Assets (Excluding Goodwill)

In accordance with the provisions of SFAS No. 144 in accounting for long-lived assets such as property and equipment and intangible assets subject to amortization, the Company reviews the assets for impairment. If circumstances indicate the carrying value of the asset may not be fully recoverable, a loss is recognized at the time impairment exists and a permanent reduction in the carrying value of the asset is recorded. The Company believes that the carrying values of its long-lived assets as of December 31, 2007 are fully realizable.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to revenue, expenses, and gains and losses that under U.S. generally accepted accounting principles are included in comprehensive income, but excluded from the determination of net income. The elements within other comprehensive income (loss), net of tax, represent the change in the fair value of interest rate swap. As of December 31, 2007, the accumulated other comprehensive loss, net of income tax effects, included losses of $417,771 related to the fair value of the interest rate swap.

NOTE 3—ACQUISITIONS

Advanced Technology Systems, Inc. ("ATSI")

Effective the close of business of January 15, 2007, the Company acquired all of the outstanding capital stock of ATSI, a provider of systems integration services and application development to the U.S. government, for $80.2 million in cash, and 173,913 shares valued at approximately $1,000,000 as of the closing date. The Company was organized to effect a business combination with an operating business in the federal services and defense industries. ATSI is active primarily in the growing U.S. government information technology services market. ATSI designs, develops and integrates enterprise-wide information technology solutions, including custom software applications that address the U.S. government's need to improve system efficiency, track human and financial capital, and reduce system downtime. Management believes that ATSI provides a strong federal services platform from which the Company can grow, has strong core competencies that the Company can build upon, and provides opportunities to create increased stockholder value.

As of December 31, 2006, the Company had accumulated $1,361,215 in deferred costs related to the proposed acquisition of ATSI. These charges were capitalized in the first quarter of 2007 when the acquisition was consummated.

In connection with the acquisition of ATSI, holders of 2,906,355 shares of common stock voted against the acquisition and perfected their right to redeem their shares of common stock at $5.77 per share. An aggregate of $16,769,668 was paid to such dissenting stockholders.

Under the purchase method of accounting, the preliminary purchase price was allocated to the net tangible and intangible assets acquired and liabilities assumed, based upon preliminary estimates, which assume that historical cost approximates fair value of the assets and liabilities of ATSI. As such, management estimates that a substantial portion of the excess purchase price will be allocated to non-amortizable intangible assets. These estimates were subject to change upon the finalization of the valuation of certain assets and liabilities and may be adjusted in accordance with the provisions of SFAS No. 141, *Business Combinations*. Management has concluded that the transaction resulted in $66.1 million of goodwill that is not expected to be deductible for income tax purposes. Additionally, management concluded that approximately $17.0 million of the purchase price was allocable to customer-related intangible assets, which include customer contracts, backlog, and non-contractual customer relationships (including trade name recognition). Such intangible assets will be amortized over periods ranging from three to six years based upon factors such as customer relationships and contract periods.

NOTE 3—ACQUISITIONS (Continued)

The total purchase price paid, including transaction costs of approximately $4.2 million, has been preliminarily allocated as follows:

(in thousands):	
Cash	$ 80,248
Common stock (173,913 shares valued on the date of the purchase agreement—April 19, 2006)	1,000
Transaction costs	4,200
Total purchase price	$ 85,448
Purchase price allocation:	
Current assets	$ 24,131
Property and equipment	1,383
Intangible assets	17,000
Goodwill	66,123
Other assets	2,107
Total assets acquired	110,744
Current liabilities	17,990
Long-term liabilities	741
Deferred tax liability from acquisition intangibles	6,565
Total liabilities assumed	25,296
Net assets acquired	$ 85,448

The estimated value and the weighted-average amortization period of each of the components of the customer-related intangible assets are as follows:

	Estimated Value (in millions)	Weighted-Average Amortization Period
Customer contracts	$10.0	6.0 years
Backlog	6.0	3.5 years
Non-contractual customer relationships (including trade name recognition)	1.0	3.0 years
Total / Average	$17.0	4.9 years

The results of operations for ATSI have been included in the Consolidated Statements of Income from the acquisition date through December 31, 2007.

Management is assessing the impact of FIN 48 on the purchase of ATSI and will finalize the purchase price allocation when this assessment is completed.

Reliable Integration Services, Inc. ("RISI")

On March 1, 2007, the Company acquired Reliable Integration Services, Inc. ("RISI"), a 37-employee network systems integrator serving U.S. government defense and civilian agencies, for approximately $1.3 million as set forth below. Management believes that RISI's client base and work

NOTE 3—ACQUISITIONS (Continued)

product complements ATSI's client base and work product and provides opportunities for both companies to cross sell their services.

Under the purchase method of accounting, the preliminary purchase price was allocated to the net tangible and intangible assets acquired and liabilities assumed, based upon preliminary estimates, which assume that historical cost approximates fair value of the assets and liabilities of RISI. Upon completion of the initial purchase price allocation, management concluded that a substantial portion of the excess purchase price related to non-amortizable intangible assets.

The results of operations for RISI are included in the consolidated statements of operations from the acquisition date through December 31, 2007.

The total purchase price paid, including transaction costs of $69,000, has been allocated as follows:

(in thousands):	
Cash	$ 933
Common stock (46,296 shares issued)	200
Promissory note	86
Transaction costs	69
Total purchase price	$1,288
Purchase price allocation:	
Current assets	$ 385
Property and equipment	16
Intangible assets	300
Goodwill	1,026
Other assets	39
Total assets acquired	1,766
Current liabilities	362
Deferred tax liability from acquisition intangibles	116
Total liabilities assumed	478
Net assets acquired	$1,288

Management has determined that the transaction will result in $1.0 million of goodwill. Approximately $300,000 of the purchase price is expected to be allocated to acquired customer-related intangible assets, that include customer contracts, backlog, and non-contractual customer relationships (including trade name recognition), and will be amortized over periods ranging from three to six years based upon factors such as expected customer relationships and contract periods.

NOTE 3—ACQUISITIONS (Continued)

The estimated value and the weighted-average amortization period of each of the components of the customer-related intangible assets are as follows:

	Estimated Value (in thousands)	Weighted-Average Amortization Period
Customer contracts	$173	6.0 years
Backlog	102	3.5 years
Non-contractual customer relationships (including trade name recognition)	25	3.0 years
Total / Average	$300	4.9 years

Management is assessing the impact of FIN 48 on the purchase of RISI and will finalize the purchase price allocation when this assessment is completed.

Potomac Management Group, Inc. ("PMG")

On September 1, 2007, the Company acquired Potomac Management Group, Inc. ("PMG"), a 149-employee information technology services provider serving mostly U.S. government agencies, for approximately $16.6 million as set forth below. In addition to this amount, there is the potential for $1.5 million of payments to the former owners should PMG meet certain performance objectives. Management believes that PMG's client base and work product complements ATSI's client base and work product and provides opportunities for both companies to cross sell their services.

Under the purchase method of accounting, the preliminary purchase price was allocated to the net tangible and intangible assets acquired and liabilities assumed, based upon preliminary estimates, which assume that historical cost approximates fair value of the assets and liabilities of PMG. As such, management estimated that a substantial portion of the excess purchase price will be allocated to non-amortizable intangible assets.

The results of operations for PMG are included in the consolidated statements of operations from the acquisition date through December 31, 2007.

NOTE 3—ACQUISITIONS (Continued)

The total purchase price paid, including transaction costs of $130,000, has been preliminarily allocated as follows:

(in thousands):	
Cash	$13,750
Common stock (134,408 shares issued)	500
Promissory note	2,250
Transaction costs	130
Total purchase price	$16,630
Purchase price allocation:	
Current assets	$ 2,484
Property and equipment	208
Intangible assets	3,092
Goodwill	12,400
Other assets	32
Total assets acquired	18,216
Current liabilities	1,433
Non-current liabilities	153
Total liabilities assumed	1,586
Net assets acquired	$16,630

Management has estimated that the transaction will result in $12.4 million of goodwill. Management is currently analyzing the deductibility of goodwill on future income taxes. Approximately $3.1 million of the purchase price has been allocated to acquired customer-related intangible assets that include customer contracts, backlog, and non-contractual customer relationships (including trade name recognition), and will be amortized over approximately five years based upon factors such as expected customer relationships and contract periods.

In addition to the purchase price of $16.6 million for PMG, there is the potential for $1.5 million of payments to the former owners should PMG meet certain defined performance objectives. Any payments due would occur in October 2008 and October 2009.

The estimated value and the weighted-average amortization period of each of the components of the customer-related intangible assets are as follows:

	Estimated Value (in thousands)	Weighted-Average Amortization Period
Customer contracts	$2,844	5.3 years
Non-contractual customer relationships (including trade name recognition)	248	5.0 years
Total / Average	$3,092	5.3 years

Management is assessing the impact of FIN 48 on the purchase of PMG and will finalize the purchase price allocation when this assessment is completed.

NOTE 3—ACQUISITIONS (Continued)

Number Six Software, Inc. ("NSS")

On November 9, 2007, ATS completed its acquisition of NSS, pursuant to an Agreement and Plan of Merger and Reorganization, dated October 12, 2007, by and among ATS, NSS, ATS NSS Acquisition, Inc. and certain NSS stockholders (the "Merger Agreement"). The aggregate consideration of approximately $34.5 million includes $3.0 million in the form of ATS common stock valued at the average price over the 15-day period before the closing of the transaction, and promissory notes and deferred payments totaling approximately $5.5 million.

Under the purchase method of accounting, the preliminary purchase price has been allocated to the net tangible and intangible assets acquired and liabilities assumed, based upon preliminary estimates, which assume that historical cost approximates fair value of the assets and liabilities of NSS. As such, management estimates that a substantial portion of the excess purchase price will be allocated to non-amortizable intangible assets. These estimates are subject to change upon the finalization of the valuation of certain assets and liabilities and may be adjusted in accordance with the provisions of SFAS No. 141, *Business Combinations*. Management has preliminarily estimated that the transaction will result in $28 million of goodwill that is not expected to be deductible for income tax purposes. Additionally, management estimated that approximately $5.2 million of the purchase price is allocable to intangible assets. These include customer-related intangibles comprised of customer contracts and non-contractual customer relationships (including trade name recognition) as well as certain marketing-related and technology-related intangibles. Such intangible assets will be amortized over periods ranging from approximately two to five years based upon factors such as customer relationships and estimated life of technology.

NOTE 3—ACQUISITIONS (Continued)

The total purchase price paid, including transaction costs of approximately $0.9 million, has been preliminarily allocated as follows:

(in thousands):	
Cash	$25,904
Common stock (845,812 shares valued over 15 days ended November 9, 2007)	3,050
Promissory notes	5,500
Transaction costs	942
Total purchase price	$35,396
Less cash acquired	(1,177)
Net acquisition cost	34,219
Purchase price allocation:	
Current assets	$ 7,851
Property and equipment	200
Intangible assets	5,241
Goodwill	28,049
Other assets	24
Total assets acquired	41,365
Current liabilities	5,196
Long-term liabilities	238
Deferred tax liability from acquisition intangibles	1,712
Total liabilities assumed	7,146
Net assets acquired	$34,219

The preliminary estimated value and the weighted-average amortization period of each of the components of the customer-related intangible assets are as follows:

	Estimated Value (in thousands)	Weighted-Average Amortization Period
Customer-related	$4,406	2.2 years
Marketing-related	444	2.2 years
Technology-related	391	5.0 years
Total / Average	$5,241	2.4 years

The results of operations for NSS have been included in the Consolidated Statements of Income from the acquisition date through December 31, 2007.

The purchase of NSS was completed late in fiscal year 2007. Management has not completed its assessment of the allocation of the purchase price.

Pro Forma Information (unaudited)

The unaudited pro forma condensed statement of operations data presented below provides the consolidated revenue, net income and diluted earnings per share of the Company for the years ended

NOTE 3—ACQUISITIONS (Continued)

December 31, 2007 and 2006 as if each of the acquisitions completed during the year had occurred on January 1, 2006. Excluding the tax affected impact of the gain on warrant liabilities in 2006 of $3.5 million and the loss on warrant liability in 2007 of $4.1 million from net income and net loss would result in an adjusted net loss of $3.5 million and $2.1 million for 2006 and 2007, respectively. This information does not purport to be indicative of the actual results that would have occurred had the acquisitions taken place at the beginning of the years as shown.

	Year Ended December 31,	
	2007	2006
Revenue	$148,067,865	$153,314,115
Net (loss) income	(6,238,677)	24,294
Diluted earnings per share	$ (0.31)	$ 0.00

NOTE 4—RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Specifically, this Statement sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The provisions of SFAS No. 157 are generally required to be applied on a prospective basis, except to certain financial instruments accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, for which the provisions of SFAS No. 157 should be applied retrospectively. In February 2008, the FASB issued Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157*, which defers the implementation for the non-recurring nonfinancial assets and liabilities from fiscal years beginning after November 15, 2007 to fiscal years beginning after November 15, 2008. The statement provisions are effective for the Company as of January 1, 2008 and are not expected to have a material effect on the Company's financial position or results of operations, and management does not believe the deferred provisions will have a material effect on the Company's financial position or results of operations when they become effective on January 1, 2009.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits an entity, at specified election dates, to choose to measure certain financial instruments and other items at fair value. The objective of SFAS No. 159 is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for accounting periods beginning after November 15, 2007. The Company is currently assessing the impact of adopting SFAS No. 159 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R)—*Business Combinations*. SFAS No. 141(R) replaces FASB Statement No. 141—*Business Combinations*. The new statement retains the fundamental requirements that the acquisition (or purchase) method of accounting be used for all business combinations and expands the definition of a business, thus increasing the number of transactions which may qualify as business combinations. Contingent consideration will be measured at fair value at

NOTE 4—RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

the acquisition date, with changes in fair value recognized in earnings, and transaction-related expenses and restructuring costs will be expensed as incurred. Changes in acquired tax contingencies will be recognized in earnings if outside the purchase price allocation period (generally one year or less). Adjustments to finalize purchase price allocations will be shown as revised in future financial statements to reflect the adjustments as if they had been recorded on the acquisition date. Also, in the event of a bargain purchase (acquisition of a business at below fair market value of net assets acquired) a gain could be recognized, or in the event of a change in control of an existing investment a gain or loss could be recognized. SFAS No. 141(R) will be applied prospectively to business acquisitions with acquisition dates on or after January 1, 2009. The Company is currently assessing the impact of adopting SFAS No. 141(R) on its consolidated financial statements.

In December 2007, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 110 ("SAB 110"), "*Share-Based Payment.*" SAB 110 expresses the views of the staff regarding the use of a simplified method, as discussed in SAB 107, in developing an estimate of expected term of plain vanilla share options in accordance with SFAS No. 123R, "*Share-Based Payment.*" In SAB 107, the staff indicated that it believed that more detailed external information about employee exercise behavior would, over time, become readily available to companies. Therefore, the staff stated that it would not expect a company to use the simplified method for share option grants after December 31, 2007. In SAB 110, the staff stated that it understood that such detailed information may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. As allowed under SAB 110, we will continue to use the simplified method in estimating the expected term of our stock options until such time as more relevant detailed information becomes available.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51*" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and early adoption is prohibited. The Company is currently assessing the impact of adopting SFAS No. 160 on its consolidated financial statements.

NOTE 5—RESTRICTED CASH

The Company is required to maintain $1,200,000 on deposit with a financial institution to support a bonding requirement for one of ATSI's state contracts. Such amount including interest earned is reflected in restricted cash in the accompanying consolidated balance sheet.

NOTE 6—INVESTMENTS HELD IN TRUST

The Company held certain investments in a trust account consisting principally of short-term treasury bills. All such investments held in the trust fund were disposed as of March 31, 2007.

NOTE 7—ACCOUNTS RECEIVABLE

Accounts receivable related to services are as follows:

	Successor		Predecessor	
	December 31,			
	2007	2006	January 15, 2007	October 31, 2006
Billed receivables	$23,583,044	$ —	$15,698,871	$18,264,233
Unbilled receivables at end of period	7,699,987	—	7,118,066	3,429,500
Total accounts receivable, current	31,283,031	—	22,816,937	21,693,733
Total accounts receivable	31,283,031	—	22,816,937	21,693,733
Allowance for doubtful accounts	(91,247)	—	(1,370,252)	(1,198,418)
Accounts receivable, net	$31,191,784	$ —	$21,446,685	$20,495,315

Unbilled receivables include contracts with milestone billings ($4.5 million), contracts billable within 30 days ($2.6 million), contract retentions ($0.4 million), and miscellaneous ($0.2 million). Consistent with industry practice, certain receivables related to long-term contracts are classified as current, although a portion of these amounts is not expected to be billed and collected within one year. Unbilled receivables at December 31, 2007 are expected to be billed and collected within one year, except for a portion of the contract retentions held for final billings under cost-plus fee contracts. This amount is less than $0.1 million.

NOTE 8—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Successor		Predecessor	
	December 31, 2007	December 31, 2006	January 15, 2007	October 31, 2006
Equipment and furniture	$1,228,932	$ —	$ 3,951,935	$ 3,857,044
Leasehold improvements	680,682	—	1,138,033	1,136,773
Property held under capital leases	270,455	—	390,909	390,909
Property and equipment, at cost	2,180,069	—	5,480,877	5,384,726
Less accumulated depreciation and amortization	(678,660)	—	(4,014,770)	(4,031,990)
Total property and equipment, net	$1,501,409	$ —	$ 1,466,107	$ 1,352,736

Amortization of fixed assets was $678,660 for the year ended December 31, 2007 for ATSC. For the two and a half month period ended January 15, 2007 and the year ended October 31, 2006, the amortization of fixed assets was $115,061 and $632,000, respectively, for ATSI. Accumulated depreciation for property held under capital leases in 2007 and 2006 was $86,819 and $152,652, respectively.

NOTE 9—GOODWILL

The Company recognized an increase in goodwill as a result of four acquisitions during 2007. As of December 31, 2007, there was $107.6 million in goodwill recorded. The remaining amount of goodwill that is deductible for income tax purposes is approximately $15.5 million. The predecessor company had $3.2 million in goodwill at January 15, 2007 and October 31, 2006.

Goodwill at December 31, 2007 was related to the following acquistions:

ATSI	66,123,271
RISI	1,027,890
PMG	12,401,048
NSS	28,048,477
	$107,600,686

NOTE 10—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	Successor		Predecessor	
	December 31, 2007	December 31, 2006	January 15, 2007	October 31, 2006
Vendor obligations	$5,311,942	$ —	$3,821,966	$6,245,004
Accrued government fees	143,346	—	147,773	35,422
Bank overdraft	1,791,375	—	—	—
Accrued expenses	965,318	942,146	2,040,764	1,583,630
Contract loss reserves	243,162	—	45,088	20,000
Other	179,522	—	—	—
Total other accrued expenses and current liabilities	$8,634,665	$942,146	$6,055,591	$7,884,056

NOTE 11—DEBT

Long term debt consisted of the following:

	Successor		Predecessor	
	December 31, 2007	December 31, 2006	January 15, 2007	October 31, 2006
Bank credit facilities:				
Revolving credit loans	$ 1,148,872	$ —	$ 9,964,955	$ 6,930,000
Notes payable	7,341,024	—	—	—
Bank financing	39,935,253	—	—	—
Total long-term debt	$48,425,149	$ —	$ 9,964,955	$ 6,930,000
Less current portion	(2,820,191)	—	(9,964,955)	(6,930,000)
Long-term debt, net of current portion	$45,604,958	$ —	$ —	$ —

NOTE 11—DEBT (Continued)

At December 31, 2007, the aggregate maturities of long term debt were as follows:

Year ending December 31,	
2008	$ 2,820,191
2009	2,583,333
2010	43,021,625
Total long-term debt	$48,425,149

Bank Financing

The Company entered into a $25.0 million revolving credit facility ("Facility") on June 4, 2007 with Bank of America. The Facility had an accordion feature allowing the Company to increase the commitments under the Facility to $50 million with lender approval. On November 9, 2007, in connection with the acquisition of NSS, the Facility was increased to $50 million. The Facility also provides for stand-by letters of credit that reduce the funds available under the Facility when issued. As of December 31, 2007, the Company had no outstanding letters of credit.

The Facility is a three-year, secured facility that permits continuously renewable borrowings of up to $50.0 million, with an expiration date of June 4, 2010. The Company pays a fee in the amount of .20% to .25% on the unused portion of the Facility, based on its consolidated leverage ratio, as defined. Any outstanding balances under the Facility are due in full June 4, 2010.

Borrowings under the Facility bear interest at rates based on 30 day LIBOR plus applicable margins based on the leverage ratio as determined quarterly. As of December 31, 2007, the effective interest rate, excluding the effect of amortization of debt financing costs, for the outstanding borrowings under the Facility was 7.0%.

The revolving facility contains financial covenants that stipulate a minimum amount of net worth, a minimum fixed-charge coverage ratio, and a maximum leverage ratio. Substantially all of the Company's assets serve as collateral under the facility. As of December 31, 2007, the Company was in compliance with the financial covenants.

The Company capitalized $142,500 of debt issuance costs in 2007 associated with the origination of the Facility and an additional $62,500 of financing costs to amend the Facility in November 2007. All debt financing costs are being amortized from the date incurred to the expiration date of the Facility. The unamortized balance of $173,065 at December 31, 2007 is included in other long-term assets.

As a condition to the increase in the commitments by the bank under the credit facility in conjunction with the NSS acquisition, the Company entered into a forward interest rate swap agreement in November 2007 under which it exchanged floating-rate interest payments for fixed-rate interest payments. The agreement covers debt totaling $35.0 million and provides for swap payments through December 1, 2010 with such swaps being settled on a monthly basis. The fixed interest rate provided by the agreement is 4.47%.

The Company accounts for its interest rate swap agreement under the provisions of SFAS No. 133. The Company has determined that the swap agreement qualifies as an effective hedge. Accordingly, the fair value of the interest rate swap agreement at December 31, 2007 of $0.7 million has been reported in other long term liabilities with an offset, net of an income tax effect, included in accumulated other

NOTE 11—DEBT (Continued)

comprehensive income in the accompanying consolidated balance sheet. The decrease in fair value of $0.4 million, which is net of income tax effects of $0.3 million, is reported as comprehensive loss in the accompanying consolidated statement of comprehensive income for the year ended December 31, 2007.

Notes Payable

The Company entered into notes with the sellers in connection with the acquisitions of RISI, PMG and NSS as scheduled below.

Acquisition Related	Date of Note	Original Principal	2007 Principal Payments	12/31/2007 Current Portion	12/31/2007 Long Term Portion	2007 Interest Payments	Interest Rate
RISI	2/28/2007	$ 86,857	$ —	$ 86,857	$ —	$ 4,705	6.50%(1)
PMG	8/31/2007	2,250,000	187,500	750,000	1,312,500	51,150	6.82%(2)
NSS	11/9/2007	5,500,000	458,333	1,833,334	3,208,333	52,097	6.6275%(3)
NSS Note	Assumed	150,000	—	150,000	—	—	—(4)
Total		$7,986,857	$645,833	$2,820,191	$4,520,833	$107,952	

(1) Interest payable monthly with principal payment due August 2008.

(2) Interest and principal payments due quarterly with final payment due August 2010.

(3) Interest and principal payments due quarterly with final payment due November 2010.

(4) Assumed note from NSS acquisition payable to founder in February 2008.

NOTE 12—LEASES

The Company leases office space and certain equipment under various operating leases. Rent expense on certain leases containing fixed escalations or other lease incentives is recognized on a straight line basis over the term of each lease. The leases expire over the next four years. As of December 31, 2007, future minimum lease payments due under these leases are as follows:

Year	Operating Leases	Capital Leases	Facility Rent	Subtotal Commitments	Sublease Income	Net Lease Payments
2008	$20,894	$110,482	$2,553,014	$2,684,390	$407,000	$2,277,390
2009	18,084	94,441	814,886	927,411	—	927,411
2010	16,586	615	440,985	458,186	90,193	367,993
2011	—	—	40,594	40,594	—	40,594
2012	—	—	—	—	—	—
Total	$55,564	$205,538	$3,849,479	$4,110,581	$497,193	$3,613,388
Less Interest		(21,902)				
Net Capital Leases		183,636				
Less Current Portion		(96,558)				
Long-term Capital Leases		$ 87,078				

NOTE 12—LEASES (Continued)

The payments shown are net of sublease income of $646,370, $407,000, $—, and $90,193 expected to be received from tenants during 2007, 2008, 2009 and 2010, respectively.

Rent expense was approximately $3,074,570, for the year ended December 31, 2007, for ATSC. For the two and a half month period ended January 15, 2007 and the year ended October 31, 2006 rent expense was $622,000 and $2,945,000, respectively, for ATSI.

NOTE 13—INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share information is presented in accordance with SFAS No. 128, *Earnings Per Share*. Basic income (loss) per share is calculated by dividing the net income (loss) attributable to common stockholders by the weighted-average common shares outstanding during the period. Diluted net income per share is calculated by dividing net income attributable to common stockholders by the weighted average common shares outstanding, which includes common stock equivalents. Diluted loss per share is calculated by dividing the net income (loss) attributable to common stockholders by only the weighted-average common shares outstanding during the period. Common stock equivalents are excluded from a calculation of diluted loss per share as the impact would be anti-dilutive. The Company's common stock equivalents include stock options, restricted stock units, and warrants. For the year ended December 31, 2007, a total of 284,479 common stock equivalents were excluded from the calculation of diluted loss per share for the successor company. For the period ending January 15, 2007 and October 31, 2006, a total of 345,372 common stock equivalents were excluded from the calculation of diluted loss per share for the predecessor company.

NOTE 13—INCOME (LOSS) PER SHARE (Continued)

Weighted average common shares are calculated as follows:

	ATS Corporation (Successor)			ATSI (Predecessor)		
	Years Ended December 31			January 15,	Years Ended October 31,	
	2007	2006	2005	2007	2006	2005
Income (Loss) from Continuing Operations	$(6,553,729)	$ 8,279,400	$(5,088,079)	$(5,031,946)	$ 500,195	$ 1,810,451
Loss from Discontinued Operations	—	—	—	—	1,325,074	2,851,682
Net Income (Loss)	$(6,553,729)	$ 8,279,400	$(5,088,079)	$(5,031,946)	$ (824,879)	$(1,041,231)
Gain on derivative liabilities attributed to warrants	—	(5,880,000)	—	—	—	—
Net income (loss) allocable to common stockholders not subject to possible redemption	$(6,553,729)	$ 2,399,400	$(5,088,079)	$(5,031,946)	$ (824,879)	$(1,041,231)
Weighted average number of shares outstanding —basic	18,848,722	26,250,000	10,599,810	19,022,500	19,022,950	19,016,950
Shares from assumed conversion of options, warrants and restricted stock	—	3,887,477	—	—	345,372	365,165
—dilutive	18,848,722	30,137,477	10,599,810	19,022,500	19,368,322	19,382,115
Basic net income (loss) per share						
—Continuing operations	(0.35)	0.32	(0.48)	(0.26)	0.03	0.10
—Discontinued operations	—	—	—	—	(0.07)	(0.15)
—Net income (loss)	(0.35)	0.32	(0.48)	(0.26)	(0.04)	(0.05)
Diluted net income (loss) per share—						
Continuing operations	(0.35)	0.08	(0.48)	(0.26)	0.03	0.09
—Discontinued operations	—	—	—	—	(0.07)	(0.15)
—Net income (loss)	(0.35)	0.08	(0.48)	(0.26)	(0.04)	(0.06)

NOTE 13—INCOME (LOSS) PER SHARE (Continued)

The following table presents pro forma income per share attributable to common stockholders subject to possible conversion and not subject to possible conversion:

	Year ended December 31, 2006	Period ended December 31, 2005
Net income (loss)	$8,279,400	$(5,088,079)
Interest income attributable to common stock subject to possible conversion	(604,756)	(97,996)
Pro forma net income (loss) attributable to common stockholders not subject to possible conversion	$7,674,644	$(5,186,075)
Pro forma weighted average number of shares outstanding, excluding shares subject to possible conversion — basic	22,052,100	9,530,382
Pro forma net income (loss) per share, excluding shares subject to possible conversion — basic	$ 0.35	$ (0.54)
Net income (loss)	$8,279,400	$(5,088,079)
Interest income attributable to common stock subject to possible conversion (net of taxes of $561,204 and $64,000, respectively)	(604,756)	(97,996)
Gain on derivative liabilities attributed to warrants	(5,880,000)	—
Pro forma net income (loss) attributable to common stockholders not subject to possible conversion less gain on derivative liabilities attributed to warrants	$1,794,644	$(5,186,075)
Pro forma weighted average number of shares outstanding excluding shares subject to possible conversion — basic	22,052,100	9,530,382
Shares from assumed conversion on warrants	3,887,477	—
Pro forma weighted average number of shares outstanding, excluding shares subject to possible conversion — diluted	25,939,577	9,530,382
Pro forma net income (loss) per share, excluding shares subject to possible conversion — diluted	$ 0.07	$ (0.54)

NOTE 14—STOCK PLANS AND STOCK-BASED COMPENSATION

In December 2004, the FASB issued SFAS No. 123(R), *Share Based Payment,* which requires that compensation costs related to share-based payment transactions be recognized in financial statements. Under the fair value recognition provisions of SFAS No. 123(R), the Company recognizes stock-based compensation based upon the fair value of the stock-based awards taking into account the effects of the employees' expected exercise and post-vesting employment termination behavior. A summary of the components of stock-based compensation expense recognized during the year ended December 31, 2007 and 2006 for the successor and the period November 1 through January 15, 2007 and the years ended October 31, 2006 and 2005 for the predecessor is as follows:

Compensation Related to Options and Restricted Stock and selling expenses	Successor		Predecessor		
	Year Ended December 31,		Period from November 1, 2006 through January 15, 2007	Year Ended October 31,	
	2007	2006 & 2005		2006	2005
Non-qualified stock option expense	$662,071	$ —	$1,591,143	$ —	$85,430
Restricted Stock	$233,966	$ —	$ —	$ —	$ —
Total Stock-Based Compensation Expense	$896,037	$ —	$1,591,143	$ —	$85,430

The fair value of options granted during the year ended December 31, 2007 has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31, 2007
Expected dividend yield	0%
Expected volatility	38%
Risk free interest rate	4.4%
Expected life of options	5.8 years
Forfeiture rate	4%

Effective November 1, 2006, ATSI was required to adopt the provisions of SFAS No.123(R). However, no options were granted from the adoption date through January 15, 2007. In connection with the sale of ATSI to ATS Corporation, ATSI was required to redeem 345,372 outstanding stock options for approximately $1.6 million.

On January 12, 2007, the stockholders of the Company approved the ATS Corporation 2006 Omnibus Incentive Compensation Plan (the "Plan"). Under the Plan, the Company reserved 1.5 million shares of the Company's common stock for issuance to employees and directors through incentive stock options, or non-qualified stock options or through restricted stock units. During 2007, the Board of Directors authorized the issuance of 809,000 and 665,662 stock options and restricted stock, respectively. During the year, 300,000 options vested but were subsequently forfeited after termination of employment. In addition, 105,000 options which were not vested, were forfeited in 2007. The stock options have vesting periods of up to four years.

NOTE 14—STOCK PLANS AND STOCK-BASED COMPENSATION (Continued)

A summary of the activity for the year ended December 31, 2007 is presented below:

(In thousands, except share and per share data)	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding, January 1, 2007	—	$ —	—	$ —
Options granted	809,000	4.40	—	—
Options forfeited	(405,000)	4.89	—	—
Options outstanding, December 31, 2007	404,000	$3.92	9.66	$40,000
Options exercisable at December 31, 2007	—	$ —	—	$ —

The weighted average grant date fair value of options granted during the year ended December 31, 2007 was $1.90. As of December 31, 2007, there was $470,000 of unrecognized compensation expense, net of forfeitures related to unvested options. This cost is expected to be recognized over a weighted-average period of 3.6 years. The fair value of options vested during the twelve month period was approximately $591,000.

Pursuant to the Plan, during the year ended December 31, 2007, the Company granted 665,662 restricted shares valued at $2.5 million to certain employees and directors. The stock price range was from $3.40 to $4.34 per share. Such shares vest ratably over a one- to five-year period. During 2007, 40,000 shares vested.

A summary of the status of the Company's restricted shares as of December 31, 2007, and changes during the year is presented below:

Nonvested Restricted Stock	No. of Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	—	$ —
Granted	665,662	3.75
Vested	(40,000)	4.22
Nonvested at December 31, 2007	625,662	$3.72

There was $1.6 million of total unrecognized compensation cost, net of estimated forfeitures, related to restricted shares granted under the Plan as of December 31, 2007. That cost is expected to be recognized over a weighted-average period of 3.2 years. The total fair value of shares vested during the year ended December 31, 2007 was $168,700.

During the year, the Company issued 15,500 shares of stock as a bonus to certain employees with an aggregate value of $52,500.

In addition to employee based stock compensation the directors have the option to be paid their fees in stock or cash. Director fees paid in the form of stock during 2007 amounted to $85,280.

NOTE 14—STOCK PLANS AND STOCK-BASED COMPENSATION (Continued)

Stock Purchase Plan

On July 24, 2007, the Company adopted an employee stock purchase program with a commencement date of October 1, 2007. The program is officially called the 2007 Employee Stock Purchase Plan (the "Plan"). The Company has reserved an aggregate of 150,000 shares of Common Stock exclusively for issuance under the Plan. Under the Plan eligible employees may acquire shares of the Company's common stock at periodic intervals, namely four month offering periods during which payroll deductions are made and shares are subsequently purchased at a discount. The Plan is subject to shareholder approval at the next annual meeting. As of December 31, 2007, no shares had been purchased under the Plan.

NOTE 15—COMMON STOCK

Following the consummation of the acquisition of ATSI, the Company announced and implemented a common stock and warrant repurchase program. In connection with this program, the Company paid approximately $13.5 million in cash to redeem 2,811,400 shares of common stock at an average price of $4.80 per share and approximately $2,081,000 in cash to repurchase 5,619,805 warrants.

On January 16, 2007, the Company announced that it would repurchase 2,625,000 shares of the Company's common stock from the founders at $0.0011 per share. This program was completed in January 2007.

On January 16, 2007, the Company announced that it would repurchase shares of those shareholders that voted against the acquisition of ATSI and requested that their shares (2,906,355) be redeemed at the then per share trust value of $5.77 per share. This program was completed in January 2007.

NOTE 16—INCOME TAXES

Effective January 1, 2007, the Company was required to adopt FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 prescribes a more-likely-than-not threshold of financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. Since inception and through January 1, 2007, the adoption date of this standard, the Company was in essence a "blank check" company with no substantive operations. Management has concluded that the adoption of FIN 48 had no material effect on its financial position or results of operations. As of December 31, 2007, the Company does not have any material gross unrecognized tax benefit liabilities. However, management is still in the process of evaluating the various tax positions associated with the acquisitions of ATSI, RISI, PMG, and NSS and is of the opinion that any deferred tax liabilities that would ultimately result from uncertain tax positions related to these entities would be covered by indemnification provisions provided in the acquisition agreements or would result in an adjustment to goodwill.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. It or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various states. For income tax returns filed by us, the Company is no longer subject to U.S. federal and

NOTE 16—INCOME TAXES (Continued)

state and local tax examinations by tax authorities for years before 2004, although carry forward tax attributes that were generated prior to 2004 may still be adjusted upon examination by tax authorities if they either have been or will be utilized. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense. For the year ended December 31, 2007, there were no interest and penalties recorded in income tax expense.

The components of income tax expense (benefit) are as follows:

	Successor			Predecessor	
	Year ended December 31,		For the period from April 12, 2005 through December 31, 2005	Period from November 1, 2006 through January 15, 2007	Year ended October 31, 2006
	2007	2006			
Current:					
Federal	$ 1,875,857	$1,521,362	$206,000	$ 77,913	$ 2,444,274
State and local	398,251	906,656	127,000	(20,261)	433,725
Total current	2,274,108	2,428,018	333,000	57,652	2,877,999
Deferred:					
Federal	(1,612,631)	(280,149)	(34,629)	(2,409,985)	(1,388,614)
State and local	(207,948)	(163,191)	15,714	(331,884)	(206,623)
Total deferred	(1,820,579)	(443,340)	(18,915)	(2,741,869)	(1,595,237)
Total income tax expense	$ 453,529	$1,984,678	$314,085	$(2,684,217)	$ 1,282,762

The income tax expense differs from the amounts computed by applying the statutory U.S. income tax rate of 34% as a result of the following:

	Successor			Predecessor	
	Year ended December 31,		For the period from April 12, 2005 through December 31, 2005	Period from November 1, 2006 through January 15, 2007	Year ended October 31, 2006
	2007	2006			
Expected tax expense computed at the federal rate	34.0%	34.0%	−34.0%	34.0%	34.0%
(Not includable) nondeductible items	−1.9%	−19.5%	38.9%	−3.0%	28.0%
Fair value of warrants	−38.6%	—	—	—	—
State and local taxes, net of federal	−0.8%	4.8%	1.7%	5.0%	2.0%
Other	−0.1%	0.0%	0.0%	0.0%	8.0%
Total income tax (expense) benefit	−7.4%	19.3%	6.6%	36.0%	72.0%

NOTE 16—INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant deferred tax assets (liability) are presented below:

	Successor			Predecessor	
	Year ended December 31,			Period from November 1, 2006 through January 15, 2007	Year ended October 31, 2006
	2007	2006	2005		
Deferred tax assets:					
Reserves and accruals	$ 841,645	$ —	$ —	$ 1,234,072	$ 1,019,474
Stock-based compensation	304,921	—	—	—	—
Deferred rent	—	—	—	347,464	372,552
Capital loss on sale of ATS International	—	—	—	141,617	135,989
Net operating loss carry forward	526,130	—	—	1,405,551	418,420
Start up costs	461,209	502,744	34,629	—	—
Other	363,735	—	—	—	—
Total deferred tax assets	2,497,640	502,744	34,629	3,128,704	1,946,435
Valuation allowance	(141,617)	—	—	(496,552)	(494,805)
Total deferred tax assets net of valuation allowance	2,356,023	502,744	34,629	2,632,152	1,451,630
Deferred tax liabilities:					
Goodwill and other intangible assets	(7,159,267)	—	—	—	—
Change in accounting method- cash basis to accrual	—	—	—	(1,607,240)	(3,217,920)
Prepaid expenses	(336,331)	—	—	(294,801)	(243,673)
Other	—	(40,489)	(15,714)	(119,216)	(121,210)
Total deferred tax liabilities	(7,495,598)	(40,489)	(15,714)	(2,021,257)	(3,582,803)
Net deferred tax asset (liability)	$(5,139,575)	$462,255	$ 18,915	$ 610,895	$(2,131,173)

As of December 31, 2007, the Company had a valuation allowance of $141,617 related to acquired deferred tax assets related to capital loss carry forwards for which the Company believes it is more likely than not that the benefit will not be realized prior to their expiration. To the extent the valuation allowance is reversed into income in the future due to the utilization of the deferred tax assets, the tax benefit will be recorded as a reduction to goodwill.

As of December 31, 2007 the Company had both federal and state net operating loss carry forwards for tax purposes of approximately $1 million. These net operating loss carry forwards begin to expire in 2010. As of December 31, 2007, the Company also had capital loss carry forwards for tax purposes of $366,000, which expire in 2010.

NOTE 17—SEGMENT ACCOUNTING

ATSI has reviewed its business operations and determined that the Company operates in a single homogenous business segment. Financial information is reviewed and evaluated by the chief operating decision maker on a consolidated basis relating to the single business segment. The Company sells similar services that exhibit similar economic characteristics to similar classes of customers. Revenue is internally reviewed monthly by management on an individual contract basis as a single business segment.

NOTE 18—INTANGIBLE ASSETS

Intangible assets represent the customer contracts and backlog resulting from the acquisitions as follows:

	Successor	
	December 31, 2007	December 31, 2006
Customer contracts and relationships	$18,448,000	$ —
Backlog	6,102,000	—
Other	1,112,286	—
Intangible assets	25,662,286	$ —
Less accumulated amortization	(4,215,418)	—
Total intangible assets, net	$21,446,868	$ —

NOTE 18—INTANGIBLE ASSETS (Continued)

The combined weighted average amortization period of all intangible acquisition related assets is scheduled below.

	Asset Value	Life	Annual Amortization
ATSI			
Customer Contracts	$10,000,000	6.0	$1,666,667
Backlog	6,000,000	3.5	1,714,286
Customer Relationships	1,000,000	3.0	333,333
	17,000,000		3,714,286
RISI			
Customer Contracts	173,000	6.0	28,833
Backlog	102,000	3.5	29,143
Customer Relationships	25,000	3.0	8,333
	300,000		66,309
PMG			
Customer Contracts	2,844,000	5.3	536,604
Customer Relationships	248,000	5.0	49,600
	3,092,000		586,204
NSS			
Customer Contracts	4,406,000	2.2	2,002,727
Marketing Related	444,000	2.2	201,818
Technology Related	391,000	5.0	78,200
	5,241,000		2,282,745
	$25,633,000		$6,649,544
Weighted Average Number of Years			**3.9**

The intangible assets are amortized over periods ranging from 26 to 72 months. Amortization expense for the year ended December 31, 2007 was $4.2 million. Expected amortization expense for each of the fiscal years through December 31, 2012 and thereafter is as follows:

Fiscal Year Ended	Amount
December 31, 2008	$ 6,685,964
December 31, 2009	6,685,964
December 31, 2010	3,317,158
December 31, 2011	2,356,550
December 31, 2012	2,326,984
Thereafter	74,248
Total intangible assets, net	$21,446,868

NOTE 19—DISCONTINUED OPERATIONS

Advanced Technology Systems International, Inc. ("ATSII")

In August 2005, ATSI management adopted a formal plan for the sale of Advanced Technology Systems International, Inc. ("ATSII"), which had a history of operating losses. On November 30, 2005, pursuant to the terms of a stock purchase agreement entered into by and between ATSI, ATSII, New Technology Management, Inc. ("NTMI") and NTMI Acquisition Corporation, ATSI sold all of the outstanding common stock of ATSII.

The following represents the results of operations of ATSII:

	Year Ended October 31, 2006
Revenue	$ —
Loss before taxes	(448,746)
Net loss	(265,990)

Pyramid

In January 2006, ATSI management decided to discontinue the operations of the Pyramid Products Solutions Group. The following represents the results of the operations of Pyramid:

	Year Ended October 31, 2006
Revenue	$ 733,264
Loss before taxes	(1,725,455)
Net loss	(1,059,084)

NOTE 20—CUSTOMER INFORMATION

Revenue by customer sector was as follows:

	Successor				Predecessor					
	Year Ended December 31									
($ in thousands)	2007		2006		January 15, 2007		October, 31, 2006		October 31, 2005	
Department of Defense	$ 21,275	19.9%	$ —	—	$ 3,890	18.2%	$ 21,852	19.5%	$ 21,149	20.1%
Federal civilian agencies	53,633	50.2%	—	—	8,748	41.0%	56,147	50.0%	61,971	58.8%
Commercial and other	26,531	24.8%	—	—	6,409	30.1%	30,094	26.8%	18,079	17.2%
State & local government	5,448	5.1%	—	—	2,271	10.7%	4,161	3.7%	4,157	3.9%
Total	$106,887	100.0%	$ —	—	$21,318	100.0%	$112,254	100.0%	$105,355	100.0%

NOTE 21—RETIREMENT SAVINGS PLAN

The Company has a qualified 401(k) retirement plan ("401(k) Plan") that was funded by contributions from the Company and substantially all full-time employees who elect to participate in the plan. The employer contributions are 50% of employee contributions, up to 3% of an employee's gross salary. The employer contributions to the 401(k) Plan for the years ended December 31, 2007, 2006 and 2005 were $895,995, $0, and $0, respectively. The contributions for the period of November 1 through January 15, 2007 and the years ended October 31, 2006 and 2005 for the predecessor were $261,680, $536,727, and $1,296,000, respectively.

NOTE 22—RELATED PARTY TRANSACTION

The Company agreed to pay CM Equity Management, L.P., a company where certain of the founders previously served in executive capacities, an administrative fee of $7,500 per month for office space and general and administrative services from October 19, 2005 through the effective date of the acquisition of a target business. For the year ended December 31, 2006, and the period ended December 31, 2005, respectively, the amount paid or accrued to this entity was $90,000 and $18,145, respectively. There were no payments made for the year ended December 31, 2007.

NOTE 23—COMMON STOCK RESERVED FOR ISSUANCE

At December 31, 2007 and December 31, 2006, there were 0 and 42,000,000, shares of common stock, respectively, reserved for issuance upon exercise of redeemable warrants.

NOTE 24—COMMITMENTS & CONTINGENCIES

Exercise of Warrants

The Company has engaged CRT Capital Group LLC, the underwriter, on a non-exclusive basis, as its agent for the solicitation of the exercise of the warrants. The Company has agreed to pay CRT Capital Group LLC a commission equal to 2% of the exercise price for each warrant exercised more than one year from October 19, 2005 if the exercise was solicited by CRT Capital Group LLC. At December 31, 2007 no amount was due to CRT Capital Group LLC.

Employment Agreement

On March 19, 2007, the Company entered into an employment agreement with Dr. Edward H. Bersoff, its Chairman, President and Chief Executive Officer, who had been serving in that capacity since January 16, 2007. The employment agreement specifies annual salary and incentive compensation for the terms of the agreement. The agreement also provides for between twelve and eighteen months' salary and 50% of any incentive compensation targets if the employee is terminated other than for cause.

On October 29, 2007, the Company and Dr. Bersoff entered into an amendment to Dr. Bersoff's employment agreement, extending his employment term as Chief Executive Officer through December 31, 2008.

On May 4, 2007, the Company entered into a letter agreement with its Senior Vice President of Finance who became the Chief Financial Officer on May 22, 2007.

NOTE 24—COMMITMENTS & CONTINGENCIES (Continued)

On February 3, 2008, the Company entered into an employment agreement with Ms. Pamela A. Little. The agreement provides that Ms. Little will serve in the position of Chief Financial Officer and Senior Vice President of the Company for an initial term of five years, with subsequent automatic renewals for successive one-year terms, subject to the termination of either party. The agreement specifies the terms of annual salary and performance-based incentive compensation opportunity. The Agreement includes customary provisions concerning proprietary information, non-competition, and rights upon termination, including termination by Ms. Little for "good reason," by the Company for "cause," and following a "change in control," as each of those terms is defined in the Agreement.

In addition, the Company has entered into employment agreements with certain key employees that provide for severance payments in the event of termination.

Stock Bonuses Related to NSS

The Company entered into restricted stock agreements with three employees of NSS that provided for 90,128 shares of stock valued at $315,448 as of the agreement date to be issued if the individuals remain employed for a period of one year.

Legal Proceedings

From time to time, we are involved in various legal matters and proceedings concerning matters arising in the ordinary course of business. Other than possibly the below disclosure, we currently believe that any ultimate liability arising out of these matters and proceedings will not have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 24—COMMITMENTS & CONTINGENCIES (Continued)

We are a defendant in *Maximus, Inc. vs. Advanced Technology Systems, Inc.*, pending in the Connecticut Superior Court, Hartford District. The lawsuit asserts breach of contract and other claims related to a subcontract between Maximus and ATSI associated with a prime contract between Maximus and the State of Connecticut. The case was filed in August 2007 and remains in a preliminary stage, with our answer and counterclaims to be filed during March 2008. In addition, based on the claims asserted in the lawsuit, we have made an indemnification demand against the selling shareholders of ATSI under the stock purchase agreement governing the transaction in which the Company (then Federal Services Acquisition Corporation) acquired ATSI. That demand is subject to the dispute resolution process provided for in the stock purchase agreement.

NOTE 25—SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The table below sets forth selected unaudited quarterly condensed financial operating results of the Company for years ended December 31, 2007 and 2006 for the successor company and the period November 1, 2006 through January 15, 2007 and the year ended October 31, 2006 for the predecessor company.

	Successor			
	Year ended December 31, 2007			
	First	Second	Third	Fourth
Revenue	$23,477,720	$26,247,681	$25,646,747	$31,514,891
Operating expenses	23,361,351	25,968,148	24,936,237	31,547,383
Income from operations	$ 895,694	$ (499,802)	$ 710,510	$ (32,492)
Other income (expense)	144,186	16,556	(124,478)	(280,374)
Gain (loss) on warrant liability	(6,930,000)	—	—	—
Provision for income taxes	(102,711)	(171,461)	(232,827)	53,420
Net income (loss)	$(6,772,166)	$ 124,628	$ 353,205	$ (259,396)
Basic earnings per share	$ (0.33)	$ 0.01	$ 0.02	$ (0.01)
Diluted earnings per share	$ (0.33)	$ 0.01	$ 0.02	$ (0.01)
Weighted-average shares outstanding:				
Basic	20,307,248	18,133,828	18,194,081	18,783,163
Diluted	20,307,248	18,440,030	18,499,615	18,783,163

NOTE 25—SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (Continued)

	Successor			
	Year ended December 31, 2006			
	First	Second	Third	Fourth
Operating expenses	$ 610,197	$ 283,424	$ 102,400	$ 171,680
Income from operations	(610,197)	(283,424)	(102,400)	(171,680)
Other income (expense)	1,189,712	1,394,201	1,448,763	1,519,103
Gain (loss) on warrant liability	(10,920,000)	11,760,000	4,200,000	840,000
Provision for income taxes	(263,560)	(501,181)	(607,947)	(611,990)
Net income (loss)	(10,604,045)	12,369,596	4,938,416	1,575,433
Basic earnings per share	$ (0.40)	$ 0.47	$ 0.19	$ 0.06
Diluted earnings per share	$ (0.40)	$ 0.02	$ 0.03	$ 0.02
Weighted-average shares outstanding:				
Basic	26,250,000	26,250,000	26,250,000	26,250,000
Diluted	26,250,000	30,548,025	29,361,111	30,275,316

	November 1, 2006 through January 15 2007	Predecessor			
		Year ended October 31, 2006			
		First	Second	Third	Fourth
Revenue	$21,318,054	$26,054,341	$30,128,753	$30,048,881	$26,022,111
Operating expenses	28,980,283	25,054,860	29,001,562	28,545,521	27,547,804
Income from operations	(7,662,229)	999,481	1,127,191	1,503,360	(1,525,693)
Other income (expense)	(53,934)	(42,911)	(126,086)	(61,281)	(91,104)
Gain (loss) on warrant liability	—	—	—	—	—
Loss from discontinued operations	—	(378,377)	(192,531)	(623,773)	(130,393)
Provision for income taxes	2,684,217	382,188	431,301	750,691	(281,418)
Net income (loss)	$(5,031,946)	$ 196,005	$ 377,273	$ 67,615	(1,465,772)
Basic earnings per share	19,022,500	19,023,400	19,219,700	19,022,500	19,022,500
Diluted earnings per share	19,022,500	19,400,587	19,706,766	19,469,600	19,022,500
Weighted-average shares outstanding:					
Basic	$ (0.26)	$ 0.01	$ 0.02	$ 0.00	$ (0.08)
Diluted	$ (0.26)	$ 0.01	$ 0.02	$ 0.00	$ (0.08)

NOTE 26—SUBSEQUENT EVENTS

Entry into a Material Definitive Agreement

The Company entered into a Deed of Lease with West*Group Properties, LLC, dated as of February 11, 2008 (the "Lease"). The Lease covers a total of approximately 58,082 square feet of office space in the Northampton Building located at 7925 Jones Branch Drive, McLean, Virginia and includes the entire third and fourth floors of the building, as well as two wings on the second floor. The base rent of the property is approximately $133,000 per month, subject to adjustment on each anniversary

NOTE 26—SUBSEQUENT EVENTS (Continued)

date of the commencement of the Lease. The Company intends to move its principal executive office to this location from its current location at 7915 Jones Branch Drive. The Lease will commence upon the completion of certain tenant improvements and the tenant's occupancy of the premises. The term of the Lease is for a ten-year period, with a right to extend the term for two renewal terms of five years each.

A copy of the Lease was filed as an exhibit to a current report on Form 8-K filed on February 14, 2007.

ATS CORPORATION

Item 15(a) 2. Supplementary Financial Data

Schedule II—Valuation and Qualifying Accounts for fiscal year ended December 31, 2007, and the period from November 1, 2006 through January 15, 2007 and years ended 2006 and 2007.

Successor	Balance at Beginning of Period	Additions at Cost	Deductions	Other Changes	Balance at End of Period
2007					
Reserves deducted from assets to which they apply:					
Allowances for doubtful accounts	$ —	$2,076,591	$(1,985,344)	$ —	$ 91,247
2006					
Reserves deducted from assets to which they apply:					
Allowances for doubtful accounts	$ —	$ —	$ —	$ —	$ —

Predecessor	Balance at Beginning of Period	Additions at Cost	Deductions	Other Changes	Balance at End of Period
Jan 15, 2007					
Reserves deducted from assets to which they apply:					
Allowances for doubtful accounts	$1,198,418	$ 227,844	$ 56,010	$ —	$1,482,272
2006					
Reserves deducted from assets to which they apply:					
Allowances for doubtful accounts	$ 572,660	$ 812,137	$ (186,378)	$ —	$1,198,418

Deferred tax assets are described in Note 16—Income Taxes.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATS CORPORATION

March 17, 2008

By: /s/ EDWARD H. BERSOFF

Dr. Edward H. Bersoff

Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ EDWARD H. BERSOFF Dr. Edward H. Bersoff	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 17, 2008
/s/ PAMELA A. LITTLE Pamela A. Little	Senior Vice President and Chief Financial Officer	March 17, 2008
/s/ JOEL R. JACKS Joel R. Jacks	Director	March 17, 2008
/s/ JOSEPH A. SAPONARO Joseph A. Saponaro	Director	March 17, 2008
/s/ PETER M. SCHULTE Peter M. Schulte	Director	March 17, 2008
/s/ EDWARD J. SMITH Edward J. Smith	Director	March 17, 2008
/s/ GINGER LEW Ginger Lew	Director	March 17, 2008
/s/ GEORGE TROENDLE George Troendle	Director	March 17, 2008

ATS Corporation

7915 Jones Branch Drive
McLean, Virginia 22102
(703) 506-0088

April 14, 2008

Dear Fellow Stockholder:

On behalf of your Board of Directors, you are cordially invited to attend the Annual Meeting of Stockholders of ATS Corporation. Your Company's Annual Meeting will be held on May 7, 2008 at the ATS Corporation headquarters, 7915 Jones Branch Drive, McLean, Virginia 22102 at 10:00 a.m., local time. The location is accessible to handicapped persons.

The Notice of Meeting and proxy statement appearing on the following pages describe the matters to be voted on at the meeting.

Your vote is important. We urge you to participate in ATS Corporation's Annual Meeting, whether or not you plan to attend, by signing, dating and promptly mailing the enclosed proxy card. Regardless of the size of your investment, your vote is important, so please act at your earliest convenience.

We appreciate your participation, support and interest in the Company.

Sincerely,

Edward H. Bersoff
Chairman and Chief Executive Officer

ATS Corporation

7915 Jones Branch Drive
McLean, Virginia 22102
(703) 506-0088

Notice of 2008 Annual Meeting of Stockholders
to be Held May 7, 2008

The Annual Meeting of Stockholders of ATS Corporation will be held at the ATS Corporation headquarters, 7915 Jones Branch Drive, McLean, Virginia 22102, on May 7, 2008, at 10:00 a.m., for the following purposes:

1. To elect two directors for terms expiring in 2011;

2. To approve the ATS Corporation 2007 Employee Stock Purchase Plan;

3. To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2008; and

4. To transact any other business that is properly brought before the meeting and any adjournment or postponement thereof.

Stockholders of record at the close of business on March 31, 2008 are entitled to notice of and to vote at the meeting. This proxy statement and the accompanying proxy will be sent to stockholders by mail on or about April 14, 2008.

We cordially invite you to attend the meeting. To ensure your representation at the meeting, please vote promptly by mail by following the instructions on the enclosed proxy or voting instruction card, even if you plan to attend the meeting. Mailing your completed proxy or voting instruction card will not prevent you from voting in person at the meeting if you wish to do so.

Thank you for your cooperation and continued support of ATS Corporation.

By Order of the Board of Directors

Pamela A. Little

Pamela A. Little, *Corporate Secretary*

McLean, Virginia
April 14, 2008

PROXY STATEMENT
for
ANNUAL MEETING OF STOCKHOLDERS
of
ATS CORPORATION

TABLE OF CONTENTS

ATS CORPORATION

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of ATS Corporation ("ATS" or the "Company") to be used at the annual meeting of stockholders of the Company. The annual meeting will be held at 7915 Jones Branch Drive, McLean, Virginia 22102 on May 7, 2008 at 10:00 a.m., local time. This proxy statement and enclosed proxy card are being first mailed to stockholders of record on or about April 14, 2008. Proxies may be solicited by the directors, officers and other employees of the Company in person or by telephone, telecopy or mail without additional compensation. The cost of soliciting proxies will be borne by the Company.

ATS provides software and systems development, systems integration, information technology infrastructure and outsourcing, information sharing, and consulting services primarily to U.S. government agencies. We were organized as a "blank check" company to acquire an operating business in the federal services and defense industries. We completed the acquisition of Advanced Technology Systems, Inc. ("ATSI") on January 16, 2007. Subsequently, we acquired the following companies: Reliable Integration Services, Inc. on March 1, 2007; Potomac Management Group, Inc. on September 1, 2007; and Number Six Software, Inc. on November 9, 2007. Our common stock began trading on the Over- the-Counter Bulletin Board on December 5, 2005 under the symbol "FSAC" and was changed to "ATCT" on January 30, 2007.

GENERAL VOTING AND MEETING INFORMATION

What is the purpose of the annual meeting?

At our annual meeting, you will be asked to:

- elect two directors to serve for terms expiring at our annual meeting in 2011;
- approve the ATS Corporation 2007 Employee Stock Purchase Plan;
- ratify the appointment of Grant Thornton LLP as our independent registered public accountant; and
- transact any other business that properly comes before the meeting.

Who is entitled to vote?

Holders of record of our common stock as of the close of business on March 31, 2008 are entitled to vote at the annual meeting. At that time, we had 19,264,927 outstanding shares of common stock. We have no other outstanding classes of stock that are entitled to vote at the annual meeting. Voting stockholders are entitled to one vote per share.

How do I vote?

You may vote in person at the meeting or through a proxy or voting instruction card. To vote by proxy or voting instruction card, you should sign and date each proxy card or voting instruction card you receive and return it in the prepaid envelope.

What if I hold shares indirectly?

If you hold shares in a stock brokerage account or through a bank or other nominee, you are considered to be the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker how to vote. If you do not direct your broker how to vote, your broker is permitted to vote your shares on the election of directors and the appointment of the independent registered public accountant, even if you do not furnish voting instructions.

If your shares are held in "street name," your broker or other nominee may have procedures that will permit you to vote by telephone or electronically through the Internet.

Can I change my vote?

You have the right to revoke your proxy at any time before votes are counted at the meeting by:

- notifying us in writing at our corporate office and to the attention of Pamela A. Little, Corporate Secretary;
- returning a later-dated proxy card; or
- voting in person at the meeting.

Attendance at the meeting will not in itself constitute revocation of your proxy.

Attending the Meeting

If you are a beneficial owner of ATS common stock held by a broker, bank or other nominee (*i.e.*, in "street name"), you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker is an example of proof of ownership. If you want to vote your shares of ATS common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

What are the requirements and procedures for a quorum, abstentions and broker non-votes?

Your shares are counted as present at the meeting if you attend the meeting or if you properly return a proxy by mail. In order for us to vote on matters at the meeting, a majority of our outstanding shares of common stock as of March 31, 2008 must be present in person or by proxy at the meeting. This is referred to as a quorum. Abstentions will be counted for purposes of establishing a quorum at the meeting and will be counted as voting (but not for or against) on the affected proposal. Broker non-votes will be counted for purposes of establishing a quorum but will not be counted as voting. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. If a quorum is not present, the meeting will be adjourned until a quorum is present.

How many votes are needed for each proposal?

At this year's annual meeting, stockholders will elect two directors to serve a term of three years. In voting on the election of directors, you may vote in favor of both nominees, withhold votes as to both nominees, or withhold votes as to a specific nominee. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected. Votes that are withheld and broker non-votes will have no effect on the outcome of the election.

To be adopted, approval of the ATS Corporation 2007 Employee Stock Purchase Plan must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy at the annual meeting and entitled to vote. Abstentions have the effect of negative votes. Broker non-votes will not be taken into account in determining the outcome of the adoption of this proposal.

In voting on the ratification of the appointment of Grant Thornton LLP as the independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. The ratification of Grant Thornton LLP as the independent registered public accounting firm will be decided by the affirmative vote of a majority of the votes cast at the annual meeting. Abstentions and broker non-votes will have no effect on the voting.

How will voting on any other business be conducted?

We currently do not know of any business to be considered at the annual meeting other than the three proposals described in this proxy statement. If any other business is properly presented at the meeting, your signed proxy card gives authority to the named proxies to vote your shares on such matters in their discretion.

Who will count the vote?

Representatives of Continental Stock Transfer & Trust Company will tabulate the votes and act as inspectors of election.

CORPORATE GOVERNANCE AND BOARD MATTERS

The Board of Directors

The Company conducts business through meetings of its Board of Directors and through activities of its committees. Our Board of Directors has four regularly scheduled meetings per year, and special meetings are called as the need arises. These meetings are usually held in our headquarters in McLean, Virginia. The Board met eight times in 2007. Directors are expected to attend board meetings, our annual stockholders' meeting, and the meetings of the committees on which they serve. All of the directors attended the annual meeting of stockholders held on June 1, 2007. During 2007, each director attended at least 75% of the total meetings of the Board of Directors and those committees on which they served.

Director Independence

The Board has affirmatively determined that all of the non-employee directors are independent directors in accordance with the rules of the Securities and Exchange Commission.

Board Committees

The Board has an Audit Committee and Compensation Committee, each composed of a majority of independent directors. Each committee has a charter that can be found in the "*Investor Relations – Corporate Governance*" portion of our website (www.atsva.com).

We intend ultimately to establish a Nominating and Corporate Governance Committee. The primary purpose of such committee will be to identify individuals qualified to become directors, recommend to the Board of Directors the candidates for election by stockholders or appointment by the Board of Directors to fill a vacancy, recommend to the Board of Directors the composition and chairs of Board of Directors committees, develop and recommend to the Board of Directors guidelines for effective corporate governance, and lead an annual review of the performance of the Board of Directors and each of its committees. Until such time as this Nominating and Corporate Governance Committee is formed, our Compensation Committee also serves in this capacity.

Audit Committee. The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act, as amended. It is currently composed of Ms. Lew and Messrs. Smith, Saponaro and Jacks. Mr. Smith is the committee chair. Until the acquisition of ATSI on January 16, 2007, Dr. Bersoff was Chairman of the Audit Committee and the other members of the committee were Mr. Arthur L. Money, a former board member through May 3, 2006, and Mr. Smith who joined the board on May 3, 2006. The committee met seven times during 2007. The Board has determined that each Audit Committee member is financially literate and has determined that Mr. Smith is an "audit committee financial expert" as defined under Securities and Exchange Commission rules and regulations by virtue of his background and experience. Each member of the Audit Committee other than Mr. Jacks is "independent" as defined by Rule 10A-3 under the Securities Exchange Act of 1934. We expect the Audit Committee to meet not less often than four times a year.

The Audit Committee appoints our independent registered public accounting firm, reviews the financial reports and related financial information provided by the Company to governmental agencies and the general public, reviews the Company's system of internal and disclosure controls and the effectiveness of its control structure, and reviews the Company's accounting, internal and external auditing and financial reporting processes. The Audit Committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention. All of the non-audit services provided by the independent auditor were pre-approved by the Audit Committee in accordance with its pre-approval procedures. The Audit Committee's report can be found under "*Audit Committee Report*" in this proxy statement.

Compensation Committee. The Compensation Committee is currently composed of Messrs. Saponaro, Smith, Schulte and Troendle. Mr. Saponaro is the committee chair. The committee met seven times during 2007.

The Compensation Committee provides assistance to the Board in fulfilling its responsibilities relating to management, organization, performance, compensation and succession. In discharging its responsibilities, the Compensation Committee considers and authorizes our compensation philosophy, evaluates our senior management's performance, and approves all material elements of the compensation of our executive officers. The Compensation Committee also reviews the administration of our incentive compensation, retirement and equity-based plans. See "*Compensation Discussion and Analysis*" for more information regarding the role of the Compensation Committee, management and compensation consultants in determining and/or recommending the amount or form of executive compensation. The report of the Compensation Committee required by the rules of Securities and Exchange Commission is included in this proxy statement. See "*Compensation Committee Report.*" In the absence of a Nominating and Corporate Governance Committee, the Compensation Committee also recommended to the Board of Directors the candidates for election at this year's annual meeting of stockholders.

We expect the Compensation Committee to meet at least twice per year. Each member of the Compensation Committee qualifies as a "non-employee director" under Rule 16b-3 promulgated under the Securities Exchange Act of 1934 and an "outside director" under Section 162(m) of the Internal Revenue Code.

Compensation Committee Interlocks and Insider Participation

Messrs. Saponaro, Smith, Schulte and Troendle were members of the Compensation Committee for the year ended December 31, 2007. None of them is an officer or employee of the Company. Mr. Schulte served as President, Chief Financial Officer and Secretary of the Company through the acquisition of ATSI on January 16, 2007, for which he received no compensation. None of our executive officers served as a member of the Board of Directors or compensation committee of another entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Process for Selecting and Nominating Directors

We do not yet maintain a standing nominating committee responsible for nominating director candidates or considering director nominees and accordingly do not yet maintain a Corporate Governance and Nominating Committee Charter. Nominees for the Board of Directors are currently recommended to the Board by a majority of the independent directors, who review the credentials of potential director candidates (including potential candidates recommended by stockholders, current directors or management) and conduct interviews and make formal recommendations to the Board for the annual and any interim election of directors. In making its recommendations, a variety of factors are considered, including skills, diversity, experience with business and other organizations of comparable size, the interplay of the candidate's experience with the familiarity and background of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

Any stockholder wishing to recommend an individual to be considered by the Board of Directors as a nominee for election as director should send a notice to the Board of Directors, ATS Corporation, c/o Pamela A. Little, Corporate Secretary, 7915 Jones Branch Drive, McLean, Virginia 22102. Such stockholder's notice shall set forth, as to each person whom the stockholder proposes to nominate for election as director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named as a nominee and to serving as a director if elected). The notice shall further include, as to the stockholder giving notice, (i) the name and address of such stockholder as they appear in the Company's books; (ii) the class and number of shares of Company stock which are beneficially owned by such stockholder; and (iii) a description of all arrangements or understandings between such stockholder and any other persons (including their names) in connection with such nomination and any material interest of such stockholder in such nomination. As to the required timing for notices of nominations, see "*Stockholders' Proposals for the 2009 Annual Meeting.*" The Board of Directors does not intend to evaluate candidates proposed by stockholders differently than it evaluates candidates that are suggested by our Board of Directors, executive officers or other sources.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Board may also consider such other factors as it deems appropriate and in the best interests of us and our stockholders.

Stockholder Communications with the Board

You may contact the Board by sending a letter marked "Confidential" and addressed to the Board of Directors, ATS Corporation, c/o Pamela A. Little, Corporate Secretary, 7915 Jones Branch Drive, McLean, Virginia 22102. In general, the Corporate Secretary will forward all communications to the Board. However, for communications addressed to a particular member of the Board of Directors or the Chair of a particular committee, the Corporate Secretary will forward those communications directly to the board member so addressed.

Executive Officers of the Registrant

The following table includes information with respect to all of our executive officers at the record date of March 31, 2008. All executive officers serve at the pleasure of our Board of Directors. Prior to the acquisition of ATSI on January 16, 2007, the executive officers of the Company were Joel R. Jacks, Chairman and Chief Executive Officer, and Peter M. Schulte, President, Chief Financial Officer and Secretary.

Name	Age	Title
Edward H. Bersoff	65	Chairman, President and Chief Executive Officer
Pamela A. Little	54	Senior Vice President, Chief Financial Officer and Secretary

Dr. Edward H. Bersoff serves as the Chairman, President and Chief Executive Officer of the Company and its wholly-owned subsidiary. Dr. Bersoff was the chairman and founder of Greenwich Associates, a business advisory firm located in Northern Virginia which was formed in 2003. From November 2002 to June 2003, he was managing director of Quarterdeck Investment Partners, LLC, an investment banking firm, and chairman of Re-route Corporation, a company that offers email forwarding and address correction services. From February 1982 until November 2001, Dr. Bersoff was Chairman, President and Chief Executive Officer of BTG, Inc., a publicly traded information technology firm he founded in 1982. Under Dr. Bersoff's leadership, BTG, Inc. completed six acquisitions in the federal services industry. In November 2001, BTG, Inc. was acquired by The Titan Corporation, a New York Stock Exchange listed company. Dr. Bersoff served as a director of Titan from February 2002 until August 2005 when Titan was sold to L-3 Corporation. Dr. Bersoff serves on the Boards of EFJ, Inc., a manufacturer of wireless communications products and systems primarily for public service and government customers, and ICF International, Inc., a management, technology and policy consulting firm in the areas of defense, homeland security, energy, environment, social programs, and transportation serving the Department of Defense, U.S. Department of Homeland Security, U.S. civil agencies and the commercial sector, which are both public companies, and a number of private companies, including 3001 International, Inc., which is a portfolio company of CM Equity Management, L.P. Dr. Bersoff holds A.B., M.S. and Ph.D. degrees in mathematics from New York University and is a graduate of the Harvard Business School's Owner/President Management Program. Dr. Bersoff is a member of the Board of Visitors of Virginia Commonwealth University and a Trustee of the VCU Health System.

Pamela A. Little serves as Senior Vice President and Chief Financial Officer of the Company. Ms. Little had served in the capacity of Vice President of Finance of the Company from May 4, 2007 to May 22, 2007. Prior to joining the Company, Ms. Little served as the Vice President and Chief Financial Officer of Athena Innovative Solutions, Inc. since 2005. She served in the same capacity at ZKD, Inc. beginning in 2004 to position ZKD for acquisition, and from 2000 to 2003, she served as Vice President and Chief Financial Officer of DAI. In her 25-year career, Ms. Little has experience in companies ranging from privately held, start-up high technology firms to large, publicly traded, multi-national professional services and government contracting firms. Ms. Little serves on the Boards of Sandy Spring Bancorp, Inc. (NASDAQ: SASR) and Sandy Spring Bank, its wholly-owned subsidiary. Ms. Little holds a M.B.A. from Loyola College and a B.A. from the University of Maryland. She is also a member of the Board of Advisors of the Macklin Business Institute at Montgomery College and an adjunct professor at Montgomery College.

Code of Conduct and Corporate Governance Principles

The Company has adopted a Code of Conduct that is designed to promote the highest standards of ethical conduct by the Company's directors, executive officers and employees. The Code of Conduct requires that the Company's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. Under the terms of the Code of Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct.

Our Code of Conduct applies to all of our employees, including our chief executive officer and our chief financial officer. The Code of Conduct and all committee charters are posted under the caption "*Investor Relations – ATSC Code of Conduct*" and "*—Corporate Governance*," respectively, portions of our website (www.atsva.com). A copy of any of these documents is available in print free of charge to any stockholder who requests a copy by writing to ATS Corporation, 7915 Jones Branch Drive, McLean, Virginia 22102, Attention: Pamela A. Little, Corporate Secretary.

Certain Relationships and Transactions with Related Persons

The Company does not have a comprehensive written policy for the review, approval or ratification of certain transactions. We review all transactions between us and any of our officers and directors. Our Code of Conduct, which applies to all directors, officers and employees, emphasizes the importance of avoiding situations or transactions in which personal interests interfere with the best interests of us or our stockholders. The Board reviews any transaction with a director to determine, on a case-by-case basis, whether a conflict of interest exists. The Board ensures that all directors voting on such a matter have no interest in the matter and discuss the transaction with counsel as necessary. The Board has delegated the task of discussing, reviewing and approving transactions between us and any of our officers to the Compensation Committee.

The following includes a description of transactions during the fiscal year ended December 31, 2007 to which we have been a party, in which any of our directors, executive officers, or holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Through January 16, 2007, the date of the acquisition of ATSI, we paid CM Equity Management, L.P., an affiliate of Messrs. Jacks and Schulte, $7,500 per month for office space and certain office and secretarial services. The $7,500 per month was reimbursement for office space and the office and secretarial services provided to us by CM Equity Management, L.P., and not as compensation to Messrs. Jacks and Schulte. Through January 16, 2007, we paid a total of $115,645 for the use of such office and secretarial services. For fiscal year 2007, such payments were approximately $3,600.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2008, by:

- each person, or group of affiliated persons, known to us to beneficially own more than 5% of the outstanding shares of our common stock;
- each of our directors;
- each of our executive officers; and
- all of our directors and executive officers as a group.

The percentages shown in the following table are based on 19,264,927 shares of common stock outstanding as of March 31, 2008. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. The number of shares beneficially owned by a person includes shares subject to options held by that person that were exercisable as of March 31, 2008 or within 60 days of that date. The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding those options but are not treated as if they were outstanding for the purposes of computing the percentage ownership of any other person. The percentages do not otherwise reflect the Company's outstanding warrants to purchase shares of common stock. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o ATS Corporation, 7915 Jones Branch Drive, McLean, Virginia 22102. The following table sets forth the number of shares of our common stock beneficially owned by the indicated parties.

	Shares beneficially owned	
Beneficial Owner	**Number[1]**	**Percentage**
Beneficial Owners Holding More Than 5%		
Morgan Stanley and Morgan Stanley & Co. Incorporated[2]	5,682,500	24.76%
Lampe, Conway and Co., LLC [3]	4,565,450	23.70
C. Michael Vaughn [4]	5,341,623	23.09
Citigroup, Inc. [5]	3,540,000	18.38
Ardsley Advisory Partners[6]	3,375,000	17.52
CRT Capital Holdings, LLC[7]	3,581,037	17.15
Jonathan M. Glaser[8]	2,492,740	12.94
Osmium Special Situations Fund Ltd. [9]	2,089,200	10.33
Deutsche Bank AG[10]	1,877,100	9.74
David P. Cohen[11]	1,539,587	7.99
The Goldman Sachs Group, Inc. and Goldman, Sachs & Co.[12]	1,441,000	7.48
Pine River Capital Management L.P. [13]	1,349,000	7.00
Millenco, L.L.C. [14]	1,380,300	6.69
Fir Tree, Inc. [15]	1,217,966	5.95
Context Capital Management, LLC[16]	1,064,700	5.53

(table continued on next page)

Beneficial Owner	Shares beneficially owned Number[(1)]	Percentage
Directors and Executive Officers		
Peter M. Schulte[(17) (18)]	2,179,488	10.73
Joel R. Jacks[(17) (19)]	2,157,965	10.63
Dr. Edward H. Bersoff[(20)]	1,581,359	7.87
Ginger Lew	24,486	*
Pamela A. Little[(21)]	120,000	*
Joseph A. Saponaro[(22)]	91,338	*
Edward J. Smith[(23)]	57,613	*
George Troendle[(24)]	49,918	*
All current directors, nominees and current executive officers as a group (8 persons)	6,262,167	28.13%

* Represents beneficial ownership of less than 1%.

(1) Includes, in the case of each holder of warrants, shares of common stock issuable upon the exercise of warrants that became exercisable on January 16, 2007.

(2) Based on information contained in a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 12, 2007. Morgan Stanley has shared voting and dispositive power with respect to 2,000,000 shares of our common stock and 3,682,500 shares of common stock issuable upon the exercise of warrants. Morgan Stanley & Co. Incorporated is a wholly-owned subsidiary of Morgan Stanley and may also be deemed to be a beneficial owner of these 2,000,000 shares of our common stock and 3,682,500 shares of common stock issuable upon the exercise of warrants. The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036.

(3) Based on information contained in a Schedule 13D filed with the U.S. Securities and Exchange Commission on September 26, 2007. Lampe, Conway & Co., LLC is the investment manager of LC Capital Master Fund, Ltd., which shares voting and dispositive power for 4,153,550 of the total shares. Both Steven G. Lampe and Richard F. Conway, managing members of Lampe, Conway & Co., share voting and dispositive power over the total 4,565,450 shares. The business address is 680 Fifth Avenue, 12th Floor, New York, New York 10019-5429.

(4) Based on information contained in a Schedule 13D/A filed with the U.S. Securities and Exchange Commission on February 1, 2008. Of this amount, C. Michael Vaughn holds sole voting and dispositive power relating to 2,075,000 shares of common stock issuable upon the exercise of warrants and shares voting and dispositive power of the remaining 3,266,623 shares. Of the 3,266,623 shares, J. Christopher Young shares voting and dispositive power and (i) CRT Capital beneficially owns 1,366,723 shares of common stock, 927,400 shares of common stock issuable upon the exercise of warrants and 1,500 Units (a unit is equivalent to one share of common stock and two warrants); and (ii) Harbor Drive Management beneficially owns 100,000 shares of common stock and 868,000 shares of common stock issuable upon the exercise of warrants. The business address is 262 Harbor Drive, Stamford, Connecticut 06902.

(footnotes continued on following page)

(5) Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 6, 2008. Citigroup, Inc. is the sole stockholder of Citigroup Investments, Inc. which beneficially owns 2,470,000 shares through its being the sole member of Tribeca Global Management, LLC, and Citigroup Global Markets, Inc. which beneficially owns 1,070,000 shares whose sole stockholder is Citigroup Financial Products, Inc., who in turn has Citigroup Global Markets Holdings, Inc., as it sole stockholder. The business address of Citigroup Global Markets, Inc., Citigroup Financial Products, Inc., and Citigroup Global Markets Holdings is 388 Greenwich Street, New York, New York 10013. The business address of Tribeca Global Management LLC and Citigroup Investments, Inc. is 731 Lexington Avenue, 24th Floor, New York, New York, 10022.

(6) Based on information contained in a Schedule 13G filed with the U.S. Securities and Exchange Commission on May 22, 2007. Ardsley Advisory Partners serves as the investment manager of Ardsley Offshore Fund, Ltd., (holds 951,500 shares), and serves as the investment adviser of Ardsley Partners Renewable Energy Fund, L.P. (holds 375,000 shares), Ardsley Partners Fund II, L.P. (holds 1,245,600 shares), and Ardsley Partners Institutional Fund, L.P. (holds 769,000 shares), and therefore may be deemed the beneficial owner of those shares held by those entities. Ardsley Partners I is the general partner of Ardsley Partners Renewable Energy Fund, L.P., Ardsley Partners Fund II, L.P., and Ardsley Partners Institutional Fund, L.P., and therefore may be deemed to be the beneficial owner of such shares of stock. The business address for all entities except Ardsley Offshore Fund, Ltd. is 262 Harbor Drive, 4th Floor, Stamford, Connecticut 06902. The business address for Ardsley Offshore Fund, Ltd. is Romasco Place, Wickhams Cay 1, Roadtown Tortola, British Virgin Islands.

(7) Based on information contained in a Schedule 13G filed with the U.S. Securities and Exchange Commission on May 31, 2007. CRT Capital Holdings owns all of the equity interests in and is the sole managing member of Harbor Drive Asset Management LLC and CRT Capital Group LLC. Of the total 3,581,037 shares, 2,113,037 are held by CRT Capital Group LLC and 1,468,000 are held by Harbor Drive Asset Management LLC. Of its total 2,113,037 shares, CRT Capital Group LLC holds 1,361,948 in common stock, 749,589 warrants convertible into common stock and 500 Units. Of its total 1,468,000 shares, Harbor Drive Asset Management LLC holds 868,000 warrants convertible into common stock. The business address is 262 Harbor Drive, Stamford, Connecticut 06902.

(8) Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 14, 2008. 1,248,870 shares of the total ownership amount are held by JMG Capital Management, LLC ("JMG LLC"). JMG Capital Management, Inc. ("JMG Inc.") is a member of JMG LLC and, in such capacity, may be deemed to beneficially own the 1,248,870 shares. JMG LLC is the investment adviser and general partner of JMG Capital Partners, L.P. ("JMG LP"), and as such, JMG LP may be deemed to beneficially own the 1,248,870 shares. Mr. Glaser is the control person of JMG Inc. and JMG LLC and, as a result, beneficially owns the 1,248,870 shares of common stock. In addition, Mr. Glaser is deemed to beneficially own 1,248,870 shares of common stock as one of the control persons of Pacific Assets Management, LLC ("PAM") and Pacific Capital Management, Inc. ("PCM"), a member of PAM. PAM is the investment adviser to JMG Triton Offshore Fund, Ltd. (the "Fund"), and as such, the Fund may be deemed to beneficially own the 1,248,870 shares. Daniel Albert David and Roger Richter may also be deemed to beneficially own 1,248,870 shares of common stock, as they are also control persons of PAM and PCM. The business address of JMG is 11601 Wilshire Blvd., Suite 2180, Los Angeles, California 90025.

(9) Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on April 13, 2007. This share amount includes 961,500 warrants convertible into common stock. The business address is Canon's Court, 22 Victoria Street, Hamilton D0 HM11, Bermuda.

(10) Based on information contained in a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 4, 2008. The business address is Theodor-Heuss-Allee 70, 60468 Frankfurt am Main, Federal Republic of Germany.

(footnotes continued on following page)

(11) Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 11, 2008. Of the total beneficial ownership amount of 1,539,587 shares, 694,046 are held by Athena Capital Management, Inc. (including 7,000 warrants beneficially owned) and 845,541 shares are held by Minerva Group, LP. The business address of Mr. Cohen is 50 Monument Road, Suite 201, Bala Cynwyd, Pennsylvania 19004.

(12) Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 6, 2008. The business address of Goldman Sachs is 85 Broad Street, New York, New York 10004.

(13) Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 13, 2008. Pine River Capital Management L.P. ("Pine River") has shared voting and dispositive power with respect to 1,349,000 shares of our common stock. As Pine River's principal, Brian Taylor may also be deemed to be a beneficial owner of these 1,349,000 shares of our common stock. Nisswa Master Fund Ltd. shares voting and dispositive power with respect to 1,193,100 of those shares of our common stock and, as a result, may be deemed to beneficially own 1,193,100 shares. The business address of Pine River is 601 Carlson Parkway, Suite 330, Minnetonka, Minnesota 55305.

(14) Based on information contained in a Schedule 13D/A filed with the U.S. Securities and Exchange Commission on April 18, 2007. This share amount consists of 1,380,300 warrants convertible into common stock over which Millennium Management, L.L.C. has discretionary trading authority as manager of Millenco, L.L.C., and the warrants are held by Millenco, L.L.C., a Delaware limited liability company. Israel A. Englander is the managing member of Millennium Management and therefore may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millenium Management. The business address of Millenco is 666 Fifth Avenue, 8th Floor, New York, New York 10103.

(15) Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 14, 2008. Fir Tree, Inc. has discretionary trading authority over 1,217,966 shares of common stock issuable upon the conversion of warrants as investment manager for Sapling, LLC, a Delaware limited liability company and Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership that each hold 1,108,859 and 109,107 shares, respectively. The business address of Fir Tree is 505 Fifth Avenue, 23rd Floor, New York, New York 10017.

(16) Based on information contained in a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 13, 2008. Context Capital Management, LLC ("Context Capital") has shared voting and dispositive power with respect to 1,064,700 shares of our common stock. Michael S. Rosen, as the Co-Chairman, Chief Executive Officer and Manager, and William D. Fertig, as the Co-Chairman and Chief Investment Officer, of Context Capital, may also be deemed to be beneficial owners of these 1,064,700 shares of our common stock. Context Offshore Advantage Fund, Ltd. ("Context Offshore") has shared voting and dispositive power with respect to 405,471 of those shares of our common stock, as Context Capital serves as the investment adviser of Context Offshore. Context Advantage Master Fund, L.P. ("Context Master") has shared voting and dispositive power with respect to 645,758 of those shares of common stock, as Context Master is a limited partnership of which Context Capital is the general partner. The business address of Context is 4365 Executive Drive, Suite 850, San Diego, California 92121.

(17) Business address is 900 Third Avenue, 33rd Floor, New York, New York 10022-4775.

(18) Includes 1,043,653 shares of common stock issuable upon the exercise of warrants and 1,135,835 shares of common stock beneficially owned.

(19) Includes 1,043,653 shares of common stock issuable upon the exercise of warrants and 1,114,312 shares of common stock beneficially owned.

(footnotes continued on following page)

(20) Includes 826,072 shares of common stock issuable upon the exercise of warrants and 210,000 restricted shares under the terms of the 2006 Omnibus Incentive Compensation Plan (of which 30,000 of 150,000 (20%) vest on each December 31 commencing December 31, 2007 and of which 20,000 of 60,000 (33.3%) vest on each December 17 commencing December 17, 2008).

(21) Includes two grants of restricted shares under the ATS Corporation 2006 Omnibus Incentive Compensation Plan: (i) a grant of 60,000 shares which vest in three equal annual installments beginning on December 17, 2008; and (ii) a grant of 50,000 shares, of which 10,000 vested immediately on the May 4, 2007 grant date and the remaining 50,000 vest in four equal annual installments beginning on May 4, 2008.

(22) Includes 50,000 shares of common stock issuable upon the exercise of warrants held by Mr. Saponaro.

(23) Includes 10,000 shares of common stock issuable upon the exercise of warrants held by Mr. Smith.

(24) Includes 20,000 shares of common stock issuable upon the exercise of warrants held by Mr. Troendle.

PROPOSAL 1. ELECTION OF DIRECTORS

Our Board of Directors consists of seven members, divided into three classes with two members in Classes II and III and three members in Class I. Our directors are elected to serve three-year terms, so that the term of office of one class of directors expires at each annual meeting.

The Board of Directors has nominated the following individuals, each of whom is currently a director, for election as directors for terms expiring at our annual meeting in 2011, or until their respective successors have been elected and qualified.

- Joseph A. Saponaro
- Peter M. Schulte

If either of these nominees becomes unavailable for election, the accompanying proxy may be voted for a substitute, or in favor of holding a vacancy to be filled by the directors. We have no reason to believe that either nominee will be unavailable. The accompanying proxy may be voted for up to the number of nominees named and the nominees receiving the largest number of "FOR" votes will be elected to the director positions to be filled.

The following information is provided regarding each nominee for election as a director and the continuing directors. The age indicated for each individual is as of the record date of March 31, 2008.

Nominees for Election as Directors Whose Terms of Office Expire in 2011 - Class III Directors

Joseph A. Saponaro, age 68, has been one of our directors since May 2006. Mr. Saponaro is currently the President and CEO of FPMI Solutions, Inc., a privately-held company providing human resources services to U.S. federal government agencies. Mr. Saponaro is the retired President of L-3 Government Services, Inc., or L-3GSI, a wholly-owned subsidiary of L-3 Communications Holdings, Inc. (NYSE: LLL). Mr. Saponaro has over 40 years of experience in information technology software systems, services and products for the U.S. government and the commercial market, including more than 25 years in senior management roles. Prior to joining L-3GSI, Mr. Saponaro served as Sector President and General Manager of a business unit of The Titan Corporation after successfully integrating AverStar, Inc. following its acquisition by Titan in June 2000. Prior to its acquisition by Titan, Mr. Saponaro was President of AverStar, a provider of information technology services and software products for the mission-critical systems of federal, civil and defense agencies and large commercial companies. Prior to the formation of AverStar, from 1986 through 1991, Mr. Saponaro was President and CEO of Intermetrics, a public company providing software and IT systems and services to the federal government and commercial customers. Mr. Saponaro received a B.S. in Navigation and Astronomy from the Massachusetts Maritime Academy, a M.S. in Mathematics from Northeastern University, and has completed coursework toward a Ph.D. in Aeronautics at the Massachusetts Institute of Technology.

Peter M. Schulte, age 50, has served as a director since April 2005. Mr. Schulte served as the President and Secretary of ATS Corporation from April 2005 until January 2007. Mr. Schulte is a Managing Partner, and was a founder, of the private equity firm CM Equity Partners, which invests in established middle market companies and manages private equity funds and investments through its management company, CM Equity Management, L.P. Mr. Schulte has served as a director of ICF International, Inc. since 1999. Related to his private equity investing activities, Mr. Schulte is a director of several companies, including Preferred Systems Solutions, Inc., RGS Associates, Inc. and 3001 International, Inc., serving the U.S. Department of Defense and U.S. federal civil agencies. Mr. Schulte received a Bachelor of Arts degree in Government from Harvard College and a Masters in Public and Private Management from the Yale School of Management.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE **FOR** BOTH NOMINEES.

Directors Whose Terms of Office Expire in 2009 - Class I Directors

Dr. Edward H. Bersoff, age 65, has served as a director of the Company since April 2005 and as Vice Chairman from April 2005 through January 2007 when he became Chairman and President. See "*Corporate Governance and Board Matters—Executive Officers of the Registrant—Dr. Edward H. Bersoff*" for Dr. Bersoff's biographical information.

Ginger Lew, age 59, has served as a director since June 11, 2007. Ms. Lew currently heads a private consulting firm based in Washington, D.C. that provides investment and management services. She also serves as a member and former Co-Chair of the NASDAQ Hearing Listing and Review Council, an independent advisory board to NASDAQ. She is the founder and Chairman of the Association of Asian American Investment Managers ("AAAIM") and Chairman of the Czech/Slovak American Enterprise Fund. Ms. Lew received her law degree from the University of California at Berkeley, and her undergraduate degree in political science from UCLA.

George Troendle, age 54, has served as a director since June 11, 2007. Mr. Troendle was the founder, Chief Executive Officer and a Director of Resource Consultants Inc. ("RCI"), a broadly diversified technology company, specializing in support of government agencies, particularly defense and homeland security. In 2005, RCI became part of Serco North America, a $500 million division of Serco Group, a $3.5 billion international services company specializing in government operations. Mr. Troendle became President of Serco North America and served in that capacity until stepping down in 2006. Prior to founding RCI, Mr. Troendle was one of three executives running a major division of Advanced Technology, Inc., a 300-employee technology company primarily supporting the Department of the Navy. Mr. Troendle graduated from Georgetown University with both an M.A. and B.A. in Economics.

Directors Whose Terms of Office Expire in 2010 – Class II Directors

Joel R. Jacks, age 60, has served as a director of the Company since April 2005. Mr. Jacks served as the Chairman and Chief Executive Officer of the Company from April 2005 until January 2007. Mr. Jacks has over 30 years of experience in private equity investing, mergers and acquisitions and managing and operating companies in a wide variety of industries. Mr. Jacks is a Managing Partner and was a founder of CM Equity Partners. From 1992 to 1996, Mr. Jacks co-founded and managed Carl Marks Consulting Group, LLC. Mr. Jacks has served as a director of ICF International, Inc. since 1999. Related to his private equity investing activities, Mr. Jacks is a director of several companies, including Echo Bridge Entertainment, LLC, Evans Consoles Inc., Martin Designs, Inc., 3001 International, Inc., Falcon Communications, Inc., RGS Associates, Inc., Laguna Ventures, Inc. and Preferred Systems Solutions, Inc. Mr. Jacks received a Bachelor of Commerce degree from the University of Cape Town and an MBA from the Wharton School, University of Pennsylvania.

Edward J. Smith, age 59, has served as a director since May 2006. Mr. Smith has been President of Barnegat Bay Capital Inc. since 2001. Barnegat Bay Capital, which Mr. Smith founded in 2001, provides corporate finance advisory services to public and private companies. Mr. Smith currently sits on the Board of Directors of Cognex Corporation (NASDAQ: CGNX), the world's leading provider of vision systems and software. During approximately 30 years in major securities firms, he has held managing director roles in investment banking at Prudential Securities Incorporated, Kidder, Peabody & Co. Incorporated, Merrill Lynch Capital Markets and

Shearson Lehman Brothers Inc. In those capacities, he was a senior investment banker leading a large number of financial transactions in the technology sector. Mr. Smith was a Lecturer at Yale University teaching a course entitled "The Corporate Board of Directors" in 2006 and 2007. Mr. Smith received a B.A. from Yale University and a Masters in Business Administration from Harvard Business School.

PROPOSAL 2. APPROVAL OF THE ATS CORPORATION 2007 EMPLOYEE STOCK PURCHASE PLAN

This section provides a summary of the principal terms of the ATS Corporation 2007 Employee Stock Purchase Plan (the "ESPP"). The complete ESPP is attached to this proxy statement as *Appendix A*. For a complete description of the terms of the ESPP, you should read the ESPP.

Reasons for the Employee Stock Purchase Plan

The stockholders of the Company are being asked to approve the ESPP. The ESPP is intended to provide the Company's eligible employees with an opportunity to participate in the Company's success or failure by permitting them to easily acquire an ownership interest in the Company through periodic payroll deductions that will be applied towards the purchase of shares of Company common stock at a discount from the market price. The Board of Directors adopted the ESPP on July 24, 2007, subject to stockholder approval.

Summary

The following is a summary of the principal features of the ESPP. This summary, however, does not purport to be a complete description of all of the provisions of the ESPP.

Effective Date:	October 1, 2007
Shares Authorized:	150,000 shares, with a maximum allocation in any four-month period beginning February 1, June 1 and October 1 to be limited to 50,000 shares, plus an annual increase (and proportional four-month period maximum limitation increase) to be added on the first day of each of the Company's fiscal years beginning in 2009, equal to the lesser of (i) 100,000 shares, (ii) 1% of the outstanding shares on such date, or (iii) a lesser amount determined by the Board of Directors. No annual increase shall be added after October 1, 2017.
Offering:	Four-month periods commencing on each February 1, June 1 and October 1, with the first offering period commencing on October 1, 2007 (the "Offering Period").
Purchase Price:	Employees participating in the ESPP may purchase a share of Company common stock at the close of an Offering Period at the lower of (i) ninety-five percent (95%) of the fair market value of a share on the last day of the Offering Period or (ii) ninety-five percent (95%) of the fair market value of a share on the first day of the Offering Period.
Participation Limits:	An employee's right to purchase common stock under the ESPP may not accrue at a rate which exceeds $25,000 per calendar year of the fair market value of the Company's common stock.
Amendment and Termination:	No amendment, suspension or termination will be effective without stockholder approval if applicable law or listing rules require such approval. Amendments to the ESPP will not impair the rights of a participant in any way under any options previously granted without such participant's consent.

Other Material Features of the ESPP

Eligibility. All regular employees of the Company whose customary employment is for more than 20 hours per week and who have been employed by the Company or a subsidiary for at least three months. However, an employee will not be eligible to participate if, as a result of participating, that employee would hold five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any of its subsidiaries. As of March 31, 2008, approximately 725 employees, excluding the chief executive officer, were eligible to participate in the ESPP. Currently, there are 99 employees participating in the ESPP, including the chief financial officer.

Administration. A committee, appointed by the Board of Directors that consists exclusively of one or more directors of the Company, will oversee the administration of the ESPP. The Committee will have full power and authority to interpret and make all other policy decisions relating to the ESPP, to interpret the provisions of the ESPP, and subject to the express terms of the ESPP, to establish the terms of Offering Periods under the ESPP. The decisions of the Committee will be final and binding on all participants. The Company will pay all costs and expenses incurred to administer the ESPP without charge to the participants.

Payroll Deductions and Stock Purchases. The Company's eligible employees may elect to participate in the ESPP by giving notice to the Company. This notice will instruct the Company to withhold a specified percentage of the employee's base salary (in any whole percentage multiple ranging from one percent (1%) up to a maximum of ten percent (10%)) on each pay period during the offering. On the last business day of an Offering Period, the Company will use the eligible employee's withheld salary to purchase common stock for him or her at the purchase price. For purposes of the ESPP, fair market value per share as of a particular date will mean the closing sales price of the Company's common stock as reported on the OTC Bulletin Board on that date (or if there was no reported price on such date, then on the last date on which the closing sales price was reported). The Committee may determine, with respect to all participants, that any fractional share shall be (i) rounded down to the next lower whole share; or (ii) credited as a fractional share. If, on the last day of an offering, the number of shares to be purchased by all participants exceeds the number of shares then available for purchase under the ESPP, then the Committee will make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as will be practicable and as it will determine to be equitable. As of March 31, 2008, the closing price on the OTC Bulletin Board for a share of common stock was $2.60.

Termination of Participation. A participant may stop contributions to the ESPP at any time and his or her accumulated payroll deductions will, at the participant's election, promptly be refunded in cash, without interest (provided the Committee received notice at least forty-five (45) days before the end of an Offering Period). The participant's purchase right will immediately terminate upon his or her cessation of employment for any reason. Any payroll deductions that the participant may have made for the purchase period in which such cessation of employment occurs will be refunded and will not be applied to the purchase of Company common stock.

Transferability. No purchase rights will be assignable or transferable by the participant, except by a valid death beneficiary designation, will or under applicable laws of descent and distribution.

Sub-Plans. The Committee may adopt rules, guidelines or sub-plans applicable to particular subsidiaries or employees in particular locations that allow for participation in the ESPP in a manner that may not comply with the requirements of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), for the purpose of qualifying the ESPP for preferred tax treatment under foreign tax laws.

Federal Income Tax Consequences

The following is a brief description of the Company's understanding of the federal income tax consequences to the Company and participants subject to U.S. taxation with respect to participation in the ESPP. This description may be inapplicable if such laws and regulations are changed. This summary is not intended to be exhaustive or constitute tax advice and does not address any state, local or foreign tax consequences.

The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under such an arrangement, no taxable income will be recognized by a participant, and no deductions will be allowable to the Company, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until either there is a sale or other disposition of the shares acquired under the ESPP or in the event the participant should die while still owning the purchased shares.

If a participant sells or otherwise disposes of the purchased shares within two (2) years after his or her entry date into the purchase period in which such shares were acquired or within one (1) year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the amount by which the closing selling price of the shares on the purchase date exceeded the purchase price paid for those shares, and the Company will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal in amount to such excess. The participant also will recognize a capital gain to the extent the amount realized upon the sale of the shares exceeds the sum of the aggregate purchase price for those shares and the ordinary income recognized in connection with his or her acquisition.

If a participant sells or disposes of the purchased shares more than two (2) years after his or her entry date into the purchase period in which the shares were acquired and more than one (1) year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the closing sales price of the shares on the sale or disposition date exceeded the purchase price paid for those shares, or (ii) five percent (5%) (or such lesser discount as the Committee may establish) of the closing selling price of the shares on the participant's entry date into the offering in which those shares were acquired. Any additional gain upon the sale or disposition of the purchased shares will be taxed as a long-term capital gain. The Company will not be entitled to an income tax deduction with respect to such disposition.

If a participant still owns the purchased shares at the time of death, then his or her estate will recognize ordinary income in the year of death equal to the lesser of (i) the amount by which the closing selling price of the shares on the date of death exceeds the purchase price, or (ii) five percent (5%) (or such lesser discount as the Committee may establish) of the closing selling price of the shares on the participant's entry date into the offering in which those shares were acquired.

New Plan Benefits

Because benefits under the ESPP will depend on employees' elections to participate and the fair market value of the Company's common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the ESPP is approved by the stockholders. Non-employee directors are not eligible to participate in the ESPP.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ATS CORPORATION 2007 EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL 3. RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Grant Thornton LLP ("Grant Thornton") to serve as our independent registered public accounting firm for fiscal year 2008, subject to stockholder ratification. Representatives of Grant Thornton will be present at the annual meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions by stockholders. If our stockholders do not ratify Grant Thornton as our independent registered public accountant, the Audit Committee will reconsider the appointment of our independent registered public accountant. The Audit Committee may, in its discretion, retain Grant Thornton or another independent registered public accounting firm without re-submitting the matter to the Company's stockholders. Even if stockholders vote in favor of the appointment, or on an advisory basis, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU RATIFY THE APPOINTMENT OF GRANT THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2008.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

On April 18, 2007, the Company notified Eisner LLP, the Company's independent registered public accounting firm since the Company's inception on April 12, 2005, that it had elected to change independent registered public accounting firms to Grant Thornton LLP and, therefore, was dismissing Eisner. The decision to change accountants was approved by the Audit Committee of the Company's Board of Directors.

Eisner's reports on the Company's audits of financial statements from April 12, 2005 (inception) through December 31, 2005 and the fiscal year ended December 31, 2006 contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Eisner's report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 expressed an adverse opinion because of the existence of material weaknesses.

During the period from April 12, 2005 (inception) to December 31, 2005 and the fiscal year ended December 31, 2006 and through April 18, 2007 (the "Relevant Period"), the Company had no disagreements with Eisner, whether resolved or unresolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Eisner's satisfaction, would have caused Eisner to make reference to the subject matter of the disagreement in connection with its reports.

During the Relevant Period, there were no "reportable events" as defined in Regulation S-K Item 304(a)(1)(v) except as previously reported with respect to the evaluation of the effectiveness of its internal controls over financial reporting as of December 31, 2006, as was disclosed by the Company in Item 9A of the Company's Form 10-K for the year ended December 31, 2006, as follows:

> Our Management, including our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2006, based on the criteria set forth in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). We determined that our internal control over financial reporting was ineffective because of the following material weaknesses as described below:
>
> - Through December 31, 2006, we had no operations, no full-time personnel and very few personnel of any kind. Our activities from inception in late 2005 and into 2006 focused on completing our initial public offering, identifying acquisition candidates and then completing the acquisition of ATSI. As a result of these factors, we had neither the resources, nor the personnel, to have in place adequate internal control. The material weaknesses in our internal control over financial reporting related primarily to our inabilities to segregate duties.
>
> - In addition, we lacked documentation of the policies and procedures that were in place.

The Company authorized Eisner to respond fully to the inquiries of the successor accountant concerning the subject matter of this material weakness, which was done.

DESCRIPTION OF PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees incurred for services provided by Eisner LLP for the fiscal year ended December 31, 2006 and by Grant Thornton LLP for fiscal year ended December 31, 2007, respectively.

	2006	2007
Audit Fees	$ 72,000	$ 561,557
Audit-Related Fees	141,967	16,800
Tax Fees	11,500	122,520
All Other Fees	—	—
Total	$ 225,467	$ 700,877

The following is a description of the nature of the services related to the fees disclosed in the table above. The Audit Committee has considered whether Grant Thornton's provision of non-audit services is compatible with maintaining its independence.

Audit Fees

These are fees for professional services rendered by Grant Thornton for the audits of our annual consolidated financial statements and the review of consolidated financial statements included in our quarterly reports on Forms 10-Q.

Audit-Related Fees

These are fees for assurance and related services rendered by Grant Thornton that are reasonably related to the performance of the audit or the review of our consolidated financial statements that are not included as audit fees. These services include consulting on financial accounting and reporting related to the filing of our proxy statement filed in December 2006 with the Securities and Exchange Commission in relation to the acquisition of Advanced Technology Systems, Inc.

Tax Fees

These are fees for professional services rendered by Grant Thornton with respect to tax compliance, tax advice and tax planning. These services include the preparation and review of tax returns and consulting on tax planning matters.

All Other Fees

There were no fees for other services rendered by Grant Thornton that do not meet the above category descriptions.

Pre-Approval of Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

AUDIT COMMITTEE REPORT

The Company's management is responsible for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles (and reporting on the design and effectiveness of internal controls over financial reporting). The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

The Audit Committee has reviewed and discussed with our management and with our independent registered public accounting firm for the year ended December 31, 2007, Grant Thornton LLP, the financial statements of ATS Corporation as set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The Audit Committee has (a) discussed with Grant Thornton LLP those matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, (b) received from Grant Thornton LLP the written communications required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and (c) discussed with Grant Thornton LLP its independence from us and our management. Grant Thornton LLP has confirmed to us that it is in compliance with all rules, standards and policies of the Independence Standards Board and the Securities and Exchange Commission governing auditor independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm that, in its report, expresses an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent registered public accounting firm is in fact "independent."

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended December 31, 2007 be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the Securities and Exchange Commission. The Audit Committee has also approved the selection of Grant Thornton LLP to be the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

Audit Committee of the Board of Directors of ATS Corporation

Edward J. Smith, Chair
Joseph A. Saponaro
Joel R. Jacks
Ginger Lew

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee (for purposes of this analysis, the "Committee") has responsibility for establishing, implementing and monitoring adherence to the Company's compensation philosophy. The Committee operates under the mandate of a formal charter that establishes the framework for the fulfillment of the Committee's responsibilities. The Committee reviews the charter at least annually to ensure that the scope of the charter is consistent with the Committee's expected role, most recently evaluating the charter on an anonymous basis to outside counsel and discussing the compiled results and analysis at its February 2008 meeting. The Committee strives to ensure that the total compensation paid to our executives is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to the executive team, including the executive officers, are similar to those provided to other key employees.

Compensation Philosophy and Objectives

We operate in a competitive, dynamic and specialized industry that presents growth opportunities for companies with the most competitive employees. We believe that in order to compete effectively in this industry, we must attract and retain highly qualified executive officers who possess special talents, credentials and experience. As a result, we have established a compensation philosophy with the following objectives:

- ***Reward performance and contribution to our business.*** Programs should be designed to reward extraordinary performance with strong compensation; likewise, where individual performance falls short of expectations and/or Company performance lags behind the peer group performance, the programs should deliver lower payouts.

- ***Pay-for-performance and retention must be balanced.*** To attract and retain a highly skilled work force, we must remain competitive with the pay of our peer companies who compete with us for talent.

- ***Compensation should be aligned with stockholder interests.*** Key personnel should have a substantial proportion of their compensation in the form of equity participation to better align their individual financial interests with those of our stockholders.

- ***The relationship between overall Company goals and each individual's personal goals should be clear.*** Employees should be able to easily understand how their efforts can affect their pay, both directly through individual performance and indirectly through contributing to the business unit and Company's achievement of its strategic and operational goals.

- ***The compensation and benefit programs should be designed similarly across the organization.*** Such programs should include only those perquisites necessary to attract and retain executives and/or improve the executive's ability to safely and effectively carry out his or her responsibilities.

Implementing Our Objectives

The process by which the Committee makes specific decisions related to executive compensation includes consideration of the following:

- The Company's compensation philosophy and objectives.

- The Company's financial performance in terms of the attainment of both annual and long-term goals and objectives, which is discussed in part under *"Company Accomplishments/History Affecting Compensation."*

- The competitiveness of executive compensation relative to our defined peers and competitive labor market, as discussed below under "*Use of Market Data.*"
- Review of the executive's total compensation mix.
- Individual performance, experience and contributions.
- Retention considerations.

Use of Market Data. In order to establish compensation for our named executives, we collect competitive data for base salary, annual bonus and long-term stock-based incentives. This competitive data includes public companies in the same industry and relevant executive labor market data, plus additional reputable market survey data to validate the peer group benchmarks. In particular, the Committee regularly reviews salary survey information from the Human Resource Association of the National Capital Area and Washington Technical Personnel Forum for those positions comparable to the ones at our Company. In addition, we consider the compensation practices of our peer group, comprised of publicly traded, U.S.-based professional services companies that serve the government sector. This peer group, which is periodically reviewed and updated by the Committee, consists of companies against which the Committee believes the Company competes for talent.

The companies that we consider to comprise our compensation peer group include:

CACI International	MTC Technologies, Inc.	SRA International, Inc.
Dynamics Research Corp.	NCI, Inc.	Stanley, Inc.
ManTech International Corp.	SI International, Inc.	

Company Accomplishments/History Affecting Compensation. We were organized as a "blank check" company under the laws of Delaware on April 12, 2005 and were formed for the purpose of acquiring through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, an operating business in the federal services and defense industries. On January 16, 2007, we acquired all of the outstanding capital stock of Advanced Technology Systems, Inc. and its subsidiaries (collectively, "ATSI"), a provider of systems integration and application development to the U.S. government. Therefore, through December 31, 2006 and into January 2007, we had no operations, no full-time personnel and very few personnel of any kind. Our activities from inception in 2005 and into 2006 were focused on completing our initial public offering, identifying acquisition candidates and then completing the acquisition of ATSI. As a result, we did not pay any compensation, in any form, to our executive officers or directors until after our acquisition of ATSI in January of 2007. Following the initial ATSI acquisition, we engaged in a series of other acquisitions throughout the year, acquiring Reliable Integration Services, Inc. on February 28, 2007, Potomac Management Group, Inc. on September 1, 2007, and Number Six Software, Inc. on November 9, 2007. As a result of both 2007 being our first year of operations, as well as our high level of acquisition activities during the year, most of our management compensation decisions, as discussed below, were directly tied to these efforts.

Role of the Compensation Committee, Management and Consultants in the Executive Compensation Process

In 2006, none of the officers of the Company received any compensation, nor were there any other employees of the Company, so the Committee took no actions during the year ended December 31, 2006. Upon the acquisition of ATSI in mid-January 2007, the Company began operations and the Committee initiated its formation of compensation policies and practices, which were revised and refined as the year progressed.

Role of Compensation Committee. The Committee reviews all compensation components for the Company's Chief Executive Officer, Chief Financial Officer and other executive officers, including base salary, annual incentives and long-term equity incentives. In addition to reviewing competitive market values, the Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executive's total compensation package. The Committee meets in executive session to evaluate the performance of the named executive officers, determine their annual bonuses for the prior fiscal year, establish their annual performance objectives for the current fiscal year, set their base salaries for the next fiscal year, and consider and approve any grants to them of equity compensation. In connection therewith, the Committee regularly reviews and updates as necessary general structural parameters for its executive management members by position. Such structural parameters are initially suggested by the Chief Executive Officer and for fiscal year 2007 included the following: (i) for the Chief Executive Officer position, a base salary at or above $300,000, a target bonus of up to 75% of base compensation contingent on corporate and personal performance; and 50,000 target options; (ii) for the Chief Financial Officer position, a base salary between $200,000 and $400,000, a target bonus of up to 60% of base compensation contingent on corporate and personal performance, and 40,000 target options. The Committee establishes, maintains and updates structural parameters encompassing all management positions of the Company, and not just those of the named executive officers.

Although many compensation decisions are made in the first and fourth quarters of the year, our compensation planning process neither begins nor ends with any particular Committee meeting. Compensation decisions are designed to promote our fundamental business objectives and strategy. Evaluation of management performance and consideration of the business environment are year-round processes.

Role of Management and Consultants in Compensation Decisions. We may utilize the services of outside advisors and consultants throughout the year as they relate to executive compensation. In 2007, the Committee opted not to rely on the services of such advisors and consultants. However, the Committee may have direct access to advisors for issues related to executive compensation and benefits if it desires, in the future.

The Committee may request one or more members of senior management to be present at Committee meetings where executive compensation and Company or individual performance are discussed and evaluated. Executives are free to provide insight, suggestions or recommendations regarding executive compensation, and our Chief Executive Officer in particular is instrumental in this role. Although our Chief Executive Officer makes recommendations as to other executives to the Committee, only independent Committee members are allowed to vote on decisions regarding executive compensation.

The Committee meets with the Chief Executive Officer to discuss his own performance and compensation package, but ultimately decisions regarding his package are made solely based upon the Committee's deliberations, as well as any input from consultants and advisors, as requested. The Chief Executive Officer recuses himself from the deliberation process of his compensation.

Compensation Structure/Elements

For fiscal year 2007, our named executive officers included Dr. Edward Bersoff, our Chief Executive Officer, and Mr. Stuart Lloyd and Ms. Pamela Little, both of whom served in the capacity of Chief Financial Officer. Mr. Lloyd served as our Chief Financial Officer from January until June 1, 2007 and Ms. Little joined the Company on May 4, 2007 as the Vice President of Finance, transitioning to the Chief Financial Officer role on June 1, 2007.

The principal components of compensation for named executive officers of the Company for 2007 included base salary, annual incentive bonus and long-term equity compensation. The following section summarizes the role of each component and how decisions are made. The Committee has discretion in the size, and in the case of bonuses and long-term equity incentive compensation, whether available, of any of the principal compensation components for the named executive officers.

Base Salary. The purpose of base salary is to provide competitive and fair base compensation that recognizes the executives' role, responsibilities, experience and performance. Early in each year, as well as at the time of a promotion or other change in responsibilities, the Committee reviews and sets each executive's pay to reflect individual experience, expertise, performance and contribution in the role. In addition, the Committee also considers the internal relationship of executives, the impact changes in salary have on other programs (most notably incentive compensation) in making adjustments, the level of pay compared to peer group pay levels for similar positions and the general structural parameters for executive compensation that the Committee has established for the year. The effective date of salary increases typically will be January 1 of each year. The base salaries paid to our named executive officers for fiscal 2007, and the amounts decided upon for 2008, are shown below:

Name and Principal Position	***Fiscal 2007 Salary***	***Fiscal 2008 Salary***	***Annual % Change***
Edward H. Bersoff Chief Executive Officer	$300,000	$350,000	14.3%
Pamela A. Little Chief Financial Officer *Beginning 6/1/07*	260,000	300,000	13.3
Stuart R. Lloyd Chief Financial Officer *Until 5/31/07*	275,000	N/A	N/A

We seek to fix executive officer base compensation at a level we believe enables us to hire and retain individuals in a competitive environment, and also to reward satisfactory individual performance and contribution to our overall business goals. In determining Dr. Bersoff and Mr. Stuart's base salaries at the beginning of 2007, we considered the available survey data and analysis available to us at that time.

In determining the fiscal 2008 base salaries for our executive officers, the Committee considered the survey data and analysis indicating that the base salary for our Chief Executive Officer fell within the lower end of the survey data, whereas the remainder of our management-level salaries were towards the higher end of the competitive range of companies in our peer group. Additionally, the Committee considered the acquisition activity of the Company over the course of 2007. Each of the RISI, PMG and NSS acquisitions were personally identified and negotiated by our Chief Executive Officer, Dr. Bersoff, and the PMG and NSS integration processes were spearheaded by our Chief Financial Officer, Ms. Little. Following its consideration of this data and other factors, the Committee decided that the fiscal 2008 base salaries for our Chief Executive Officer and Chief Financial Officer would receive a significant increase ranging from $40,000 to $50,000, whereas the remaining executive officers would remain generally unchanged or modestly increased from the prior fiscal year levels.

Annual Incentive Bonus. The purpose of annual incentive bonuses is to motivate and reward the achievement of specific Company, department and individual goals that support the Company's strategic plan. Annual incentive bonuses are not fixed compensation, must be re-earned and are at-risk based on actual performance. Incentives focus on short-term financial, strategic and individual performance.

The Committee designed a new annual incentive bonus program for fiscal year 2007, under which a bonus target was established for each individual or category of executive, which for Dr. Bersoff was 65% of his base compensation for 2007, and for Ms. Little was 60% of her 2007 base compensation. As Mr. Lloyd did not remain with the Company through the end of fiscal 2007, he was not eligible for an annual incentive bonus. The Committee's established bonus targets for each executive were based on job responsibilities, internal comparisons and peer group data. In addition, the Committee provides executives with the opportunity to be rewarded based upon performance goals which will vary based on the executive's position. There is a 20% band around each target bonus, representing the actual bonus amount that can be earned by each executive. So, for Dr. Bersoff, his available bonus band, based upon a 65% target, ranged from 52% to 78% of his base compensation, and Ms. Little's bonus band, based upon a 60% target, ranged from 48% to 72% of her base compensation. Management and the Committee set target backlog, EBITDA and revenue objectives for the Company. If none of these objectives are met, then no bonus is received, and if part or all of these goals are met, then a portion or all of the bonus may be received. In addition, the Committee set an absolute EBITDA threshold of $6.0 million before any executive bonuses could be paid. For 2007, the established targets were $175.0 million, $6.2 million and $120.0 million for backlog, EBITDA and revenue, respectively. As an additional component, for executives who managed company business units, the success of each business unit was a significant element (50%) of those executives' bonus opportunities.

As each of Dr. Bersoff and Ms. Little interacts with all of our business units, the performance measures are intended to encourage them to attend to the entire business of the Company and make decisions for the benefit of the entire Company. Thus, a significant portion of the determination of whether the performance targets are met and relevant target bonuses paid hinges upon the overall Company's financial goals relating to earnings, revenues, backlog, strategic goals relating to acquisitions and technology initiatives and operational goals relating to expense management and people development. The Committee evaluated these performance targets, in addition to the named executive's individual performance objectives, in the determination of the 2007 bonus amounts. The Committee intends for the executives to create bonus programs for additional key employees that are aligned with compatible objectives.

The Company exceeded its overall EBITDA and backlog targets set out at the beginning of the year. However, in spite of the fact that three acquisitions (in addition to our initial ATSI acquisition) were made during the course of the year adding revenue, backlog and EBITDA to the original baseline, the Company still did not achieve its original revenue target for the year. Therefore, the Committee agreed with management's recommendation that neither Dr. Bersoff nor Ms. Little would receive a bonus for 2007 performance.

For 2008, the Committee has determined to maintain Ms. Little's target bonus at 60% of her base compensation, but to increase Dr. Bersoff's from 65% to 75% of his base compensation. Since many of the factors relevant to determining bonuses are at the discretion of the Committee, the likelihood of named executives achieving their full bonus potential in future years cannot be predicted.

Long-Term Equity Incentive Compensation. The Company's equity incentive plan is designed to encourage participants to focus on long-term Company performance and provide an opportunity for executive officers and certain designated key employees to increase their stake in the Company through stock options and/or restricted stock grants or similar vehicles.

The plan is designed to:

- enhance the link between the creation of stockholder value and long-term executive incentive compensation;
- provide an opportunity for increased equity ownership by executives; and
- maintain competitive levels of total compensation.

Equity awards vary among participants based on their positions within the Company, their individual contributions, the value added to the organization, and internal equity. In evaluating awards, we consider current value, expected value at grant and the ownership percentage associated with the award to draw comparison amongst the recipients and make market comparisons to similarly situated executives in peer group companies. Because these equity awards are generally intended to help motivate our executive officers to stay with the Company and continue to build stockholder value, the Committee generally does not consider an executive's current stock or option holdings in making additional awards, except to the extent that the Committee determines that additional equity awards would further motivate the individual to remain with us for a longer period of time. Our primary focus is to retain executives in light of prevailing competitive conditions and to motivate executives in ways that support stockholder value.

In 2007, the Committee used restricted stock awards as its primary vehicle for equity incentive compensation for our named executive officers, and options as its primary vehicle for equity incentive compensation for other members of our management team. Specifically, the Committee decided upon an annual award of 60,000 restricted shares to each of Dr. Bersoff and Ms. Little, and a range of between 20,000 to 30,000 options for the other members of its senior management team who are not named executive officers.

The Committee makes its annual awards at the end of the calendar year. However, newly hired named executive officers who are eligible to receive equity awards may be granted such awards at the next regularly scheduled Committee meeting following their hire date or upon their hire date. Mr. Lloyd received an award of

300,000 options at an exercise price of $4.95/share upon his employment as Chief Financial Officer on January 16, 2007. However, Mr. Lloyd's options expired 90 days after he left our employ (or on August 29, 2007), pursuant to the terms of his award. Dr. Bersoff received 150,000 restricted shares upon the execution of his employment agreement on March 19, 2007, with 30,000 shares vesting on each December 31 beginning December 31, 2007, and Ms. Little received 60,000 restricted shares upon her employment in May of 2007, with 10,000 shares vesting immediately and the remaining 50,000 vesting over the next four anniversaries of the grant date. As a general matter, the Committee's process is independent of material non-public information, including with respect to the determination of grant dates or the stock option exercise prices.

Options are awarded at the Over-The-Counter Bulletin Board's closing price of the Company's common stock on the date of the grant. The Committee has never granted options with an exercise price that is less than the closing price of the Company's common stock on the grant date, nor has it granted options which are priced on a date other than the grant date.

Retirement and Other Benefits.

Our officers participate in the same employee benefit programs as other employees. These programs include tax-qualified retirement plans, health insurance, life insurance, disability insurance and short-term disability. We currently have one tax-qualified retirement plan, our 401(k) plan, which is discussed below, and our ATS Corporation 2007 Employee Stock Purchase Plan will also be a tax-qualified retirement plan if it is approved by stockholders at our annual meeting. The terms of our ESPP are discussed under "*Proposal 2: Approval of the ATS Corporation 2007 Employee Stock Purchase Plan.*"

401(k) Savings Plan

Our senior executives participate in the Advanced Technology Systems, Inc. Retirement Plan, a tax-qualified profit-sharing plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"), originally established on April 1, 1985 prior to our acquisition of ATSI. Our 401(k) Plan is managed by T. Rowe Price Retirement Plan Services. Under the terms of this plan, eligible employees may elect to contribute up to 100% of their eligible compensation as salary deferral contributions to the plan, subject to statutory limits. We make matching contributions each pay period equal to 50% of an employee's contributions up to the first 6% of the employee's compensation. We do not make matching contributions for employee contributions in excess of 6% of the employee's compensation. We have recently amended the 401(k) Plan to change the vesting schedule for non-safe harbor matching contributions from a six-year graded schedule to 100% immediate vesting, effective January 1, 2008.

Key Employee Protection Plan

The Company offered a Key Employee Protection Plan (the "Protection Plan") in which selected employees of the Company were asked to be participants. The Protection Plan recognized the fact that the acquisition could create uncertainty among some key employees of the Company as to their futures. We believe that continuity of the Company's employee base, particularly at senior levels, is important and desire to take steps to assure that continuity. Accordingly, the Protection Plan was intended to provide short-term financial security to certain senior employees of the Company.

The Protection Plan would divide participants into three categories, with different terms of protection, amounts of separation pay, and periods during which separation payments would be made. In order to be a participant, an employee was required to sign a non-competition agreement under which he or she agreed not to compete with the Company for a period of 12 months if the participant's employment is terminated during the first year following the acquisition, for a period of six months if the termination occurs between 12 and 18 months after the closing date, and for a period of three months if the termination occurs after the 18-month anniversary of the closing date. Participants also agree not to solicit or hire employees of the Company for a period of 12 months following any termination of their employment.

Although eight employees were given the option to participate in the Protection Plan at its inception, only two employees opted to participate. Only one of those two employees currently remains as an employee of the Company. Our Chief Executive Officer and Chief Financial Officer were not given the option to participate:

Since payments are made under the Protection Plan only if we decide to terminate a key employee, or give him or her a reason to leave, and since we desire to retain all of the key employees, we do not anticipate that the Company will be required to make any payments under the terms of the Protection Plan.

Perquisites

Our executive perquisites generally involve minimal expenses. The perquisites our individual executives receive consist of cell phone expenses, a business club membership and travel memberships. Our total incremental cost for perquisites for each executive officer was less than $10,000 in 2007. Our Audit Committee reviews our executive officer expenses on a quarterly basis.

Severance Benefits

We have entered into employment agreements with Dr. Bersoff and Ms. Little that include severance benefits. We believe these agreements, which provide severance protection upon a change in control, serve to promote stability and continuity among senior executives. The terms of these agreements and information regarding applicable payments under such agreements are provided under "*—Summary Compensation—Bersoff Employment Agreement*" and "*—Summary Compensation—Little Employment Agreement.*"

Tax and Accounting Implications

In consultation with our legal and accounting advisors, we plan to evaluate the tax and accounting treatment of each of our compensation programs at the time of adoption and on an annual basis to ensure that we understand the financial impact of our program. Our analysis will include a detailed review of recently adopted and pending changes in tax and accounting requirements. As part of our review, we will consider modifications and/or alternatives to existing programs to take advantage of favorable changes in the tax or accounting environment or to avoid adverse consequences.

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly held companies for compensation in excess of $1.0 million in any taxable year paid to the named executive officers.

However, compensation in excess of $1.0 million is deductible if it meets the criteria for being "performance based" within the meaning of Section 162(m). Our stock option awards satisfy the conditions for being "performance based" under Section 162(m). Time-based restricted stock awards and bonuses paid under our 2007 annual bonus plan do not currently satisfy the Section 162(m) "performance based" conditions.

We generally endeavor to award compensation in a manner that satisfies the conditions for tax deductibility. However, we will not necessarily limit executive compensation to amounts deductible under Section 162(m), but rather intend to maintain the flexibility to structure our compensation programs so as to best promote our interests and the interests of our stockholders.

Summary Compensation Table

The following information is furnished for all individuals serving as the principal executive officer or principal financial officer of the Company since the Company's inception of operations, beginning on January 17, 2007. There are no other named executive officers of the Company who meet the definition of "executive officer" under applicable securities regulations.

Name and Principal Position	*Year*	*Salary ($)(1)*	*Bonus ($)(2)*	*Stock Awards ($)(3)*	*Option Awards ($)(4)*	*All Other Compensation ($)(5)*	*Total ($)*
Edward H. Bersoff Chief Executive Officer	2007	$267,500	$—	$102,789	$—	$19,639	$389,928
Pamela A. Little Chief Financial Officer *Beginning 6/1/07*	2007	160,666	—	66,573	—	8,353	235,592
Stuart R. Lloyd Chief Financial Officer *Until 5/31/07*	2007	110,200	—	—	590,608	2,116	702,924

(1) Mr. Lloyd's 2007 salary reflects his departure from the Company on June 1, 2007. Ms. Little's 2007 salary reflects that she began her employ with the Company on May 4, 2007, initially serving as the Vice President of Finance until May 22, 2007 (earning $19,833 in that capacity), before becoming the Company's Chief Financial Officer on May 22, 2007.

(2) Mr. Lloyd was not eligible for a bonus because he was not employed by the Company at the end of the 2007 year. Dr. Bersoff and Ms. Little were not eligible for a bonus for the 2007 fiscal year because the Company did not achieve its original revenue target for the year, as discussed above under *"—Compensation Structure/Elements—Annual Incentive Bonus."*

(3) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) in 2007. When shares become vested and are distributed from the trust in which they are held, the recipient will also receive an amount equal to accumulated cash and stock dividends (if any) paid with respect thereto, plus earnings thereon. Assumptions used to determine these values can be found in Note 14 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(4) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) of the vesting of 300,000 options in 2007 for Mr. Lloyd based upon a fair value of each option of $1.97 using the Black-Scholes option pricing model. For further information on the assumptions used to compute the fair value, see Note 14 to the Notes to the Financial Statements contained in the Company's Annual Report on Form 10-K. Such options were forfeited 90 days after Mr. Lloyd ceased employment with the Company on May 31, 2007. Dr. Bersoff and Ms. Little had not been granted any option awards by the Company as of December 31, 2007.

(5) Details of the amounts reported in the *"All Other Compensation"* column for 2007 are provided in the table below. The aggregate perquisite amount for each executive officer was less than $10,000.

	Dr. Bersoff	*Ms. Little*	*Mr. Lloyd*
Employer Contributions to 401(k) Plan	$7,725	$4,225	$1,906
Health Insurance Premiums	9,132	2,592	—
Life Insurance Premiums	402	294	210
Perquisites	2,380 (a)	1,242 (b)	—

(a) Dr. Bersoff's perquisites consisted of business and travel memberships.

(b) Ms. Little's perquisites consisted of cell phone expenses.

Grants of Plan-Based Awards

The following table provides information concerning all award grants made to the Company's named executive officers in the 2007 fiscal year.

Name	*Grant Date*	*All Other Stock Awards: Number of Shares of Stock or Units (#)*	*All Other Option Awards: Number of Securities Underlying Options (#)*	*Exercise or Base Price of Option Awards*	*Grant Date Fair Value of Stock and Option Awards*
Dr. Edward H. Bersoff	3/19/07	150,000 (1)	—	—	$651,000 (2)
	12/17/07	60,000 (3)	—	—	204,000 (4)
Ms. Pamela A. Little	5/4/07	60,000 (5)	—	—	231,000 (6)
	12/17/07	60,000 (3)	—	—	204,000 (4)
Mr. Stuart R. Lloyd	1/16/07	—	300,000 (7)	$4.95	590,608 (8)

(1) The restricted stock award vests in five equal annual installments on each December 31, beginning on December 31, 2007.

(2) Computed in accordance with FAS 123(R) and therefore represents the market value of the shares on the date of grant, based upon the Company's closing stock price of $4.34.

(3) The restricted stock award vests in three equal annual installments on each anniversary of the grant date.

(4) Computed in accordance with FAS 123(R) and therefore represents the market value of the shares on the date of grant, based upon the Company's closing stock price of $3.40.

(5) 10,000 shares of the restricted stock award immediately vested on the date of grant. The remaining 50,000 restricted shares will vest in four equal annual installments on each anniversary of the grant date.

(6) Computed in accordance with FAS 123(R) and therefore represents the market value of the shares on the date of grant, based upon the Company's closing stock price of $3.85.

(7) The option award was fully vested on the date of grant.

(8) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) based upon a fair value of each option of $1.97 using the Black-Scholes option pricing model. For further information on the assumptions used to compute the fair value, see Note 14 to the Notes to the Financial Statements contained in the Company's Annual Report on Form 10-K. Such options were forfeited 90 days after Mr. Lloyd ceased employment with the Company on May 31, 2007.

Bersoff Employment Agreement.

General

We entered into an employment agreement with Dr. Bersoff on March 19, 2007, as amended on October 25, 2007 (the "Agreement"). The Agreement provides that Dr. Bersoff will serve as our Chairman of the Board of Directors, Chief Executive Officer and initially also as our President (the "CEO Period") for a period extending through December 31, 2008, unless a different time period is otherwise agreed upon by the Company and Dr. Bersoff. Thereafter, and upon hiring a new Chief Executive Officer, Dr. Bersoff will continue to serve as Chairman of our Board of Directors through December 31, 2011, a time period that may be extended by mutual agreement of the parties (the "Chairman Only Period"). Dr. Bersoff will receive a base salary of $300,000 per year, as adjusted from time to time with the approval of the Committee. The base salary will be reduced during the Chairman Only Period.

Incentive Compensation

In addition, Dr. Bersoff shall be entitled to performance-based incentive compensation during the CEO Period in an amount up to 65% of the Chief Executive Officer base compensation, as adjusted from time to time with the approval of the Committee. Such incentive compensation payable for each year shall be contingent on and based on corporate and individual performance criteria agreed to between Dr. Bersoff and the Committee, and as thereafter modified from time to time. At or before the commencement of the Chairman Only Period, Dr. Bersoff and the Committee will agree on the extent, if any, to which Dr. Bersoff shall be entitled to incentive compensation during the Chairman Only Period.

Fringe Benefits

Dr. Bersoff is entitled to such fringe benefits as are generally made available by the Company to executive personnel, including, but not limited to, health insurance.

Termination

The Agreement provides for termination by the Company, with or without "cause," as defined in the Agreement, at any time, upon 30 days' written notice. Similarly, the Agreement provides for termination by Dr. Bersoff with or without "good reason," as defined in the Agreement, at any time, upon 30 days' notice. If the Company chooses to terminate Dr. Bersoff's employment without cause or Dr. Bersoff terminates his employment for good reason, then Dr. Bersoff would be entitled to receive the following: (i) a severance benefit equal to Dr. Bersoff's current base compensation for a period of 12 months if the termination takes place during the CEO Period or 18 months if the termination takes place during the Chairman Only Period; (ii) the cost of maintaining the level of health insurance then maintained by Dr. Bersoff and his family for 18 months following termination; and (iii) an amount equal to 50% of the incentive compensation targets, if any, applicable during the first calendar year ending during the severance period. All unvested restricted stock, stock options and any other equity-based compensation arrangements shall vest, and all stock options and other equity-based compensation arrangements that must be exercised shall be exercisable in accordance with the award agreements. In the event that either the Company terminates Dr. Bersoff for cause or Dr. Bersoff terminates his employment without good reason, then he would only receive the following: (i) any unpaid base compensation through the date of termination; and (ii) any unpaid incentive compensation earned but not yet paid through the date of termination. All unvested stock options and any other equity-based compensation arrangements shall be terminated and all vested stock options shall be exercisable in accordance with the award agreements.

Change in Control

All unvested restricted stock, stock options and any other equity-based compensation arrangements shall vest in full on the date of a "change in control," as defined in the Agreement. If either the Company terminates Dr. Bersoff without cause or Dr. Bersoff terminates his employment for good reason within 12 months after a change in control, then Dr. Bersoff shall be entitled to the same severance package that he would receive if terminated without cause or for good reason (as discussed above), except that he would receive 100% of the incentive compensation targets (rather than 50%).

Little Employment Agreement.

General

We entered into an employment agreement with Ms. Little on February 3, 2008 (the "Agreement"). The Agreement provides that Ms. Little will serve in the position of Senior Vice President and Chief Financial Officer for an initial five-year term, and at the conclusion of such initial term shall renew automatically for successive one-year terms subject to the right of either party to terminate upon 30 days' prior written notice to the other party. Ms. Little will receive a base salary of $300,000 per year, as adjusted from time to time with the approval of the Committee.

Incentive Compensation

In addition, Ms. Little shall be entitled to performance-based incentive compensation in an amount up to 60% of her base compensation. Such incentive compensation payable for each year shall be contingent on and based on corporate and individual performance criteria agreed to between Ms. Little and the Committee, and as thereafter modified from time to time.

Fringe Benefits

Ms. Little is entitled to such fringe benefits as are generally made available by the Company to executive personnel, including, but not limited to, health insurance.

Termination

The Agreement provides for termination by the Company, with or without "cause," as defined in the Agreement, at any time, upon 30 days' written notice. Similarly, the Agreement provides for termination by Ms. Little with or without "good reason," as defined in the Agreement, at any time, upon 30 days' notice. If the Company chooses to terminate Ms. Little's employment without cause or Ms. Little terminates her employment for good reason, then Ms. Little would be entitled to receive the following: (i) a severance benefit equal to her current base compensation for a period of 12 months if the termination takes place during the first three years of her initial term, or a severance benefit equal to her current base compensation for a period of nine months if the termination takes place after the first three years of the initial term; and (ii) an amount equal to 50% of the incentive compensation targets, if any, applicable during the first calendar year ending during the severance period. All unvested restricted stock, stock options and any other equity-based compensation arrangements shall vest, and all stock options and other equity-based compensation arrangements that must be exercised shall be exercisable in accordance with the award agreements. In the event that either the Company terminates Ms. Little for cause or Ms. Little terminates her employment without good reason, then she would only receive the following: (i) any unpaid base compensation through the date of termination; and (ii) any unpaid incentive compensation earned but not yet paid through the date of termination. All unvested stock options and any other equity-based compensation arrangements shall be terminated and all vested stock options shall be exercisable in accordance with the award agreements.

Change in Control

All unvested restricted stock, stock options and any other equity-based compensation arrangements shall vest in full on the date of a "change in control," as defined in the Agreement. If either the Company terminates Ms. Little without cause or Ms. Little terminates her employment for good reason within 12 months after a change in control, then Ms. Little shall be entitled to the same severance package that she would receive if terminated without cause or for good reason (as discussed above), except that she would receive 100% of the incentive compensation targets (rather than 50%).

Restricted Stock Award Agreements.

Effective March 19, 2007, we entered into a restricted stock award agreement with Dr. Bersoff in connection with the execution of his employment agreement. Under this agreement, pursuant to our 2006 Omnibus Incentive Compensation Plan, we granted 150,000 restricted shares of common stock to Dr. Bersoff. This grant of restricted stock will vest equally over a period of five years beginning on December 31, 2007, subject to acceleration following a change in control. Dr. Bersoff generally will have all the rights and privileges of a stockholder with respect to the restricted stock, including the right to receive dividends and to vote.

On her hire date of May 4, 2007, we entered into a restricted stock award with Ms. Little, in which we granted 60,000 restricted shares of common stock pursuant to our 2006 Omnibus Incentive Compensation Plan. Of this aggregate award, 10,000 shares vested upon the award date, and the remaining 50,000 restricted shares vest on each anniversary of the award date, subject to acceleration following a change in control. Ms. Little generally will have all the rights and privileges of a stockholder with respect to the restricted stock, including the right to receive dividends and to vote.

Effective December 17, 2007, we entered into a restricted stock award agreement with each of Dr. Bersoff and Ms. Little. Under these agreements, pursuant to our 2006 Omnibus Incentive Compensation Plan, we granted

60,000 restricted shares of common stock to each of Dr. Bersoff and Ms. Little. These grants of restricted stock will vest equally over a period of three years beginning on December 17, 2008, subject to acceleration following a change in control. Dr. Bersoff and Ms. Little generally will have all the rights and privileges of a stockholder with respect to the restricted stock, including the right to receive dividends and to vote.

Incentive Stock Option Award Agreements.

Effective January 16, 2007, we entered into an incentive stock option award agreement with Mr. Lloyd. Under this agreement, pursuant to our 2006 Omnibus Incentive Compensation Plan, we granted an option to purchase 300,000 shares of common stock to Mr. Lloyd at an exercise price of $4.95 per share. The option was fully exercisable on the date of grant; however, this award was forfeited 90 days following Mr. Lloyd's end of employment with the Company, which occurred on May 31, 2007.

Equity Compensation Plan Information

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options and stock awards that have not vested for each named executive officer outstanding as of December 31, 2007. Although Mr. Lloyd was granted 300,000 options in January of 2007, those options were forfeited on August 28, 2007 due to his leaving the Company's employ on May 31, 2007. Accordingly, such options were no longer outstanding at the end of fiscal year 2007 and are not reflected in the table below.

	Stock Awards	
Name	*Number of Shares or Units of Stock That Have Not Vested (#)*	*Market Value of Shares or Units of Stock That Have Not Vested ($)(1)*
Dr. Edward H. Bersoff	120,000 (2)	$432,000
	60,000 (3)	216,000
Pamela A. Little	50,000 (4)	180,000
	60,000 (3)	216,000
Stuart R. Lloyd	—	—

(1) Based upon the Company's closing stock price of $3.60 on December 31, 2007.
(2) Stock awards granted pursuant to the ATS Corporation 2006 Omnibus Incentive Compensation Plan vesting in five equal annual installments commencing on December 31, 2007.
(3) Stock awards granted pursuant to the ATS Corporation 2006 Omnibus Incentive Compensation Plan vesting in three equal annual installments commencing on December 17, 2008.
(4) Stock awards granted pursuant to the ATS Corporation 2006 Omnibus Incentive Compensation Plan, with 10,000 vested immediately on the May 4, 2007 grant date and the remaining 50,000 shares vesting in four equal annual installments commencing on May 4, 2008.

Option Exercises and Stock Vested in Fiscal Year 2007

The following table provides information concerning the vesting of stock awards for each named executive officer, on an aggregate basis, during 2007. There were no stock option exercises by our named executive officers during 2007.

	Stock Awards	
Name	*Number of Shares Acquired on Vesting (#)*	*Value Realized on Vesting ($)*
Dr. Edward H. Bersoff	30,000	$108,000
Pamela A. Little	10,000	38,500
Stuart R. Lloyd	—	—

Potential Payments upon Termination or Change in Control

We entered into employment agreements with Dr. Bersoff on March 19, 2007, as amended on October 25, 2007, and with Ms. Little on February 3, 2008, as discussed above under "*—Summary Compensation—Bersoff Employment Agreement*" and "*—Summary Compensation—Little Employment Agreement.*"

Director Compensation

All directors are entitled to reimbursement of expenses for attending each meeting of the Board and each committee meeting.

The following table provides the compensation received by individuals who served as non-employee directors of the Company during the 2007 fiscal year. There have been no option awards issued, nor any change in pension value and nonqualified deferred compensation earnings to report in relation to the non-employee directors of the Company.

Name	*Fees Earned or Paid in Cash ($)*	*Stock Awards ($)(1)*	*All Other Compensation ($)(2)*	*Total ($)*
Joel R. Jacks	$28,000	$—	$1,139	$29,139
Ginger Lew*	14,000	7,200	1,042	22,242
Joseph A. Saponaro	34,000	18,000	—	52,000
Peter M. Schulte	27,000	—	5,289	32,289
Edward J. Smith	35,000	18,000	5,602	58,602
George Troendle*	13,500	7,200	—	20,700

* Both Ms. Lew and Mr. Troendle were appointed to the Board of Directors on June 11, 2007 and, as such, their compensation for the year ended December 31, 2007 has been pro rated to reflect actual time served.

(1) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) in 2007. See footnote 1 to the director stock ownership table under "Stock Ownership" for the aggregate number of unvested restricted stock award shares held in trust by each director at fiscal year end. Assumptions used to determine these values can be found in Note 14 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(2) Consists of travel expenses.

Board and Committee Fees. Our non-employee directors each received annual retainers of $24,000, payable quarterly, covering up to four regular Board meetings, one annual meeting and a reasonable number of special Board meetings. Additional retainers, if any, for additional meetings will be determined by the Board of Directors or the Compensation Committee. The chair of the Audit Committee receives $8,000 annually, and each other Audit Committee member receives $4,000 annually, payable in equal quarterly installments as compensation for services as Audit Committee chair and committee member, respectively. The chair of the Compensation Committee receives $6,000 annually, payable in equal quarterly installments, as compensation for service as chair of that committee, and each other Compensation Committee member receives $3,000 annually, payable in equal quarterly installments as compensation for services as Compensation Committee chair and committee member, respectively. The $6,000 Compensation Committee chair retainer may be adjusted when a separate Nominating and Corporate Governance Committee is established. No adjustment in Board and committee fees has been made or is anticipated to be made for the 2008 fiscal year.

Beginning with our quarter ended September 30, 2007, directors have the option to receive their board and committee fees in the form of cash, or shares of Company stock.

Restricted Stock Grants. Non-employee members of the Board, upon first being elected to the Board, receive an initial grant of restricted shares of common stock with a fair market value equal to three times the annual cash retainer amount, or $72,000. These initial grants of restricted stock vest equally over a period of five years, subject to acceleration upon events such as a change of control. Accordingly, upon joining the Board on June 11, 2007, both Ms. Lew and Mr. Troendle each received an initial joining award of restricted stock with a value of $72,000. Since directors Saponaro and Smith served without compensation from May 2006 through January 2007, their initial grant in 2007 was equal to five times the annual cash retainer amount, or $120,000. Due to pre-existing ownership, directors Jacks and Schulte did not receive an initial grant of stock in 2007. Commencing with their second year of service, non-employee directors will receive annual grants of restricted stock with a fair market value equal to the annual cash retainer amount. These annual restricted stock grants will vest immediately.

Board members are encouraged to own an amount of shares equal to three times their annual board compensation and may elect to convert their quarterly cash compensation into our common stock at the fair market value of our common stock on the quarterly payment date.

Our policies for the compensation of directors are reviewed annually by our Compensation Committee, and any changes in those policies will be approved by the entire Board.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that such Compensation Discussion and Analysis be included in this proxy statement and was appropriate for incorporation by reference into the annual report on Form 10-K for the fiscal year ended December 31, 2007 to be filed with the Securities and Exchange Commission. See "*Compensation Discussion and Analysis.*"

Compensation Committee of the Board of Directors of ATS Corporation

Joseph A. Saponaro, Chair
Edward J. Smith
Peter M. Schulte
George Troendle

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors, and persons who own more than 10% of a registered class of equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% stockholders are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon our review of copies of the reports we received and written representations provided to us from the individuals required to file the reports, we believe that each of our executive officers and directors has complied with applicable reporting requirements for transactions in our common stock during the year ended December 31, 2007. However, the following reporting entities or individuals owning more than 10% of our outstanding common stock filed a late report to disclose various transactions: Ardsley Advisory Partners filed a late Form 3 report relating to its initial holdings; Jonathan M. Glaser filed two late reports, including a Form 3 relating to his initial holdings and a Form 4 regarding two sale transactions; Lehman Brothers Holdings, Inc., filed two late reports, including a Form 3 relating to its initial holdings and a Form 4 regarding a late purchase; Morgan Stanley filed a late Form 3 regarding its initial holdings; Osmium Special Situations Fund, Ltd. filed a late Form 3 regarding its initial holdings and five late Forms 4 relating to 84 transactions; and joint filers J. Christopher Young and C. Michael Vaughn filed two late Forms 3 regarding initial holdings and six late Forms 4 relating to 11 transactions.

STOCKHOLDERS' PROPOSALS FOR THE 2009 ANNUAL MEETING

Any stockholder who intends to present a proposal at the 2009 annual meeting and who wishes to have the proposal included in our proxy statement and form of proxy for that meeting must deliver the proposal to us at our executive offices no later than December 16, 2008, or if next year's annual meeting is held on a date more than 30 calendar days from May 7, 2009, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's bylaws provide that, in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 60 days nor more than 90 days before the anniversary date of the immediately preceding annual meeting. However, if the annual meeting with respect to which such notice is being tendered is not held within 30 days before or after such anniversary date, such notice must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. A copy of the bylaws may be obtained from the Company.

SOLICITATION BY BOARD; EXPENSES OF SOLICITATION

We will pay all expenses in connection with the solicitation of the enclosed proxy. In addition to solicitation by mail, our directors, officers and employees may solicit proxies by telephone, in writing or in person, without receiving any extra compensation for such activities. We also will reimburse brokers and nominees who hold shares in their names for their expenses incurred to furnish proxy materials to the beneficial owners of such shares.

The Company's Annual Report to Stockholders has been included with this proxy statement. Any stockholder who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference into this proxy statement.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your own shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

ATS CORPORATION

Pamela A. Little

Pamela A. Little
Corporate Secretary

ATS CORPORATION

2007 EMPLOYEE STOCK PURCHASE PLAN

(ii) If Stock was traded on the Nasdaq Global Market on the date in question, then the Fair Market Value shall be equal to the last-transaction price quoted for such date by the Nasdaq Global Market;

(iii) If Stock is not covered by (i) or (ii) above but is otherwise publicly traded over-the-counter, then the Fair Market Value shall be the mean of the bid and the ask prices on such date; or

(iv) If none of the foregoing provisions is applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

For purposes of (i) through (iii) above, any date that is not a trading day, the Fair Market Value of a share of Stock for such date shall be determined by using price for the immediately preceding trading day. Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in the *Wall Street Journal* or as reported directly to the Company by the stock exchange. Such determination shall be conclusive and binding on all persons.

(j) **"Offering Period"** means a period with respect to which the right to purchase Stock may be granted under the Plan, as determined pursuant to Section 4(a).

(k) **"Participant"** means an Eligible Employee who elects to participate in the Plan, as provided in Section 4(b).

(l) **"Participating Company"** means (i) the Company and (ii) each present or future Subsidiary designated by the Committee as a Participating Company.

(m) **"Plan"** means this ATS Corporation 2007 Employee Stock Purchase Plan, as it may be amended from time to time.

(n) **"Plan Account"** means the account established for each Participant pursuant to Section 8(a).

(o) **"Purchase Price"** means the price at which Participants may purchase Stock under the Plan, as determined pursuant to Section 8(b).

(p) **"Stock"** means the Common Stock of the Company.

(q) **"Subsidiary"** means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

SECTION 3 ADMINISTRATION OF THE PLAN.

(a) **Committee Composition**. The Plan shall be administered by the Committee. The Committee shall consist exclusively of one or more directors of the Company, who shall be appointed by the Board.

(b) **Committee Responsibilities**. The Committee shall interpret the Plan and make all other policy decisions relating to the operation of the Plan. The Committee may adopt such rules, guidelines and forms as it deems appropriate to implement the Plan, including sub-plans which the Committee may establish for the purpose of qualifying the Plan for preferred tax treatment under foreign tax laws. The Committee's determinations under the Plan shall be final and binding on all persons.

SECTION 4 ENROLLMENT AND PARTICIPATION.

(a) **Offering Periods**. While the Plan is in effect, three Offering Periods shall commence in each calendar year. Unless otherwise determined by the Committee, the Offering Periods shall consist of four-month periods commencing on the Effective Date each February 1, June 1 and October 1 during the term of this Plan and

Appendix A

ATS CORPORATION

2007 EMPLOYEE STOCK PURCHASE PLAN

Table of Contents

ATS CORPORATION

2007 EMPLOYEE STOCK PURCHASE PLAN

SECTION 1 PURPOSE.

The Plan was adopted by the Board on July 24, 2007, effective as of October 1, 2007 (the "Effective Date"). The purpose of the Plan is to provide Eligible Employees with an opportunity to increase their proprietary interest in the success of the Company by purchasing Stock from the Company on favorable terms and to pay for such purchases through payroll deductions. The Plan is intended to qualify under section 423 of the Code.

SECTION 2 DEFINITIONS.

(a) "**Board**" means the Board of Directors of the Company, as constituted from time to time.

(b) "**Code**" means the Internal Revenue Code of 1986, as amended.

(c) "**Committee**" means a committee of the Board, as described in Section 3.

(d) "**Company**" means ATS Corporation, a Delaware corporation.

(e) "**Compensation**" means (i) the base salary and wages paid in cash to a Participant by a Participating Company, plus (ii) any pre-tax contributions made by the Participant under section 401(k) or 125 of the Code. "Compensation" shall exclude variable compensation (including bonuses, incentive compensation, commissions, overtime pay and shift premiums), all non-cash items, moving or relocation allowances, cost-of-living equalization payments, car allowances, tuition reimbursements, imputed income attributable to cars or life insurance, severance pay, fringe benefits, contributions or benefits received under employee benefit plans, income attributable to the exercise of stock options, and similar items. The Committee shall determine whether a particular item is included in Compensation in its discretion.

(f) "**Corporate Reorganization**" means:

(i) The consummation of a merger or consolidation of the Company with or into another entity, or any other corporate reorganization; or

(ii) The sale, transfer or other disposition of all or substantially all of the Company's assets or the complete liquidation or dissolution of the Company.

(g) "**Eligible Employee**" means any employee of a Participating Company whose customary employment is for more than 20 hours per week and who has been employed by the Company or a Subsidiary for at least 3 months.

The foregoing notwithstanding, an individual shall not be considered an Eligible Employee if his or her participation in the Plan is prohibited by the law of any country which has jurisdiction over him or her or if he or she is subject to a collective bargaining agreement that specifically precludes participation in the Plan.

(h) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(i) "**Fair Market Value**" means the fair market value of a share of Stock, determined by the Committee as follows:

(i) If Stock was traded on the New York Stock Exchange or other national securities exchange on the date in question, then the Fair Market Value shall be equal to the closing price on such date;

(ii) If Stock was traded on the Nasdaq Global Market on the date in question, then the Fair Market Value shall be equal to the last-transaction price quoted for such date by the Nasdaq Global Market;

(iii) If Stock is not covered by (i) or (ii) above but is otherwise publicly traded over-the-counter, then the Fair Market Value shall be the mean of the bid and the ask prices on such date; or

(iv) If none of the foregoing provisions is applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

For purposes of (i) through (iii) above, any date that is not a trading day, the Fair Market Value of a share of Stock for such date shall be determined by using price for the immediately preceding trading day. Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in the *Wall Street Journal* or as reported directly to the Company by the stock exchange. Such determination shall be conclusive and binding on all persons.

(j) **"Offering Period"** means a period with respect to which the right to purchase Stock may be granted under the Plan, as determined pursuant to Section 4(a).

(k) **"Participant"** means an Eligible Employee who elects to participate in the Plan, as provided in Section 4(b).

(l) **"Participating Company"** means (i) the Company and (ii) each present or future Subsidiary designated by the Committee as a Participating Company.

(m) **"Plan"** means this ATS Corporation 2007 Employee Stock Purchase Plan, as it may be amended from time to time.

(n) **"Plan Account"** means the account established for each Participant pursuant to Section 8(a).

(o) **"Purchase Price"** means the price at which Participants may purchase Stock under the Plan, as determined pursuant to Section 8(b).

(p) **"Stock"** means the Common Stock of the Company.

(q) **"Subsidiary"** means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

SECTION 3 ADMINISTRATION OF THE PLAN.

(a) **Committee Composition**. The Plan shall be administered by the Committee. The Committee shall consist exclusively of one or more directors of the Company, who shall be appointed by the Board.

(b) **Committee Responsibilities**. The Committee shall interpret the Plan and make all other policy decisions relating to the operation of the Plan. The Committee may adopt such rules, guidelines and forms as it deems appropriate to implement the Plan, including sub-plans which the Committee may establish for the purpose of qualifying the Plan for preferred tax treatment under foreign tax laws. The Committee's determinations under the Plan shall be final and binding on all persons.

SECTION 4 ENROLLMENT AND PARTICIPATION.

(a) **Offering Periods**. While the Plan is in effect, three Offering Periods shall commence in each calendar year. Unless otherwise determined by the Committee, the Offering Periods shall consist of four-month periods commencing on the Effective Date each February 1, June 1 and October 1 during the term of this Plan and shall end on the day before the subsequent Offering Period commences. The first Offering Period will commence on October 1, 2007 and end on January 31, 2008.

(b) **Enrollment**. Any individual who, on the day preceding the first day of an Offering Period, qualifies as an Eligible Employee may elect to become a Participant in the Plan for such Offering Period by executing the enrollment form prescribed for this purpose by the Committee. The enrollment form shall be filed with the Company in accordance with such procedures as are established by the Company.

(c) **Duration of Participation**. Once enrolled in the Plan, a Participant shall continue to participate in the Plan until he or she ceases to be an Eligible Employee or withdraws from the Plan under Section 6(a). A Participant who withdrew from the Plan under Section 6(a) may again become a Participant, if he or she then is an Eligible Employee, by following the procedure described in Subsection (b) above. A Participant whose employee contributions were discontinued automatically under Section 9(b) shall automatically resume participation at the beginning of the earliest Offering Period ending in the next calendar year, if he or she then is an Eligible Employee. When a Participant reaches the end of an Offering Period but his or her participation is to continue, then such Participant shall automatically be re-enrolled for the Offering Period that commences immediately after the end of the prior Offering Period.

SECTION 5 EMPLOYEE CONTRIBUTIONS.

(a) **Frequency of Payroll Deductions**. A Participant may purchase shares of Stock under the Plan solely by means of payroll deductions. Payroll deductions, as designated by the Participant pursuant to Subsection (b) below, shall occur on each payday during participation in the Plan.

(b) **Amount of Payroll Deductions**. An Eligible Employee shall designate on the enrollment form the portion of his or her Compensation that he or she elects to have withheld for the purchase of Stock. Such portion shall be a whole percentage of the Eligible Employee's Compensation, but not less than 1% nor more than 10%.

(c) **Changing Withholding Rate**. A Participant may not change the rate of payroll withholding during an Offering Period. A Participant may change the rate of payroll withholding effective for a new Offering Period by filing a new enrollment form with the Company at the prescribed location at any time. The new enrollment form and any payroll withholding at the new withholding rate shall be effective only at the commencement of an Offering Period. The new withholding rate shall be a whole percentage of the Eligible Employee's Compensation, but not less than 1% nor more than 10%.

(d) **Discontinuing Payroll Deductions**. If a Participant wishes to discontinue employee contributions entirely, he or she may do so by withdrawing from the Plan pursuant to Section 6(a). (In addition, employee contributions may be discontinued automatically pursuant to Section 9(b)).

SECTION 6 WITHDRAWAL FROM THE PLAN.

(a) **Withdrawal**. A Participant may elect to withdraw from the Plan by filing the prescribed form with the Company at the prescribed location no later than 45 days before the last day of an Offering Period. As soon as reasonably practicable thereafter, payroll deductions shall cease and the entire amount credited to the Participant's Plan Account shall be refunded to him or her in cash, without interest. No partial withdrawals shall be permitted.

(b) **Re-enrollment After Withdrawal**. A former Participant who has withdrawn from the Plan shall not be a Participant until he or she re-enrolls in the Plan under Section 4(b). Re-enrollment may be effective only at the commencement of an Offering Period.

SECTION 7 CHANGE IN EMPLOYMENT STATUS.

(a) **Termination of Employment**. Termination of employment as an Eligible Employee for any reason, including death, shall be treated as an automatic withdrawal from the Plan under Section 6(a). (A transfer from one Participating Company to another shall not be treated as a termination of employment.)

(b) **Leave of Absence**. For purposes of the Plan, employment shall not be deemed to terminate when the Participant goes on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing. Employment, however, shall be deemed to terminate ninety (90) days after the Participant goes on a leave, unless a contract or statute guarantees his or her right to return to work. Employment shall be deemed to terminate in any event when the approved leave ends, unless the Participant immediately returns to work.

(c) **Death**. In the event of the Participant's death, the amount credited to his or her Plan Account shall be paid to a beneficiary designated by him or her for this purpose on the prescribed form or, if none, to the Participant's estate. Such form shall be valid only if it was filed with the Company at the prescribed location before the Participant's death.

SECTION 8 PLAN ACCOUNTS AND PURCHASE OF SHARES.

(a) **Plan Accounts**. The Company shall maintain a Plan Account on its books in the name of each Participant. Whenever an amount is deducted from the Participant's Compensation under the Plan, such amount shall be credited to the Participant's Plan Account. Amounts credited to Plan Accounts shall not be trust funds and may be commingled with the Company's general assets and applied to general corporate purposes. No interest shall be credited to Plan Accounts.

(b) **Purchase Price**. The Purchase Price for each share of Stock purchased at the close of an Offering Period shall be the lower of:

(i) 95% of the Fair Market Value of such share on the last day of such Offering Period; or

(ii) 95% of the Fair Market Value of such share on the first day of such Offering Period.

(c) **Number of Shares Purchased**. As of the last day of each Offering Period, each Participant shall be deemed to have elected to purchase the number of shares of Stock calculated in accordance with this Subsection (c), unless the Participant has previously elected to withdraw from the Plan in accordance with Section 6(a). The amount then in the Participant's Plan Account shall be divided by the Purchase Price, and the number of shares that results shall be purchased from the Company with the funds in the Participant's Plan Account. The foregoing notwithstanding, no Participant shall purchase more than the amounts of Stock set forth in Sections 9(b) and 14(a). The Committee may determine with respect to all Participants that any fractional share, as calculated under this Subsection (c), shall be (i) rounded down to the next lower whole share or (ii) credited as a fractional share.

(d) **Available Shares Insufficient**. In the event that the aggregate number of shares that all Participants elect to purchase during an Offering Period exceeds the maximum number of shares remaining available for issuance under Section 14(a), then the number of shares to which each Participant is entitled shall be determined by multiplying the number of shares available for issuance by a fraction, the numerator of which is the number of shares that such Participant has elected to purchase and the denominator of which is the number of shares that all Participants have elected to purchase.

(e) **Issuance of Stock**. Certificates representing the shares of Stock purchased by a Participant under the Plan shall be issued to him or her as soon as reasonably practicable after the close of the applicable Offering Period, except that the Committee may determine that such shares shall be held for each Participant's benefit by a broker designated by the Committee (unless the Participant has elected that certificates be issued to him or her).

Shares may be registered in the name of the Participant or jointly in the name of the Participant and his or her spouse as joint tenants with right of survivorship or as community property.

(f) **Unused Cash Balances**. An amount remaining in the Participant's Plan Account that represents the Purchase Price for any fractional share shall be carried over in the Participant's Plan Account to the next Offering Period or refunded to the Participant in cash, without interest, if his or her participation is not continued. Any amount remaining in the Participant's Plan Account that represents the Purchase Price for whole shares that could not be purchased by reason of Subsection (c) above, Section 9(b) or Section 14(a) shall be refunded to the Participant in cash, without interest.

SECTION 9 LIMITATIONS ON STOCK OWNERSHIP.

(a) **Five Percent Limit**. Any other provision of the Plan notwithstanding, no Participant shall be granted a right to purchase Stock under the Plan if such Participant, immediately after his or her election to purchase such Stock, would own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary of the Company. For purposes of this Subsection (a), the following rules shall apply:

(i) Ownership of stock shall be determined after applying the attribution rules of section 424(d) of the Code; and

(ii) Each Participant shall be deemed to own any stock that he or she has a right or option to purchase under this or any other plan.

(b) **Dollar Limit**. Any other provision of the Plan notwithstanding, no Participant shall accrue the right to purchase Stock at a rate which exceeds $25,000 of Fair Market Value of such Stock per calendar year (under this Plan and all other employee stock purchase plans of the Company or any parent or Subsidiary of the Company), determined in accordance with the provisions of section 423 of the Code and applicable Treasury Regulations promulgated thereunder.

For purposes of this Subsection (b), the Fair Market Value of Stock shall be determined in each case as of the beginning of the Offering Period in which such Stock is purchased and employee stock purchase plans not described in section 423 of the Code shall be disregarded. If a Participant is precluded by this Subsection (b) from purchasing additional Stock under the Plan, then his or her employee contributions shall automatically be discontinued and shall resume at the beginning of the earliest Offering Period ending in the next calendar year (if he or she then is an Eligible Employee).

SECTION 10 RIGHTS NOT TRANSFERABLE.

The rights of any Participant under the Plan, or any Participant's interest in any Stock or moneys to which he or she may be entitled under the Plan, shall not be transferable by voluntary or involuntary assignment or by operation of law, or in any other manner other than pursuant to a valid death beneficiary designation, will or under applicable laws of descent and distribution. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, other than by death beneficiary designation. will or the laws of descent and distribution, then such attempt shall be null and void.

SECTION 11 NO RIGHTS AS AN EMPLOYEE.

Nothing in the Plan or in any right granted under the Plan shall confer upon the Participant any right to continue in the employ of a Participating Company for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Participating Companies or of the Participant, which rights are hereby expressly reserved by each, to.terminate his or her employment at any time and for any reason, with or without cause.

SECTION 12 NO RIGHTS AS A STOCKHOLDER.

A Participant shall have no rights as a stockholder with respect to any shares of Stock that he or she may have a right to purchase under the Plan until such shares have been purchased on the last day of the applicable Offering Period.

SECTION 13 SECURITIES LAW REQUIREMENTS.

Shares of Stock shall not be issued under the Plan unless the issuance and delivery of such shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company's securities may then be traded.

SECTION 14 STOCK OFFERED UNDER THE PLAN.

(a) **Authorized Shares**. The maximum aggregate number of shares of Stock available for purchase under the Plan is 150,000 shares with a maximum allocation in any four-month period beginning February 1, June 1, and October 1 to be limited to 50,000 shares, plus an annual increase (and proportional four-month period maximum limitation increase) to be added on the first day of each of the Company's fiscal years beginning in 2009, equal to the lesser of (i) 100,000 shares, (ii) 1% of the outstanding shares on such date or (iii) a lesser amount determined by the board of directors; provided, however, that no annual increase shall be added more than ten years after the Effective Date of the Plan. The aggregate number of shares of Stock available for purchase under the Plan shall at all times be subject to adjustment pursuant to Sections 14(b) and 14(c).

(b) **Adjustments**. The aggregate number of shares of Stock offered under the Plan and the price of shares that any Participant has elected to purchase shall be adjusted proportionately by the Committee for any increase or decrease in the number of outstanding shares of Stock resulting from a subdivision or consolidation of shares or the payment of a stock dividend, any other increase or decrease in such shares effected without receipt or payment of consideration by the Company, the distribution of the shares of a Subsidiary to the Company's stockholders or a similar event provided that such adjustments shall be made in accordance with section 424 of the Code and the applicable Treasury Regulations promulgated thereunder.

(c) **Reorganizations.** Any other provision of the Plan notwithstanding, immediately prior to the effective time of a Corporate Reorganization, the Offering Period then in progress shall terminate and shares shall be purchased pursuant to Section 8, unless the Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation. The Plan shall in no event be construed to restrict in any way the Company's right to undertake a dissolution, liquidation, merger, consolidation or other reorganization.

SECTION 15 AMENDMENT OR DISCONTINUANCE.

The Board shall have the right to amend, suspend or terminate the Plan at any time and without notice. Except as provided in Section 14, any increase in the aggregate number of shares of Stock to be issued under the Plan shall be subject to approval by a vote of the stockholders of the Company. In addition, any other amendment of the Plan shall be subject to approval by a vote of the stockholders of the Company to the extent required by an applicable law or regulation.

The Board shall solicit Company stockholder approval of the Plan on or before the next scheduled annual meeting of the stockholders that occurs following the Effective Date. In the event that the Company stockholders have not approved the Plan in the manner required by Code Section 423(b)(2) by June 29, 2008, the Plan shall automatically terminate on that date.

SECTION 16 EXECUTION.

To record the adoption of the Plan by the Board, the Company has caused its authorized officer to execute the same.

ATS Corporation

/s/ Pamela A. Little

By: Pamela A. Little

Title: Senior Vice President
and Chief Financial Officer

END